NI 43-101 Compliant
TECHNICAL REPORT

on the

LOOKOUT HILL PROJECT

Ömnögovi Aimag, Southern Mongolia

Prepared for:

Entrée Gold Inc.
1201 - 1166 Alberni Street
Vancouver, BC
Canada

June 10, 2009	Prepared by: John Vann, F.AusIMM, M.AIG Scott Jackson, M.AusIMM Owen Cullingham, P.Geol. Dean David, M.AusIMM Robert M Cann, P. Geo. James R. Foster, P.Geo.

CERTIFICATES AND CONSENT LETTER

Quantitative Group Our Skills On Your Team TM	Geostatistics Resources & Reserves Reconciliation & Grade Control Audit & Due Diligence Strategic Mine Planning Geometallurgical Modelling Mine Geology Training

John Vann
Suite 10/18 Parry St, Fremantle,
WA, 6160, Australia

Tel.: +61 8 9433 3511
Fax: +61 8 9433 3611
Email: jv@qgroup.net.au

CONSENT

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

And To:	Entrée Gold Inc.

I, John Vann, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. titled ‘NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia’, with an effective date of June 10, 2009 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated this 26th day of June, 2009.

“Signed and sealed”
__________________________
John Vann, M.AusIMM

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192). trading as QG address: Suite 12, 18 Parry St Fremantle WA. Australia 6160 (PO Box 1304 Fremantle WA. Australia 6959)
phone: +61 (0) 8 9433 3511 | fax: +61 (0) 8 9433 3611 | email: info@qgroup.net.au | web: www.qgroup.net.au

Quantitative Group Our Skills On Your Team TM	Geostatistics Resources & Reserves Reconciliation & Grade Control Audit & Due Diligence Strategic Mine Planning Geometallurgical Modelling Mine Geology Training

CERTIFICATE of AUTHOR

John Vann
Suite 10/18 Parry St, Fremantle,
WA, 6160, Australia

Tel.: +61 8 9433 3511
Fax: +61 8 9433 3611
Email: jv@qgroup.net.au

I, John Edward Vann, do hereby certify that:

1.	I am currently employed as Principal Consultant and Director by:

Quantitative Group Pty Ltd.
Suite 10/18 Parry St, Fremantle,
WA, 6160, Australia

2.
I graduated from the Royal Melbourne Institute of Technology, Victoria, Australia with a Bachelor of Applied Science (with Distinction) in Applied Geology in 1984. I also graduated from the University of New England, NSW, Australia with a Bachelor of Science (with Honours) in Geology in 1985. I further graduated from the University of Leeds, United Kingdom, with the degree Master of Science in Mining Geostatistics (with Distinction) in 1993.

3.	I am a Fellow of the Australasian Institute of Mining and Metallurgy (no. 103352) and also a Member of the Australian Institute of Geoscientists and a Member of the Society for Economic Geology.

4.
I have practised my profession continuously since 1985 and have experience in mining operations, consulting and professional development teaching at and for mines in various countries including Australia, Canada, The United States of America, The United Kingdom, Indonesia, Laos, Mongolia, New Caledonia, New Zealand, Papua New Guinea, Zimbabwe and South Africa. I have specific experience in large porphyry Cu-Au deposits such as Ok Tedi and Cadia Hill. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of sections pertaining to the Javhlant MEL, the Heruga deposit (Sections 1.4, 7.2.3, 9.2, 11.3, 12.2.2, 14.2, 17.2, 20.1.3, and 21.1.3) and the Hugo North Extension Resource (Sections 1.3, 7.2.1, 9.1, 11.2.2, 11.2.3, 12.2.1, 13.3.3, 14.1, 17.1, 20.1.1, and 21.1.1) of the technical report titled “NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of 10 June 2009 (the “Technical Report”) relating to the Lookout Hill Property. I am the QP with overall responsibility for report preparation and preparation of any report sections not specifically assigned to other QPs in Section 2 of the Technical Report. I visited the Lookout Hill Project February 19-26, 2008 and September 2-9, 2008. I have personally visited Heruga, and Hugo North Extension, Southern Oyu, Zone I and Zone III mentioned in this report.

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192). trading as QG address: Suite 12, 18 Parry St Fremantle WA. Australia 6160 (PO Box 1304 Fremantle WA. Australia 6959)
phone: +61 (0) 8 9433 3511 | fax: +61 (0) 8 9433 3611 | email: info@qgroup.net.au | web: www.qgroup.net.au

Quantitative Group Our Skills On Your Team TM	Geostatistics Resources & Reserves Reconciliation & Grade Control Audit & Due Diligence Strategic Mine Planning Geometallurgical Modelling Mine Geology Training

7.	I have not had prior involvement with the properties that are the subject of the Technical Report.

8.
As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I do not own any shares of Entrée Gold Inc.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 10th day of June, 2009.

“Signed and sealed”

__________________________
John Edward Vann, F.AusIMM, M.AIG

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192). trading as QG address: Suite 12, 18 Parry St Fremantle WA. Australia 6160 (PO Box 1304 Fremantle WA. Australia 6959)
phone: +61 (0) 8 9433 3511 | fax: +61 (0) 8 9433 3611 | email: info@qgroup.net.au | web: www.qgroup.net.au

Quantitative Group Our Skills On Your Team TM	Geostatistics Resources & Reserves Reconciliation & Grade Control Audit & Due Diligence Strategic Mine Planning Geometallurgical Modelling Mine Geology Training

Scott Jackson, M.AusIMM
Suite 10/18 Parry St, Fremantle,
WA, 6160, Australia
Tel.: +61 8 9433 3511
Fax: +61 8 9433 3611
Email: sj@qgroup.net.au

CONSENT

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

And To:	Entrée Gold Inc.

I, Scott Jackson, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. titled ‘NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia’, with an effective date of June 10, 2009 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated this 26th day of June, 2009.

“Signed and sealed”

__________________________
Scott Jackson, M.AusIMM

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192). trading as QG address: Suite 12, 18 Parry St Fremantle WA. Australia 6160 (PO Box 1304 Fremantle WA. Australia 6959)
phone: +61 (0) 8 9433 3511 | fax: +61 (0) 8 9433 3611 | email: info@qgroup.net.au | web: www.qgroup.net.au

Quantitative Group Our Skills On Your Team TM	Geostatistics Resources & Reserves Reconciliation & Grade Control Audit & Due Diligence Strategic Mine Planning Geometallurgical Modelling Mine Geology Training

CERTIFICATE of AUTHOR

Scott Jackson
Suite 10/18 Parry St, Fremantle,
WA, 6160, Australia

Tel.: +61 8 9433 3511
Fax: +61 8 9433 3611
Email: sj@qgroup.net.au

I, Scott Jackson, do hereby certify that:

1.	I am currently employed as Principal Consultant and Director by:

Quantitative Group Pty Ltd.
Suite 10/18 Parry St, Fremantle,
WA, 6160, Australia

2.
I graduated with a B.Sc. degree in Honours Geology from The University of Western Australia in 1990. In addition, I obtained a CFSG (Mining Geostatistics degree) from the Paris School of Mines in 1998.

3.	I am a registered member of the Australasian Institute of Mining and Metallurgy. I am also a member of the Australian Institute of Geoscientists.

4.	I have worked as a geologist for more than 18 years since my graduation from university. I have worked on porphyry and epithermal systems in Australia, Indonesia, New Zealand and Papua New Guinea.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of sections pertaining to the Javhlant MEL, the Heruga deposit (Sections 1.4, 7.2.3, 9.2, 11.3, 12.2.2, 14.2, 17.2, 20.1.3, and 21.1.3) and the Hugo North Extension Resource (Sections 1.3, 7.2.1, 9.1, 11.2.2, 11.2.3, 12.2.1, 13.3.3, 14.1, 17.1, 20.1.1, and 21.1.1) of the technical report titled “NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of  10 June 2009 (the “Technical Report”) relating to the Lookout Hill Property. I am the QP with overall responsibility for report preparation and preparation of any report sections not specifically assigned to other QPs in Section 2 of the Technical Report. I visited the Lookout Hill Project February 19-22, 2008 and September 2-9, 2008. . I have personally visited Heruga, and Hugo North Extension, Southern Oyu, Zone I and Zone III mentioned in this report.

7.	I have not had prior involvement with the properties that are the subject of the Technical Report.

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192). trading as QG address: Suite 12, 18 Parry St Fremantle WA. Australia 6160 (PO Box 1304 Fremantle WA. Australia 6959)
phone: +61 (0) 8 9433 3511 | fax: +61 (0) 8 9433 3611 | email: info@qgroup.net.au | web: www.qgroup.net.au

Quantitative Group Our Skills On Your Team TM	Geostatistics Resources & Reserves Reconciliation & Grade Control Audit & Due Diligence Strategic Mine Planning Geometallurgical Modelling Mine Geology Training

8.
As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I do not own any shares of Entrée Gold Inc.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 10th day of June, 2009.

“Signed and sealed”

__________________________
Scott Jackson, M.AusIMM

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192). trading as QG address: Suite 12, 18 Parry St Fremantle WA. Australia 6160 (PO Box 1304 Fremantle WA. Australia 6959)
phone: +61 (0) 8 9433 3511 | fax: +61 (0) 8 9433 3611 | email: info@qgroup.net.au | web: www.qgroup.net.au

Owen R. Cullingham, P. Geol., P.Geo.
128 Oakcliffe Place S.W.
Calgary, Alberta  T2V 0J8
Tel.: (403) 281-5755
Fax: (403) 281-5761
Email: ocullingham@shaw.ca

CONSENT

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

And To:	Entrée Gold Inc.

I, Owen R. Cullingham, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. titled ‘NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia’, with an effective date of June 10, 2009 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated this 26th day of June, 2009.

“signed and sealed”
__________________________
Owen R. Cullingham, P.Geol., P.Geo.

CERTIFICATE of AUTHOR

Owen R. Cullingham, P. Geol., P. Geo.
128 Oakcliffe Place S.W.
Calgary, Alberta  T2V 0J8

Tel.: (403) 281-5755
Fax: (403) 281-5761
Email: ocullingham@shaw.ca

I, Owen R. Cullingham, P. Geol., P. Geo., do hereby certify that:

1.	I am an independent coal consultant based in Calgary, Alberta, Canada and was contracted by:

Entrée Gold Inc.
1201-1166 Alberni Street
Vancouver, BC
V6E 3Z3

2.	I graduated with a B.Sc. degree in Geology from the University of Calgary in 1971.

3.
I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, licence number # 20409. I am also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, member # M33886.

4.	I have worked as a geologist for more than 35 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am the QP responsible (together with James R. Foster) for the preparation of Sections 8.4, 9.3.3, 10.2.5, 12.3.2, 13.4.5, 20.2.2, 21.2 related to coal exploration on the Western MEL’s (100% Entrée) of the NI 43-101 Compliant technical report titled “Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of June 10, 2009 (the “Technical Report”) relating to the Lookout Hill Property. I visited the Nomkhon Bohr coal project from October 4-14, 2008.

7.	I have not had prior involvement with the properties that are the subject of the Technical Report.

8.
As of the date of the certificate, to the best of my knowledge, information and belief, I am not aware of any material fact or material change with respect to the subject matter of the technical report, the omission to disclose which makes the technical report misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101 and do not own any shares of Entrée Gold Inc.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 10th day of June, 2009.

“Signed and sealed”
__________________________
Owen Cullingham, B.Sc., P.Geol., P.Geo.

Level 14 / 140 St Georges Terrace Perth Western Australia 6000 GPO Box Z5266 Perth Western Australia 6831	Telephone: 61 8 9347 4777 Facsimile: 61 8 9347 4747 www.minproc.com.au ABN 52 DOB 992 694

Dean David, M.AusIMM
14/140 St Georges Tce,
Perth, WA 6000  Australia
Tel.: +61 8 9347 4734
Fax: +61 8 9347 4747
Email: dean.david@minproc.com.au

CONSENT

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

And To:	Entrée Gold Inc.

I, Dean David, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. titled ‘NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia’, with an effective date of June 10, 2009 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated this 26th day of June, 2009.

“Signed and sealed”

__________________________
Dean David, M.AusIMM

Level 14 / 140 St Georges Terrace Perth Western Australia 6000 GPO Box Z5266 Perth Western Australia 6831	Telephone: 61 8 9347 4777 Facsimile: 61 8 9347 4747 www.minproc.com.au ABN 52 DOB 992 694

CERTIFICATE of AUTHOR

Dean David
14/140 St Georges Tce,
Perth, WA 6000  Australia

Tel.: +61 8 9347 4734
Fax: +FAX
Email: dean.david@minproc.com.au

I, Dean David, do hereby certify that:

1.	I am currently employed as Process Consultant by:

GRD Minproc
14/140 St Georges Tce,
Perth, WA 6000 Australia

2.	I graduated from the South Australian Institute of Technology (Now University of South Australia) in 1982 with a Bachelor of Applied Science in Metallurgy.

3.	I am a member of the Australasian Institute of Mining and Metallurgy (no.102351).

4.
I have practised my profession as a metallurgist for a total of 23 years and with GRD Minproc since October 2003. As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of Section 16 and 21.1.1 of the technical report titled “NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of June 10th, 2009 (the “Technical Report”) relating to the Lookout Hill Property.  I have not visited the property and have relied on the visit in December 2005 by a Principal Process Engineer and visits to site and Mongolia for the Lookout Hill Project by others employed by GRD Minproc Limited in 2007.

7.	I have not had prior involvement with the properties that are the subject of the Technical Report.

8.
As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading..

Level 14 / 140 St Georges Terrace Perth Western Australia 6000 GPO Box Z5266 Perth Western Australia 6831	Telephone: 61 8 9347 4777 Facsimile: 61 8 9347 4747 www.minproc.com.au ABN 52 DOB 992 694

9.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I do not own any shares of Entrée Gold Inc.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 10th day of June, 2009.

“Signed and sealed”

__________________________
Dean David, M. AusIMM

Robert M. Cann, P.Geo.
1201-1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel.: (604) 687-4777
Fax: (604) 687-4770
Email: rcann@entreegold.com

CONSENT

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

And To:	Entrée Gold Inc.

I, Robert Cann, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. titled ‘NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia’, with an effective date of June 10, 2009 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated this 26th day of June 2009.

“Signed and sealed”

__________________________
Robert M. Cann, M.Sc., P.Geo

CERTIFICATE of AUTHOR

Robert M. Cann, P.Geo.
1201-1166 Alberni Street
Vancouver, BC  V6E 3Z3

Tel.: (604) 687-4777
Fax: (604) 687-4770
Email: rcann@entreegold.com

I, Robert M. Cann, P.Geo., do hereby certify that:

1.	I am currently employed as Vice-President, Exploration by:

Entrée Gold Inc.
1201-1166 Alberni Street
Vancouver, BC
V6E 3Z3

2.
I graduated with a B.Sc. degree in Honours Geology from The University of British Columbia in 1976. In addition, I obtained a M.Sc. degree in Economic Geology from The University of British Columbia in 1979.

3.
I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. I am also a member of the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists (SEG).

4.	I have worked as a geologist for more than 25 years since my graduation from university. I have worked on porphyry and epithermal systems in Canada, USA, Mexico, Central America, and South America.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I assisted, under the direct supervision of Quantitative Group, in preparation of Sections 1.5, 4.2.2, 6.3, 7.3, 9.3, 10.2, 11.4, 12.3, 13.4, 14.3, 20.2 and 21.2 related to the Western MEL’s (100% Entrée) of the NI 43-101 Compliant technical report titled “Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of June 10, 2009 (the “Technical Report”) relating to the Lookout Hill Property.

Entrée Gold Inc.	Entrée LLC	www.entreegold.com

Suite 1201	Jamyan Gun Street-5	TSX: ETG
1166 Alberni St.	Ar Mongol Travel Building	AMEX: EGI
Vancouver, BC V6E 3Z3	Suite #201, #202	Frankfurt: EKA
Tel: 604.687.4777 Fax: 604.687.4770	Sukhbaatar District, 1st County
Ulaanbaatar, Mongolia
Tel: 976.11.330953 Fax: 976.11.319426

7.
I am the Vice President, Exploration responsible for overall project management on the 100% Entrée ground (Western MEL’s).  I have made four site visits (in February, June, August and November) to the Oyu Tolgoi project and Lookout Hill project in 2008.

8.	I have not had prior involvement with the properties that are the subject of the Technical Report.

9.
As of the date of the certificate, to the best of my knowledge, information and belief, I am not aware of any material fact or material change with respect to the subject matter of the technical report, the omission to disclose which makes the technical report misleading.

10.
I am not independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101 because I have been a full-time employee of Entrée Gold Inc. since July 2002.  I currently own 31,000 shares of Entrée Gold Inc.; and, I hold stock options granted by Entrée Gold Inc. to acquire up to 725,000 shares.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 10th day of June, 2009.

“Signed and sealed”
__________________________
Robert M. Cann, M.Sc., P.Geo.

James R. Foster, H.B.Sc., P.Geo.
1201-1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel.: (604) 687-4777
Fax: (604) 687-4770
Email: jfoster@entreegold.com

CONSENT

To:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

And To:	Entrée Gold Inc.

I, James R. Foster, do hereby consent to the public filing of the technical report prepared for Entrée Gold Inc. titled ‘NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia’, with an effective date of June 10, 2009 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Entrée Gold Inc. on its company website or otherwise.

Dated this 26th day of June, 2009.

“Signed and sealed”

__________________________
James R. Foster, H.B.Sc., P.Geo

CERTIFICATE of AUTHOR

James R. Foster, H.B.Sc., P.Geo.
1201-1166 Alberni Street
Vancouver, BC  V6E 3Z3

Tel.: (604) 687-4777
Fax: (604) 687-4770
Email: jfoster@entreegold.com

I, James R. Foster, H.B.Sc., P.Geo., do hereby certify that:

1.	I am currently employed as Project Manager by:

Entrée Gold Inc.
1201-1166 Alberni Street
Vancouver, BC
V6E 3Z3

2.	I graduated with an Honours B.Sc. degree in Earth Science and Geography from The University of Waterloo in 1979.

3.	I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. I am also a member of the Society of Economic Geologists (SEG).

4.	I have worked as a geologist for more than 25 years since my graduation from university. I have worked on porphyry and epithermal systems in Canada, USA, Mexico, Central America, and South America.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I assisted in preparation of Sections 1.5, 4.2.2, 6.3, 7.3, 9.3, 10.2, 11.4, 12.3, 13.4, 14.3, 20.2 and 21.2 related to the Western MELs (100% Entrée) of the NI 43-101 Compliant technical report titled “Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of 10 June 2009 (the “Technical Report”) relating to the Lookout Hill Property. I was the Project Manager responsible for day to day project management on the 100% Entrée ground and was almost continuously on site from April 2008 to December 2008.  During this period, I also made numerous site visits to Ivanhoe Mines project site to review exploration progress and results from the Heruga drilling project.

Entrée Gold Inc.	Entrée LLC	www.entreegold.com

Suite 1201	Jamyan Gun Street-5	TSX: ETG
1166 Alberni St.	Ar Mongol Travel Building	AMEX: EGI
Vancouver, BC V6E 3Z3	Suite #201, #202	Frankfurt: EKA
Tel: 604.687.4777 Fax: 604.687.4770	Sukhbaatar District, 1st County
Ulaanbaatar, Mongolia
Tel: 976.11.330953 Fax: 976.11.319426

7.	I have not had prior involvement with the properties that are the subject of the Technical Report.

8.
As of the date of the certificate, to the best of my knowledge, information and belief, I am not aware of any material fact or material change with respect to the subject matter of the technical report, the omission to disclose which makes the technical report misleading.

9.
I am not independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101 because I have been under contract or have been an employee of Entrée Gold Inc. since July 2006.  I currently own Nil shares of Entrée Gold Inc.; and I do hold stock options granted by Entrée Gold Inc. to acquire up to 240,000 shares.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 10th day of June, 2009.

“Signed and sealed”

__________________________
James R. Foster, H.B.Sc., P.Geo.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

CONTENTS

1.0	SUMMARY		1
1.1	Project Overview		1
1.2	Project Description		1
1.3	Hugo North Extension		2
1.4	Heruga		5
1.5	Western Mineral Exploration Licences		7
2.0	INTRODUCTION		10
2.1	General		10
2.2	Responsibility		11
2.3	Site Visits		11
2.4	Terms of Reference		12
3.0	RELIANCE ON OTHER EXPERTS		14
3.1	Introduction		14
3.2	Mineral Tenure		14
4.0	PROPERTY DESCRIPTION AND LOCATION		15
4.1	Location		15
4.2	Property Description		15
	4.2.1	Shivee Tolgoi JV Property	16
	4.2.2	Western Mineral Exploration Licences (100% Entrée)	19
	4.2.3	Exploration and Mining Title in Mongolia	20
	4.2.4	Surface Rights and Permits	21
	4.2.5	Surveying	21
	4.2.6	Environmental and Socio-Economic Issues	21
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		23
5.1	Accessibility		23
5.2	Climate		23
5.3	Local Resources and Infrastructure		23
5.4	Physiography		26
5.5	Seismicity		26
6.0	HISTORY		28
6.1	Introduction		28
6.2	Shivee Tolgoi JV Property		28
6.3	Western MELs (100% Entrée)		30
7.0	GEOLOGICAL SETTING		32
7.1	Regional Geology		32
7.2	Shivee Tolgoi JV Property		34
	7.2.1	Hugo North Extension	34
	7.2.2	Ulaan Khud Prospect	39
	7.2.3	Heruga Deposit	39
7.3	Western MELs (100% Entrée) Geology		44
	7.3.1	Shivee Tolgoi Licence	44
	7.3.2	Togoot Licence	44
8.0	DEPOSIT TYPES		54
8.1	Porphyry Copper ± Gold Deposits		54

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

8.2	High-sulphidation Epithermal Deposits		55
8.3	Low-sulphidation Epithermal Deposits		56
8.4	Coal Deposits		57
9.0	MINERALIZATION		59
9.1	Shivee Tolgoi JV Property		59
	9.1.1	Hugo North Extension	59
	9.1.2	Ulaan Khud	63
9.2	Heruga Deposit		63
9.3	Western MELs		69
	9.3.1	Altan Khulan Target - Shivee Tolgoi Licence	69
	9.3.2	Tom Bogd Target - Shivee Tolgoi Licence	69
	9.3.3	Coal Targets - Togoot Licence	69
	9.3.4	Ring Dyke Prospect - Togoot Licence	70
	9.3.5	Baruun Khatnii Guya - Togoot Licence	70
10.0	EXPLORATION		71
10.1	Shivee Tolgoi JV Property		73
	10.1.1	Introduction	73
	10.1.2	Hugo North Extension - Shivee Tolgoi MEL	73
	10.1.3	Ulaan Khud - Shivee Tolgoi MEL	73
	10.1.4	Heruga - Javhlant MEL	73
10.2		Western MELs	73
	10.2.1	Introduction	73
	10.2.2	Altan Khulan Target - Shivee Tolgoi MEL	79
	10.2.3	Tom Bogd Target - Shivee Tolgoi MEL	79
	10.2.4	Nomkhon Bohr and Coking Flats Coal Targets - Togoot MEL	80
	10.2.5	Ukhaa Tolgod Target - Togoot MEL	85
	10.2.6	Baruun Khatnii Guya Target - Togoot MEL	89
	10.2.7	Ring Dyke Target - Togoot MEL	89
	10.2.8	Toogie East Target - Togoot MEL	91
11.0	DRILLING		93
11.1	General		93
11.2	Shivee Tolgoi JV Property - Shivee Tolgoi MEL		93
	11.2.1	Introduction	93
	11.2.2	Hugo North Extension Exploration Diamond Drilling	95
	11.2.3	Hugo North Extension Drill Results	95
	11.2.4	Ulaan Khud (Airport North) Diamond Drilling	95
	11.2.5	Geotechnical Drilling	97
11.3	Shivee Tolgoi JV Property - Javhlant MEL		97
	11.3.1	Introduction	97
	11.3.2	Exploration Diamond Drilling at Heruga	99
	11.3.3	Heruga Drill Results	101
11.4	Western MELs (100% Entrée)		105
	11.4.1	Introduction	105
	11.4.2	Exploration Diamond Drilling - Shivee Licence	106
	11.4.3	Drill Results - Shivee Tolgoi Licence	108
	Altan Khulan Target		108
	Tom Bogd Target		108
	11.4.4	Exploration Drilling - Togoot Licence	108
	Core Drilling		108
	RC Drilling		111
	11.4.5	Downhole Geophysical Surveys	113
	11.4.6	Drill Results - Togoot MEL	114

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

12.0	SAMPLING METHOD AND APPROACH		118
12.1	Introduction		118
12.2	Shivee Tolgoi JV Property		118
	12.2.1	Diamond Drill Core Sampling - Hugo North Extension	118
	12.2.2	Diamond Drill Core Sampling - Heruga	119
12.3		Western MELs (100% Entrée)	119
	12.3.1	Introduction	119
	12.3.2	Core Sampling Procedures	119
	Coal Sampling		119
	Base and Precious Metal Sampling		120
	12.3.3	Soil Sampling - “MMI-M”	121
	12.3.4	Rock Sampling	121
13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		122
13.1	Introduction		122
13.2	Shivee Tolgoi JV Property		122
13.3	Sample Preparation and Shipment		123
	13.3.1	Analyses	124
	13.3.2	QA/QC Program	125
	13.3.3	QG 2008 Review and Comments on Ivanhoe Sampling and QA/QC	129
13.4	Western MELs		144
	13.4.1	Rock Chip Sampling	144
	13.4.2	Soil Sampling	144
	13.4.3	Trench sampling	144
	13.4.4	Core Sampling - Base and Precious Metals	144
	13.4.5	Core Sampling - Coal	145
14.0	DATA VERIFICATION		148
14.1	Shivee Tolgoi JV 2008 Property Visits and Sampling by QG		148
	14.1.1	QG Core Review	149
14.2	Javhlant JV Property - 2008 Visit by Quantitative Group		150
	14.2.1	QG Heruga Core Review	151
	14.2.2	QG Drill Site Visit	153
	14.2.3	QG Database Review	153
	14.2.4	QG Comments on Sample Security Measures at Heruga	153
14.3	Western MELs		154
	14.3.1	General	154
15.0	ADJACENT PROPERTIES		156
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		159
16.1	Summary		159
16.2	Test Programs		160
	16.2.1	AMMTEC Bench-Scale Flotation Test Program	162
	16.2.2	MinnovEX Comminution Testing	162
	16.2.3	MinnovEX FLEET Test Program	162
	16.2.4	AMMTEC Comminution Testing	162
	16.2.5	SAG Pilot Plant	162
	16.2.6	Hugo North Extension	163
	16.2.7	Bulk Flotation Test	163
	16.2.8	Concentrate Upgrading Program, SGS	163
16.3	Hugo North Extension Flotation Testwork		163
	16.3.1	Introduction	163
	16.3.2	Flotation Tests	165
	16.3.3	Results	165
16.4	Conclusions		167

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

17.0	Mineral Resource and MINERAL RESERVE Estimates		168
17.1	Hugo North Extension Deposit		168
	17.1.1	Introduction	168
	17.1.2	QG Checks on 2007 Estimate	168
	17.1.3	Geological Models	171
	17.1.4	Composites	172
	17.1.5	Data Analysis	175
	17.1.6	Variography	178
	17.1.7	Model Setup	182
	17.1.8	Estimation	182
	17.1.9	Validation	185
	17.1.10	Mineral Resource Summary - Hugo North Extension	189
17.2	Heruga Deposit		191
	17.2.1	Introduction	191
	17.2.2	Geologic Models	191
	17.2.1	Composites	197
	17.2.2	Data Analysis	197
	17.2.3	Variography	202
	17.2.4	Model Setup	203
	17.2.5	Estimation	203
	17.2.6	Validation	205
	17.2.7	Mineral Resource Classification	210
	17.2.8	Mineral Resource Summary	211
18.0	OTHER RELEVANT DATA AND INFORMATION		212
19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		213
20.0	INTERPRETATIONS AND CONCLUSIONS		214
20.1	Shivee Tolgoi JV Property		214
	20.1.1	Hugo North Extension	214
	20.1.2	Ulaan Khud (Airport North)	216
	20.1.3	Heruga Deposit - Javhlant MEL	216
20.2	Western MELs (100% Entrée)		219
	20.2.1	Shivee Tolgoi MEL	219
	20.2.2	Togoot MEL	219
21.0	RECOMMENDATIONS		221
21.1	Shivee Tolgoi JV Property		221
	21.1.1	Hugo North Extension	221
	21.1.2	Ulaan Khud	221
	21.1.3	Heruga Deposit - Javhlant MEL	221
21.2	Western MELs		221
22.0	REFERENCES		223
23.0	DATE AND SIGNATURE PAGE		227

TOC iv

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Tables

Table 1-1:	Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007	4
Table 1-2:	Heruga Inferred Mineral Resources, Based on Drilling Completed to 13 February, 2008; Effective Date 12 March, 2008	7
Table 4-1:	Lookout Hill Project - Licence Details	16
Table 4-2:	Shivee Tolgoi JV Property Boundary Coordinates	19
Table 4-3:	Western MELs (100% Entrée) Boundary Coordinates	20
Table 4-4:	Exploration and Mining Licence Annual Fees	20
Table 7-1:	Stratigraphy of the Oyu Tolgoi - Lookout Hill Area	45
Table 8-1:	Modified Classification of Coal	57
Table 10-1:	Exploration Summary JV property and Western MELs, 2002-2008	71
Table 10-2:	Summary of 2008 IP Surveys, Togoot Licence	82
Table 10-3:	Summary of Ukhaa Tolgod Trench Assays, Togoot Licence	85
Table 11-1:	Lookout Hill Project - Drilling Summary	94
Table 11-2:	Ulaan Khud 2008 Drilling Summary	97
Table 11-3:	Javhlant MEL Drilling Summary to March 03, 2009	98
Table 11-4:	Selected Mineralized Intervals from the Heruga Deposit, 2008 Drilling	104
Table 11-5:	2008 Core Hole Drilling Summary - Shivee Tolgoi Licence	106
Table 11-6:	2008 Core Hole Drilling Summary - Togoot Licence	109
Table 11-7:	Reverse Circulation Drilling - Togoot Licence	111
Table 11-8:	Reverse-Circulation Drilling Results - Togoot Licence	117
Table 13-1:	Duplicate Percent Difference at the 90th Population Percentile	129
Table 14-1:	Check Assaying on Selected Oyu Tolgoi Drill Cores	149
Table 14-2:	Summary of Oyu Tolgoi Core Reviewed by QG	150
Table 14-3:	Summary of Heruga Core Reviewed by QG	152
Table 14-4:	Entrée Check Sampling (Feb. 2008) - Core Chip Samples	155
Table 16-1:	Oyu Tolgoi Project Flotation Testwork	161
Table 16-2:	Summary of Comminution Samples Dispatched to Testwork Facilities	161
Table 16-3:	Samples Submitted for PRA Flotation Testwork	164
Table 16-4:	Summary of Composite Head Grades	164
Table 16-5:	Rougher Flotation Recoveries After 8 Minutes - Entrée Composites	165
Table 16-6:	Cleaner Grades and Recoveries at 6 Minutes - Entrée Composites	165
Table 16-7:	Cleaner Concentrate (6 minutes) Impurity Levels	166
Table 17-1:	Lithology and Structural Solids and Surfaces, Hugo North Deposit	172
Table 17-2:	Hugo North Statistics for 5 m Composites - Cu % Data	176
Table 17-3:	Hugo North Statistics for 5 m Composites - Au g/t Data	177
Table 17-4:	Hugo North Copper Intra-domain Boundary Contacts	179
Table 17-5:	Hugo North Gold Intra-domain Boundary Contacts	179
Table 17-6:	Copper Variogram Parameters	180
Table 17-7:	Azimuth and Dip Angles of Rotated Variogram Axes for Copper	180
Table 17-8:	Gold Variogram Parameters	181
Table 17-9:	Azimuth and Dip Angles of Rotated Variogram Axes for Gold	181
Table 17-10:	Copper Search Ellipsoids for Hugo North	183
Table 17-11:	Gold Search Ellipsoids for Hugo North	184
Table 17-12:	Outlier Thresholds Applied to Cu Grade Domains	184
Table 17-13:	Outlier Thresholds Applied to Au Grade Domains	184
Table 17-14:	Bulk Density Search Ellipsoids for Hugo North	185
Table 17-15:	Average Bulk Density	185
Table 17-16:	Global Model Mean Grade Values by Domain in Each Zone	186

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Table 17-17:	Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by Ivanhoe (Effective Date 20 February 2007)	190
Table 17-18:	Project Area Limits and Block Size	191
Table 17-19:	Lithology and Structural Solids and Surfaces, Heruga Deposit	192
Table 17-20:	Heruga Statistics for 5 m Composites - Cu % Data	198
Table 17-21:	Heruga Statistics for 5 m Composites - Au g/t Data	198
Table 17-22:	Heruga Statistics for 5 m Composites - Mo ppm Data	198
Table 17-23:	Gold Estimation Domains - Mineralised Lithologies Only	201
Table 17-24:	Copper Estimation Domains - Mineralised Lithologies Only	201
Table 17-25:	Molybdenum Estimation Domains - Mineralised Lithologies Only	201
Table 17-26:	Summary of Capping Parameters	202
Table 17-27:	Variogram Parameters	203
Table 17-28:	Search Ellipsoids for Heruga	204
Table 17-29:	Bulk Density Search Ellipsoids for Heruga	205
Table 17-30:	Average Bulk Density	205
Table 17-31:	Global Model Mean Grade Values by Domain in Each Zone	206
Table 17-32:	Copper Equivalent Assumptions	211
Table 17-33:	Mineral Resource Inventory, Heruga Deposit, Based on Drilling Completed as of Feb. 13, 2008 and Reported by Ivanhoe Mar. 12, 2008	211
Table 21-1:	Western MELs - 2009 Exploration Budget, Phase 1	222

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Figures

Figure 4-1:	Location Map	17
Figure 4-2:	Lookout Hill Project - Land Tenure	18
Figure 5-1:	Transportation Infrastructure	25
Figure 6-1:	2002 - 2008 Exploration Areas, Shivee Tolgoi Property	29
Figure 7-1:	General Geology of Mongolia (after Badarch et al., 2002)	33
Figure 7-2:	Stratigraphic Column, Oyu Tolgoi Exploration Area	36
Figure 7-3:	Surface Geology Map Shivee Tolgoi JV Property Showing Hugo North Extension and Ulaan Khud	37
Figure 7-4:	Geological Plan of Heruga Deposit Area (Legend as in Fig. 7-2)	42
Figure 7-5:	Geology of Northwest Togoot MEL (Legend on following page; Panteleyev, 2008)	50
Figure 7-6:	Detailed Geology - Nomkhon Bohr	52
Figure 7-7:	Detailed Geology - Coking Flats	53
Figure 9-1:	Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North	60
Figure 9-2:	Geology and Mineralization Section N4768300, Looking North	61
Figure 9-3:	Heruga Deposit Area Section N4759300	66
Figure 9-4:	Heruga Deposit Area Section N4758100	67
Figure 9-5:	Generalized Mo Shell on Heruga Drill Sections (North to South)	68
Figure 10-1:	Detailed magnetic over Heruga Deposit - Javhlant MEL	74
Figure 10-2:	2008 Targets on Western MELs	76
Figure 10-3:	2008 Mapping areas on Western MELs	77
Figure 10-4:	2008 MMI sampling areas on Western MELs	78
Figure 10-5:	Tom Bogd Target - 2008 Geology and MMI-Mo Anomaly	79
Figure 10-6:	Nomkhon Bohr Excavator Trenching	81
Figure 10-7:	Nomkhon Bohr Resistivity	83
Figure 10-8:	TMI Nomkhon Bohr Magnetics	83
Figure 10-9:	TMI Coking Flats Magnetics	84
Figure 10-10:	Coking Flats Chargeability	84
Figure 10-11:	Geology of the Ukhaa Tolgod Area	86
Figure 10-12:	MMI-Au - Ukhaa Tolgod Grid, Togoot Licence	87
Figure 10-13:	MMI-Ag - Ukhaa Tolgod Grid, Togoot Licence	88
Figure 10-14:	Geology of the Baruun Khatnii Guya Area	90
Figure 10-15:	Toogie East Geology	92
Figure 11-1:	Ulaan Khud Drillhole Locations	96
Figure 11-2:	Drillhole Location on IP, Heruga Deposit	100
Figure 11-3:	Geology and Mineralization Section N4758100, Looking North	102
Figure 11-4:	Geology and Mineralization Section N4757900, Looking North	103
Figure 11-5:	2008 Drill collar locations on Shivee Tolgoi Licence	107
Figure 11-6:	2008 Diamond drillhole collar locations on Togoot Licence	110
Figure 11-7:	2008 RC Drillhole Collar Locations on Togoot Licence	112
Figure 11-8:	Representative Core and RC Section Through Nomkhon Bohr	115
Figure 11-9:	RC Drill Section - Coking Flats	116
Figure 13-1:	Field Blank Performance - Gold	127
Figure 13-2:	Field Blank Performance - Copper	127
Figure 13-3:	Gold Duplicate Samples	128
Figure 13-4:	Copper Duplicate Samples	128
Figure 13-7:	Average SGS SRM Molybdenum Bias, 2002-2008	133
Figure 13-8:	SRM #27 Charts - Gold Original and Final	133
Figure 13-9:	SRM #27 Charts - Copper Original and Final	134
Figure 13-10:	SRM #27 Charts - Molybdenum Original and Final	134
Figure 13-11:	SRM #33 Charts - Gold Original and Final	135

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Figure 13-12:	SRM #33 Charts - Copper Original and Final	135
Figure 13-13:	SRM #33 Charts - Molybdenum Original and Final	136
Figure 13-14:	SRM #39 Charts - Gold Original and Final	136
Figure 13-15:	SRM #39 Charts - Copper Original and Final	137
Figure 13-16:	SRM #39 Charts - Molybdenum Original and Final	137
Figure 13-17:	SRM #43 Charts - Gold Original and Final	138
Figure 13-18:	SRM #43 Charts - Copper Original and Final	138
Figure 13-19:	SRM #43 Charts - Molybdenum Original and Final	139
Figure 13-20:	SRM #48 Charts - Gold Original and Final	139
Figure 13-21:	SRM #48 Charts - Copper Original and Final	140
Figure 13-22:	SRM #48 Charts - Molybdenum Original and Final	140
Figure 13-23:	SRM #49 Charts - Gold Original and Final	141
Figure 13-24:	SRM #49 Charts - Copper Original and Final	141
Figure 13-25:	SRM #49 Charts - Molybdenum Original and Final	142
Figure 13-26:	SRM #50 Charts - Gold Original and Final	142
Figure 13-27:	SRM #50 Charts - Copper Original and Final	143
Figure 13-28:	SRM #50 Charts - Molybdenum Original and Final	143
Figure 16-1:	Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results	166
Figure 17-1:	Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2) vs. AMEC (AMEC_CU2)	170
Figure 17-2:	Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2) vs. AMEC (AMEC_CU2)	170
Figure 17-3:	Hugo North Copper Grade Shells	173
Figure 17-4:	Hugo North Gold Grade Shells	174
Figure 17-5:	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth - Cu Quartz-Vein Domain	187
Figure 17-6:	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing - Cu Quartz-vein Domain	187
Figure 17-7:	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth - Au Main + 1 g/t Domains	187
Figure 17-8:	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing - Au Main + 1 g/t Domains	188
Figure 17-9:	Comparison of Copper Histograms and Probability Plots for 5 m Composites and Kriged Blocks - Va.	188
Figure 17-10:	Heruga Structural Domains	193
Figure 17-11:	Heruga Copper Grade Shell	194
Figure 17-12:	Heruga Gold Grade Shells	195
Figure 17-13:	Heruga Molybdenum Grade Shells	196

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Units of Measure and Abbreviations

Above mean sea level	masl
Annum (year)	a
Centimetre	cm
Cubic centimetre	cm3
Cubic metre	m3
Day	d
Days per week	d/wk
Degrees Celsius	°C
Dry metric ton	dmt
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Hour	h (not hr)
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per tonne	kg/t
Kilometre	km
Kilometre per hour	km/h
Kilometre squared	km2
Less than	<
Litre	L
Metre	m
M above sea level	masl
Metric ton (tonne)	t
Micrometre (micron)	µm
Milligram	mg
Millimetre	mm
Million	M
Million tonnes	Mt
Minute (plane angle)	'
Ounce	oz
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound(s)	lb
Second (plane angle)	"
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Tonne (1,000 kg)	t
Tonnes per annum	t/a
Tonnes per cubic metre	t/m3
Tonnes per day	t/d

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ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

1.0	SUMMARY

1.1	Project Overview

Entrée Gold Inc.’s (“Entrée”) 179,590 ha Shivee Tolgoi Property in southern Mongolia comprises three mineral exploration licences (“MEL”) that wholly encompass the Oyu Tolgoi Property (100% Ivanhoe Mines Ltd.)  The eastern portion of the Shivee Tolgoi MEL and the entirety of the Javhlant MEL are subject to a Joint Venture Agreement with Ivanhoe and are currently undergoing exploration by project operator Ivanhoe.  Their work has led to the discovery of an extension of the Hugo North Deposit onto the Shivee Tolgoi MEL (Hugo North Extension Cu-Au deposit), and discovery of the Heruga Cu-Au-Mo Deposit on the Javhlant MEL.  The remainder of the Shivee Tolgoi MEL and the Togoot MEL, collectively known as the Western Licences (“Western MELs”), are 100% owned and are being actively explored by Entrée.

This report was prepared in part by two independent consulting groups; Quantitative Group (”QG”) in Perth, Australia, and GRD Minproc (“Minproc”) in Perth, Australia.

1.2	Project Description

The Lookout Hill Project (“the Project”) consists of two contiguous Properties, together comprised of three MELs (Shivee Tolgoi, Javhlant and Togoot), which cover a total of approximately 179,590 ha.  The two Properties are as follows:

•
The Shivee Tolgoi JV Property: 39,864 ha covering the eastern portion of the Shivee Tolgoi MEL and all of the Javhlant MEL (the “JV Property”), held in a Joint Venture Agreement (the “JV Agreement”) with Ivanhoe.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe’s Oyu Tolgoi Property.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.

•	The Western Mineral Exploration Licenses (100% Entrée): 139,726 ha covering the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL.

Prior to the JV Agreement, an Earn-In Agreement was formed between Entrée and Ivanhoe in October, 2004 with an effective date of November 17, 2004.  As part of the Earn-In, Ivanhoe, the project operator, was entitled to earn up to an 80% interest in minerals below 560 m below surface and a 70% interest in minerals above that elevation.  Ivanhoe could earn its full interest in the property by expending $35 million in exploration and development over an eight year period, which commenced in November 2004.  The Earn-In Agreement was replaced by a JV Agreement in late June 2008 after Ivanhoe completed exploration expenditures in excess of US$35 million.

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL, subject to a right of first refusal by Ivanhoe.  The Entrée MELs are current until March and April, 2010, and annual exploration license fees have been paid to maintain the Entrée MELs in good standing until that date.  Entrée has been granted two extension of term for by the Mongolian government.  Before completion of this final term, the MELs must be converted to mining licenses or they expire.

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

The Project lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Regional major structures in this area include the Gobi-Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Project area, and the Gobi-Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest

1.3	Hugo North Extension

The Hugo North Extension Mineral Resource remains material to the property and was reviewed independently for Entrée Gold by Quantitative Group in 2008.  The Mineral Resource estimate was produced for the Hugo North Extension in 2007 in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Resource estimate was prepared by AMEC and reported in a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1, “Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March, 2007” (Technical Report 2007). In 2008, Scott Jackson, MAusIMM, QG and John Vann, FAusIMM, QG have thoroughly reviewed and independently reproduced this estimate and consider the estimate 2007 is in conformance to NI 43-101. Scott Jackson and John Vann will be acting as QP’s for the Hugo North estimate.

QG reviewed Ivanhoe’s QA/QC procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Hugo North Extension Deposit is in control and the results are suitable for use in Mineral Resource estimation.

The database used to estimate the Mineral Resources for the Hugo North and Hugo North Extension Deposits consists of samples and geological information from 307 drillholes, including daughter holes, totalling 371,172 m.  Within the Hugo North Extension (on the Lookout Hill Project) there are 37 holes totalling approximately 54,546 m used in support of the Mineral Resource estimate.  A number of the holes were sited in the Oyu Tolgoi mining lease that is held 100% by Ivanhoe, as well as being sited in the Hugo North Extension Deposit area.  Data collection procedures were in accordance with industry standards. QG concludes that 6 holes drilled in late 2006 and in 2007 in the Hugo North Extension area - but not used in the 20 February 2007 Mineral Resource estimate - will have no material impact on the Mineral Resource estimate.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

The Hugo North Extension Deposit within the Shivee Tolgoi JV Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is highly elongate to the north-northeast.  It is the continuation northwards of the Hugo North Deposit on the Ivanhoe wholly-owned adjacent Oyu Tolgoi Property.  Within the Lookout Hill Project the top of the mineralization occurs between 900 m and 1,200 m below surface.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).  Material that has grades of less than 1% Cu, usually contains chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.  Elevated gold grades in the Hugo North Extension Deposit occur within the intensely-veined high-grade core and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.  The geological knowledge of the deposits is sufficiently well-established to support resource estimation.

Minproc have suggested that since the Hugo North and Hugo North Extension deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project. QG recommends the impact of arsenic and fluorine on processing and concentrate quality needs to be examined on annual production increments when Entrée converts resources to reserves.

As the Hugo North and Hugo North Extension deposits are part of a single geological entity, the resource has been estimated as a single unit.  A close-off date of November 1, 2006 was utilized for drillhole data.  Following estimation, the resources for Hugo North Extension were cut at the property boundary (approximately 4768100N) and the tonnes and grades attributable to the Hugo North Extension were reported accordingly.

Geological models were constructed by Ivanhoe using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes honoured the drill data and appear well constructed.  To constrain grade interpolation in each of the zones, Ivanhoe created 3D grade shells.  Threshold values for the shells were determined by inspection of histograms and probability curves.  The shells were based on a copper or gold grade.  Two copper shells were used; one at a 0.6% Cu threshold and the second based on a quartz-vein-15%-by-volume threshold.  Three gold shells were used: two at a grade threshold of 0.3 g/t Au (Main and West), and one at a 1 g/t Au threshold. The 1 g/t Au shell was developed to better constrain the interpolation of the high gold grades.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

QG checked the grade and mineralized shapes for interpretational consistency on section and plan, and found them to have been properly constructed but noted slightly different drillhole files were used for construction and estimation of the grade shells. A minor difference in the down-hole de-surveying algorithm meant that the wireframe nodes were 0.5 to 3m from the drillhole in places.  QG did not consider this to have a material impact on the Mineral Resource estimate.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.  The compositing honoured the domain zones by breaking the composites on the domain code values.

The estimation plan, or sets of parameters used for estimating blocks, was reviewed by QG.  Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drillhole composites, and geology.  Good agreement was observed.  A review of the effective amount of metal removed by outlier restriction indicated that the quantities of copper (0.2%-1.7%) and gold (2%-9%) were reasonable for the deposit type.

The Mineral Resources were classified using logic consistent with the CIM definitions required by NI 43-101.  Inspection of the model and drillhole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as Indicated Resources if they fell within the current drillhole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the Inferred resource category if they fell within 150 m of a drillhole composite.

The mineralization within the Hugo North Extension Deposit as of 20 February 2007 is classified as Indicated and Inferred Mineral Resource.  The total project Mineral Resources are shown in Table 1-1, and are reported at copper equivalent cut-off grades of above 0.6%.  The copper equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold and assuming gold recovery is 91% of copper recovery. Mineral Resources are not Mineral Reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

Table 1-1:	Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007

Category	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Notes:

*Copper Equivalent (CuEq) has been calculated using assumed metal prices (US$1.35/pound for copper and US$650/ounce for gold); %CuEq. = %Cu+(g/t Au*18.98)/29.76. The equivalence formula was calculated assuming that gold was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

The contained gold and copper estimates in Table 1-1 have not been adjusted for metallurgical recoveries.  The base case copper equivalent cut-off grade assumptions for the Hugo North Extension Deposit were determined using operating cost estimates from similar deposits.

1.4	Heruga

The work by QG entailed the preparation of the Mineral Resource estimate for Heruga in March 2008, an independent review of Ivanhoe’s exploration results and practices on the Javhlant license.  This was also in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The Mineral Resource estimate was prepared under the supervision of Scott Jackson and John Vann QG - Perth. QG’s scope of work also involved the preparation of this Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1.

The Heruga Deposit within the Javhlant Earn-in Property contains copper-gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed Ivanhoe’s quality assurance/quality control procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  The current Ivanhoe QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Heruga Deposit is in control and the results are suitable for use in Mineral Resource estimation.

The database used to estimate the Mineral Resources for the Heruga Deposit consists of samples and geological information from 35 drillholes, including daughter holes, totalling 44,205 m. Additional drilling has since been completed but the resource will not be recalculated until after the planned infill drilling is complete.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Copper sulphides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100 ppm - 1000 ppm) molybdenum mineralization in the form of molybdenite. Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

The Mineral Resource estimate for the Heruga Deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of QG.  A close-off date of 13 February, 2008 for survey (collar and downhole) data was utilized for constructing the geological domains.  Additional assay data was incorporated into the database up to 12 March, 2008.

To date, no metallurgical test work has been performed on mineralization from the Heruga Deposit.

Ivanhoe created three dimensional shapes (wireframes) of the major geological features of the Heruga Deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by Ivanhoe using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101.  Blocks within 150m of a drillhole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

the nominal drill spacing was less than 150m.  This shape aimed to remove isolated blocks around drillholes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drillhole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  Of the total tonnes classified as Inferred approximately 95% are within 150 m of a drillhole while the average distance of the Inferred blocks is approximately 100 m.

The Mineral Resources estimated within the Heruga Deposit as of 13 February, 2008 are classified as Inferred, shown in Table 1-2, and are reported at a copper equivalent cut-off grade of 0.6%.  The equivalent grade was calculated using assumed metal prices of  $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”).  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.

Table 1-2:	Heruga Inferred Mineral Resources, Based on Drilling Completed to 13 February, 2008; Effective Date 12 March, 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000's (t)%		g/t	ppm	%	Cu ('000 lb)	Au ('000 oz.)	CuEq ('000 lb)
>1.50	30,000	0.63	1.80	126	1.85	390,000	1,600	1,220,000
>1.25	80,000	0.59	1.39	124	1.54	970,000	3,400	2,710,000
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.90	300,000	0.55	0.84	150	1.16	3,600,000	8,000	7,700,000
>0.80	430,000	0.53	0.72	152	1.07	5,000,000	9,900	10,120,000
>0.70	590,000	0.51	0.62	148	0.98	6,590,000	11,700	12,750,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
>0.50	930,000	0.45	0.50	135	0.84	9,220,000	14,900	17,270,000
>0.40	1,160,000	0.41	0.45	123	0.76	10,500,000	16,700	19,530,000
>0.30	1,420,000	0.37	0.40	111	0.69	11,670,000	18,200	21,530,000
Notes:

*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(%Mo*0.01586))/29.76. The contained gold, copper and molybdenum represent estimated contained metal in the ground and have not been adjusted for the metallurgical recovery.

1.5	Western Mineral Exploration Licences

Entrée carried out exploration on the Togoot Licence (3136x) and Shivee Tolgoi Licence (3138x) of its Shivee Tolgoi Property in 2008. The work tested two target types: 1) precious and base metals mineralization in volcanic terranes (Togoot and Shivee Tolgoi Licences); and 2) coal horizons in a sedimentary terrane (Togoot Licence).  Work conducted on the Togoot Licence included geological mapping and sampling, soil geochemical sampling, and core and reverse circulation drilling.  On the Shivee Tolgoi Licence, three holes were

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

drilled to test a previously identified gold target and to explore for deep Oyu Tolgoi-style copper mineralization.

Previous exploration on Togoot Licence identified five areas of precious and base metals potential, based on anomalous soil geochemistry or rock sampling.  These targets were explored with geological mapping at a scale of 1:2,000 and MMI-soil sampling.  In addition, approximately 140 square kilometres of geological mapping at 1:10,000 and 1:20,000 was done during 2008.   No drilling was done in 2008 on these targets.

In 2008, several new coal targets were discovered in the northwest portion of the 100%-owned Togoot Licence. The prospective area comprises some 38.5 square kilometres and includes stratigraphy believed to be similar to that hosting the Tavaan Tolgoi metallurgical coal deposit located approximately 70 km northwest.   During 2008, the region was explored with geological mapping at 1:2000, IP and magnetometer surveys, core drilling and reverse-circulation drilling.  A total of 40 holes totalling 4,979 metres and 34 RC holes totalling 4,814 metres were completed on three separate targets. Twelve of the forty core holes were abandoned due to difficult drilling conditions.

The main target, Nomkhon Bohr, is a near-surface discovery in a complex geological environment.  Although the zone does not crop out on surface, it has been traced by drilling and trenching over a strike length of 1,300 metres  Analyses to date indicate the Nomkhon Bohr coal is predominantly low- to medium-volatile bituminous in rank with some analyses indicating anthracite coal rank as determined by applying PARR formula. The coal is high in ash with variable sulphur.  Coal-bearing horizons in drillholes can be up to 57 metres in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 metres to 4.35 metres.  True thicknesses are uncertain due to possible repetition of the host stratigraphy.

The other two coal targets, Coking Flats and Khar Suul, are blind discoveries underlying Cretaceous conglomerates and sandstones which are up to 130 metres thick.  Coal intercepts are narrower when compared to Nomkhon Bohr.

A total of 950 coal core samples were sent to SGS Mongolia LLC in Ulaanbaatar for preparation and determination of lump relative density. Of these, 837 were then sent to SGS-CSTC Standards Technical Services Co., Ltd in Tianjin, China for specific gravity, proximate analysis (including fixed carbon %), total Sulphur %, and calorific value. In addition, free swell index was determined on 400 of the 837 samples. Thirty-seven coal samples were also sent to Loring Laboratories Ltd., Calgary, Canada for check analyses.

Following industry practise, core from coal holes was not split and the entire selected core sample was sent for analysis after logging and photography. Reverse circulation holes were not sampled - the holes were logged and down-hole geophysics was done.

Exploration on the Shivee Tolgoi Licence was limited to diamond drilling of a gold target and a copper-molybdenum target.  In total, Entrée drilled three core holes totalling 955 metres.  A total of 168 core samples were analyzed at SGS Mongolia LLC in Ulaanbaatar for gold and silver only and no significant results were returned.

Continued exploration to explore the Western MELs within the Lookout Hill Property is recommended in 2009. Exploration will include geological mapping, diamond and RC drilling, primarily to continue testing coal targets in the northwest corner of the Togoot MEL and to continue defining the Nomkhion Bohr coal area. Additional drilling is also proposed on the Altan Khulan gold target (Shivee Tolgoi MEL) and the Ukhaa Tolgod silver target

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

(Togoot MEL).  The cost (including 10% contingency) for Phase I is approximately US$2.5. Contingent upon successful results from the Phase I program, a Phase II program comprising additional follow-up drilling and totalling approximately $US3.3 million is recommended.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

2.0	INTRODUCTION

2.1	General

The Lookout Hill Project consists of three mineral exploration licences (MELs) (Shivee Tolgoi, Javhlant1, and Togoot) which are adjacent to, and encompassing the Oyu Tolgoi Project, the latter held 100% by Ivanhoe Mines Ltd. (Ivanhoe).  The eastern portion of Entrée Gold Inc’s (Entrée) Shivee Tolgoi MEL, where the Hugo North Extension Deposit occurs, and the Javhlant MEL, where the Heruga Deposit occurs, are subject to a Joint Venture Agreement (the “JV Agreement”) with Ivanhoe, whereby Ivanhoe has an 80% interest and is the project operator.  Entrée has title to 100% of the mineral rights on the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL, subject to a first right of refusal to Ivanhoe.

On Ivanhoe’s Oyu Tolgoi Project, there are a series of world class copper-gold mineralized porphyry deposits grouped into the Southern Oyu and Hugo Dummett deposits.  The most northerly of these, the Hugo Dummett Deposit, is further subdivided into two deposits: Hugo South and Hugo North.  The Hugo North Deposit continues north to a point 625 m north of the Oyu Tolgoi-Lookout Hill Project boundary onto Entrée’s Shivee Tolgoi MEL, where it has been traced by drilling.  The northern continuation of the Hugo North Deposit on the Lookout Hill Project is referred to as the Hugo North Extension Deposit (this mineralization was referred to as the “Copper Flats Deposit” in some of Entrée’s previous disclosure documents).

To the south of Oyu Tolgoi, on the Javhlant MEL, the Heruga Deposit was outlined during an intensive 2007-2008 drilling campaign by project operator Ivanhoe.  The Heruga Deposit is a blind porphyry copper-gold-molybdenum system which currently has dimensions of approximately 2000 m north-south, a vertical thickness typically varying between 400 to 800 m, and a width of 300 to 800 m.  The shallowest portion of this mineralized system starts at a vertical depth of approximately 550 m.

The 2008-2009 work by Quantitative Group (“QG”) entailed a detailed review of Ivanhoe Mines exploration work and technical practices on the Javhlant MEL (mainly the Heruga Deposit) and on the Hugo North Extension Deposit.  In 2008 QG were asked to act as joint QP’s for the Hugo North Extension and completed an audit level review of the AMEC estimate and also build a parallel estimate for checking purposes. The QG independent alternate estimate was completed using domains built by Ivanhoe. The majority of parameters for estimation were derived independently by QG. Whilst (as expected) the final estimates did not match exactly, the two estimates are not materially different. Global and local checks by QG suggest the estimate by AMEC is robust and suitable for public reporting of Mineral Resources.

QG also completed an independent review of Entrée’s 2007 exploration practices and results, and made recommendations for continued exploration. This review was sufficiently detailed to prepare an independent resource estimate at a later date.

_____________________________
i The Javhlant MEL is also referred to as the Javkhlant or Jahvlant MEL in some documents and figures; this is due to different Mongolian-English translation conventions.  This report text has standardised on the Javhlant variant.

ENTRÉE GOLD INC.
LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

The Effective Date of the Mineral Resource estimate at Hugo Extension is 20 February, 2007.  The Effective Date of the mineral inferred resource estimate at Heruga is 12 March, 2008.  The Effective Date of the current Technical Report is 10 June, 2009.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise.

2.2	Responsibility

The following Qualified Persons (QPs) authored various sections of this technical report as detailed below:

John Vann, F.Aus.I.M.M. 103352, M.A.I.G., and Scott Jackson, M.Aus.I.M.M. 201735 are the QPs responsible for the preparation of report sections pertaining to the Javhlant MEL, the Hugo North Extension Resource (Sections 1.3, 7.2.1, 9.1, 11.2.2, 11.2.3, 12.2.1, 13.3.3, 14.1, 17.1, 20.1.1, and 21.1.1) and the Heruga Deposit (Sections 1.4, 7.2.3, 9.2, 11.3, 12.2.2, 14.2, 17.2, 20.1.3, and 21.1.3) and are the QPs with overall responsibility for report preparation and preparation of any report sections not specifically assigned to a QP below.

Owen Cullingham, P. Geol. is the Qualified Person (QP) responsible (together with James R. Foster) for the preparation of Sections 8.4, 9.3.3, 10.2.5, 12.3.2, 13.4.5, 20.2.2, 21.2.

Dean David, B. App.Sc. (Metallurgy), M.Aus.I.M.M. 102351, employed by GRD Minproc Limited as Process Consultant, is responsible for preparation of Section 16 on Mineral Processing and Metallurgical Testing and Section 21.1.1 - Processing and Metallurgy.

Robert Cann, P. Geo. and James R. Foster, P. Geo. are the QPs in part responsible for preparation of sections pertaining to the 100% Entrée ground (Sections 1.5, 4.2.2, 6.3, 7.3, 9.3, 10.2, 11.4, 12.3, 13.4, 14.3 20.2 and 21.2).

2.3	Site Visits

Scott Jackson of QG visited the Ivanhoe Mines project site from 19 to 22 February, 2008 when numerous discussions were held with Ivanhoe Mines personnel regarding Heruga as well gaining on overview on the Oyo Tolgoi deposits.  Specifically, the purpose of the visit was to gain an understanding and review the Heruga geology and mineralization encountered on surface and in the drillholes completed to date.  Scott Jackson then visited the Ivanhoe Mines project site from 2 to 9 September 2008. The purpose of this visit was to gain an understanding and review the Southern Oyu and Hugo Dummett deposits (including Hugo North Extension) geology and mineralization encountered on surface and in the drillholes completed to date.

John Vann of QG visited the Ivanhoe Mines project site from 19 to 26 February, 2008 with the same objectives as Scott Jackson. In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were briefly reviewed.  John Vann then visited the Ivanhoe Mines project site from 2 to 9 September 2008 again with the same objectives as Scott Jackson.

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LOOKOUT HILL PROJECT, MONGOLIA
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Both John Vann and Scott Jackson visited the Entrée project for a half day on 21 February, 2008 when exploration results were reviewed, drill core inspected and Zones I and III visited.

Dean David, Process Consultant, Minproc, has not visited the site.  The site has been visited by other Minproc personnel who visited the site from 2003 to 2006.  Bernard Peters, Principal Mining Consultant, Minproc, visited the property from 30 March to 5 April, 2003, from 15 July to 17 July, 2003 and from 28 April to 5 May, 2006.  He also attended meetings in Ulaanbaatar with Mongolian authorities to discuss the Mineral reserves in 2006 and 2007 and made other visits to Mongolia and China as part of work on the project.  It is considered that the site visits by other Minproc personnel are sufficient for this report.

Owen Cullingham, an independent coal consultant to Entrée, visited the Nomkhon Bohr coal project from October 4-14, 2008.  While on site, Mr. Cullingham advised on various aspects of the coal exploration and geology, sample handling, analytical requirements and made various recommendations for process improvements.

James Foster was the Project Manager responsible for day to day project management on the 100% Entrée ground and was almost continuously on site from April 2007 to December 2008.  During this period, Mr. Foster also made numerous site visits to Ivanhoe Mines project site to review exploration progress and results.

Robert Cann made four site visits (in February, June, August, and November) to Entrée’s project site during 2008 and most recently visited Ivanhoe Mines project in late-November 2008.

2.4	Terms of Reference

Scott Jackson and John Vann are principals of Quantitative Group (“QG”) based in Perth, Australia.  QG has been contracted by Entrée to provide an independent appraisal of Heruga and Hugo North Extension exploration and to prepare independent resource estimates.

Technical Reports were previously prepared by AMEC in March 2006 (Blower, 2006) and March 2007 (Cinits and Parker, 2007) to present the results of Mineral Resource estimates on the Hugo North Extension, and by QG in March 2008 (Vann et al., 2008) to present the initial Mineral Resource estimate for Heruga.  These reports are on file on the SEDAR website (www.sedar.com).  A portion of the background information and technical data for the current Technical Report were obtained from the aforementioned reports and from data provided by Ivanhoe.

Dean David is employed by Minproc as a Process Consultant. Minproc was contracted by Entrée to supervise independent metallurgical testing of mineralization from the Hugo North Extension Deposit.

Owen Cullingham is an independent coal consultant based in Calgary, Alberta, Canada. Mr. Cullingham was contracted by Entrée to provide independent supervision and technical advice for Entrée’s ongoing coal exploration program on the Togoot MEL.

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LOOKOUT HILL PROJECT, MONGOLIA
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QG, Minproc and Owen Cullingham are independent of Entrée, or of any associated company to Entrée.  Consulting fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.

Robert Cann and James Foster are employees of Entrée and as such are not independent of Entrée.

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

3.0	RELIANCE ON OTHER EXPERTS

3.1	Introduction

The qualified persons (QPs) and authors of this Technical Report, state that they are Qualified Persons for those areas identified in Section 2.4 above and in the “Certificate of Qualified Person” attached to this report.  The authors have relied, and believe there is a reasonable basis for this reliance, upon the following reports, which provided information regarding mineral rights, surface rights, in sections of this Technical Report as noted below.

3.2	Mineral Tenure

QG QPs have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements.  QG have relied upon Entrée experts for this information through the following document.

•
Legal Due Diligence document titled Entrée Gold Inc. (the “Company”) and Entrée LLC (the “Subsidiary”) addressed to AMEC by Zata Law Firm (Ulaanbaatar, Mongolia), dated 18 March, 2008 (Sections 4.2 to 4.2.3 of this report, and summarized in Section 1.0).

•
Legal Due Diligence document titled Entrée Gold Inc. (the “Company”) and Entrée LLC (the “Subsidiary”) addressed to Quantitative Group by Zata Law Firm (Ulaanbaatar, Mongolia), dated 10 March, 2008 (Sections 4.2 to 4.2.3 of this report, and summarized in Section 1.0).

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Lookout Hill Project is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China (Figure 4-1).  The Project is centered at approximately latitude 43° 05' 00" N and longitude, 106° 30' 00" E, or UTM coordinates 4770000 N and 620000 E with datum set to WGS-84, Zone 48N.  Elevations within the Project area range between 1160 and 1450 masl.

The Hugo North Extension is the principal zone of mineralization defined on the Project and is where the bulk of the exploration drilling has been conducted.  This deposit occurs within the Shivee Tolgoi MEL of the Lookout Hill Project and is the near northernmost defined portion of a north-northeast trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs mainly within the adjacent Oyu Tolgoi Project, owned 100% by Ivanhoe.  The Hugo North Extension is centered at approximately latitude N 43°04’ and longitude E 106°55’ within the Shivee Tolgoi MEL and at elevations, which range from approximately 1160 masl to 1180 masl.

The Heruga Deposit is the second significant zone of mineralization indicated on the Property and is where the bulk of 2007 and 2008 drilling was conducted.  This deposit occurs near the centre of the Javhlant MEL, south of Ivanhoe Mines’ 100% owned Oyu Tolgoi mining licence, and is at the south end of a north-northeast trending, 20 km long and 1 km wide copper-gold porphyry mineralized ‘corridor” that occurs mainly within the adjacent Oyu Tolgoi Property.  The Heruga Deposit is centered at approximately latitude 42°58’ N and longitude 106°48’E and at elevations, which range from approximately 1160 masl to 1170 masl.

4.2	Property Description

The Lookout Hill Project consists of two contiguous Properties, together comprised of three MELs (Shivee Tolgoi, Javhlant and Togoot), which cover a total of approximately 179,590 ha (Figure 4.2).  The two Properties are as follows:

•
The Shivee Tolgoi Joint Venture Property (“JV Property”).: 39,864 ha covering the eastern portion of the Shivee Tolgoi MEL and all of the Javhlant MEL, subject to a Joint Venture Agreement with Ivanhoe (“JV Agreement”).

•	The Western Mineral Exploration MELs (100% Entrée): 139,726 ha covering the western portion of the Shivee Tolgoi MEL and all of the Togoot MEL.

These two Properties are further described in Subsections 4.2.1 and 4.2.2, respectively and are shown on Figure 4-2.  A brief description of maintenance of Exploration and Mining MELs in Mongolia is provided in Subsection 4.2.3.

A 60% interest in the three mineral exploration licences was first acquired by Entrée in 2002, through an arms-length, five-year option agreement with a Mongolian company, Mongol Gazar Co. Ltd. (Mongol Gazar), who was originally awarded the MELs by the Mongolian Government in March and April 2001.  On 6 November, 2003, Entrée, through

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LOOKOUT HILL PROJECT, MONGOLIA
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their wholly-owned Mongolian subsidiary Entrée LLC, entered into a purchase agreement with Mongol Gazar, which replaced the existing option agreement.  Details of the agreement can be found in the March 2008 technical report (Vann et al., 2008) filed on SEDAR.

The initial three year licence term issued to Mongol Gazar, for the three MELs expired in 2004; however Entrée has since twice extended the MELs; with final expiry now in March and April 2010, unless previously converted to mining licences.  At any time prior to one month before final expiry, Entrée may apply to convert all or any part of one or more of the MELs into a mining licence provided that sufficient Mineral Resources are proven and other normal regulatory conditions are met.  Contiguous MELs which do not host economic Mineral Resources cannot be grouped together with a qualifying licence for conversion to a mining licence.

All annual mineral exploration licence fees have been paid to the Mongolian Government to keep the three MELs in good standing until March and April, 2010.  Licence fees totalled about US$269,400 (Table 4-1).

Table 4-1:	Lookout Hill Project - Licence Details

Mineral Exploration Licence Number	Mineral Exploration Licence Name	Total Area of Licence (ha)	Licence Award Date	Licence Expiry	Date of Annual Licence Payment(i)	Annual Licence Payment ($US)
3148X	Shivee Tolgoi	54,760	3 April 2001	3 April 2010	3 April 2009	82,140
3150X	Javhlant	20,346	3 April 2001	3 April 2010	3 April 2009	30,519
3136X	Togoot	104,484	30 March 2001	30 March 2010	30 March 2009	156,726
Total		179,590				269,385

i:	2009 licence fees have been paid.

4.2.1	Shivee Tolgoi JV Property

On October 15, 2004, an Earn-In and Equity Participation Agreement (the “Earn-In Agreement”) was signed between Entrée and Ivanhoe giving Ivanhoe the right to earn an interest in a portion (39,864 ha) of the overall area of Entrée’s Lookout Hill Project (Figure 4-2).  The agreement has an effective date of November 17, 2004 (the Earn-In Effective Date).  The agreement has been filed on SEDAR and is summarized in the March 2008 technical report (Vann et al., 2008).  On 11 March, 2008, Ivanhoe Mines notified Entrée that it had incurred sufficient expenditures (>$27.5 million) to earn a 60% interest as was outlined in the initial agreement.  At the end of June 2008, Ivanhoe Mines notified Entrée that it had incurred sufficient expenditures (>$35 million) to earn an 80% participating interest and thereby forming a joint venture.

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Figure 4-1:	Location Map

Figure 1

ENTRÉE GOLD INC.

Mongolia

Location Map of Mineral Exploration Concessions and nearby towns

N

50° N
45° N
90° E
100° E
110° E
120° E
N
Ulaanbaatar
Mongolia
Project Area
Manlai
Dalanzadgad
Khanbogd
Bayan-ovoo
0 100 200 400 600 800 1,000
Kilometres

Note:  Figure from Panteleyev, 2004b

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Figure 4-2:	Lookout Hill Project - Land Tenure

600,000
620,000
640,000
660,000
4,800,000
4,780,000
4,760,000
N
Togoot Camp
Togoot Licence (100% Entrée) 3136X
Shivee Tolgoi Licence 3148X (100% Entrée)
Shivee Camp
Shivee Tolgoi Licence 3148X (Entrée-Ivanhoe Joint Venture Property)
Oyu Tolgoi (Ivanhoe)
Javkhlant Licence 3150X (Entrée-Ivanhoe Joint Venture Property)
Entrée Gold Inc.
Figure 4.2
Licence Boundaries
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
Date: 14/1/2009
Author: HLK
Office: Vancouver
Drawing: HLK
Scale: 1:350000
Projection: UTM Zone 48, Northern Hemisphere (WGS84)
0
5
10
20
kilometres

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LOOKOUT HILL PROJECT, MONGOLIA
NI 43-101 TECHNICAL REPORT, JUNE 2009

Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.  Entrée will retain a 100% interest, subject to a right of first refusal by Ivanhoe, in the remaining non-JV portion of Entrée’s Shivee Tolgoi MEL and to the entirety of the Togoot MEL.  Currently Ivanhoe holds approximately 15% of Entrée’s issued and outstanding shares.

The Shivee Tolgoi JV Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe’s Oyu Tolgoi Property and includes 19,518 ha over the eastern portion of the Shivee Tolgoi MEL and all of the Javhlant MEL (20,346 ha).  The details of the MELs within the JV Property are shown in Table 4-2.

The boundaries of the two MELs (or portions thereof) included within the JV Agreement are defined by latitude and longitude coordinates and by UTM coordinates with datum set to WGS-84, Zone 48N, and these are listed in Table 4-2.

Table 4-2:	Shivee Tolgoi JV Property Boundary Coordinates

		Lat./Long. (MSK42; ° ‘ “)		UTM (WGS84, Zone 48N)
MEL	Point	Latitude	Longitude	Easting	Northing
3148X (Shivee Tolgoi; eastern portion only)	1	43 08 00 N	106 47 30 E	645752.90	4777222.00
	2	43 08 00 N	107 00 00 E	662698.13	4777605.65
	3	43 00 00 N	107 00 00 E	663051.38	4762798.00
	4	43 00 00 N	106 55 00 E	656258.54	4762639.53
	5	43 03 00 N	106 55 00 E	656131.70	4768192.34
	6	43 03 00 N	106 47 30 E	645950.77	4767967.25
3150X (Javhlant)	1	43 00 00 N	106 36 00 E	630445.98	4762098.85
	2	43 00 00 N	106 47 30 E	646069.34	4762414.47
	3	42 58 30 N	106 47 30 E	646128.58	4759638.09
	4	42 58 30 N	106 55 00 E	656321.92	4759863.13
	5	43 00 00 N	106 55 00 E	656258.54	4762639.53
	6	43 00 00 N	107 00 00 E	663051.38	4762798.00
	7	42 55 30 N	107 00 00 E	663249.69	4754468.83
	8	42 55 30 N	106 55 00 E	656448.59	4754310.38
	9	42 57 30 N	106 55 00 E	656364.16	4758012.21
	10	42 57 30 N	106 51 30 E	651605.97	4757905.31
	11	42 55 30 N	106 51 30 E	651687.83	4754203.49
	12	42 55 30 N	106 44 00 E	641486.25	4753985.55
	13	42 57 00 N	106 44 00 E	641428.99	4756761.90
	14	42 57 00 N	106 38 00 E	633271.07	4756598.47
	15	42 55 30 N	106 38 00 E	633325.02	4753822.13
	16	42 55 30 N	106 36 00 E	630604.62	4753769.81

Note:	Point 1 for each MEL corresponds with the northwestern corner of the MEL; remaining points are cited in a clockwise direction (see Figure 4-2).

4.2.2	Western Mineral Exploration Licences (100% Entrée)

The remaining MELs cover 139,726 ha and include the western portion of the Shivee Tolgoi MEL (35,242 ha) and all of the Togoot MEL (104,484 ha; Figure 4-2).  These MELs are held 100% by Entrée and are subject to the annual maintenance payments as described in Section 4.2.3.  These MELs have been renewed (Table 4-1), and final expiry is now in March and April of 2010, unless previously converted to mining leases;

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LOOKOUT HILL PROJECT, MONGOLIA
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such a conversion is dependent upon delineation of a Mineral Resource on each of the MELs and approval of the Mongolian government.  The boundaries of the two MELs (or portions thereof) which are 100% held by Entrée are defined by latitude and longitude coordinates and these are listed in Table 4-3.

Table 4-3:	Western MELs (100% Entrée) Boundary Coordinates

MEL	Lat./Long. (MSK42; ° “ ‘)
	Point	Latitude	Longitude
3148X (Shivee Tolgoi; western portion only)	1	43 08 00 N	106 30 00 E
	2	43 08 00 N	106 47 30 E
	3	43 00 00 N	106 47 30 E
	4	43 00 00 N	106 30 00 E
3136X (Togoot)	1	43 16 00 N	106 04 00 E
	2	43 16 00 N	106 30 00 E
	3	43 00 00 N	106 30 00 E
	4	43 00 00 N	106 04 00 E

Note:	Point 1 for each MEL corresponds with the northwestern corner of the MEL and then cited in a clockwise direction (see Figure 4-2).

4.2.3	Exploration and Mining Title in Mongolia

Payments to maintain mining and exploration MELs in Mongolia are payable in advance on an annual basis according to the schedule shown in Table 4-4.

Table 4-4:	Exploration and Mining Licence Annual Fees

Years of Licence	Exploration Licence Cost a Hectare (US$)	Mining Licence Cost a Hectare (US$)
1	0.10	15.00
2	0.20	15.00
3	0.30	15.00
4	1.00	15.00
5	1.00	15.00
6	1.00	15.00
7	1.50	15.00
8	1.50	15.00
9	1.50	15.00

Note:	Beyond Year 9 of a mining licence, the licence fee remains $US15 a hectare.

Prior to expiry of the MEL, application can be made for conversion to a mining licence.  An MEL is valid for a three-year period and may be extended for two additional three-year periods, giving a maximum nine-year length.  After nine years, the MEL must be converted to a mining licence or it expires.

Royalties potentially payable to the Mongolian government are governed by Article 47 of the Minerals Law of Mongolia.  Pursuant to the Minerals Law, the Mongolian government assesses a royalty of 5% on the sale value of all minerals mined in the country except gold extracted from placer, which is assessed at a royalty rate of 7.5% of the sales value of such a mineral.

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In May, 2006 Mongolia introduced new levies comprising a corporate income tax of 25% on annual incomes over three billion tugrugs.  In addition, a Windfall Profits law imposes a higher incremental tax rate of 68%, when copper prices reach US$2,600 per tonne ($1.18 per pound), and when gold reaches US$500 an ounce.

4.2.4	Surface Rights and Permits

Mongolian Mining Law allows, through grant of the MELs, Entrée the right to access and explore the area of the MELs subject to land use agreements and fees with the local soums (districts).

4.2.5	Surveying

The MELs within the Lookout Hill Project were legally surveyed in October, 2007 by Aerogeodez from Ulaanbaatar and the corners marked with steel posts.  The adjacent Oyu Tolgoi Property was legally surveyed in August 2002 by Surtech International Ltd. using the internationally recognized survey datum WGS84 Zone 48N.  In September 2004, Geomaster Co. Ltd. (Geomaster), a licenced Mongolian land survey company, re-surveyed the Oyu Tolgoi licence’s corner points based on the official Mongolian survey datum “MSK42” and marked the corners with concrete and steel pylons.  In November 2004, Geomaster also surveyed the northern boundary between the Oyu Tolgoi Property and Entrée’s Shivee Tolgoi MEL and marked it with wooden posts on 250 m to 500 m intervals.

4.2.6	Environmental and Socio-Economic Issues

Entrée is fully compliant with Mongolian exploration regulations.  All phases of the Company’s operations are subject to the Minerals Law of Mongolia, Land Law and the Law on Environmental Protection as well as the various Taxation Laws.

In Mongolia, companies are required to file an annual exploration and environmental plan with the local township or district (soum) governor’s offices and are required to deposit 50% of the proposed reclamation budget which will be refunded only on completion of acceptable land rehabilitation after exploration or mining operations have concluded.  The Entrée Project is affiliated with two soums, Khanbogd and Bayan Ovoo.  The soums must also be paid for water and road usage.  Payments are computed at the end of each calendar year based on the extent of use.  Even if the Company relinquishes its MELs, it remains responsible for any required reclamation.  Entrée states that at the time of this report, it is in compliance with all environmental requirements.

Once the exploration phase is complete and Entrée requests the conversion of the MEL to a Mining Licence, further environmental and social studies obligations must be completed in the form of an environmental impact assessment and an environmental protection plan.

There are few inhabitants living within the boundaries of the Property and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

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Entrée is currently engaged in a small program of basic infrastructure improvements to assist the nearby communities in the vicinity of the Project.  In addition, Entrée maintains close contact with the district soums as part of their community relations efforts.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The city of Ulaanbaatar has the nearest international airport to the Property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 and 1.5 hours, respectively.  Access to the Project by road is possible year round; however, the unpaved road is in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the 630 km trip by four-wheel drive truck from Ulaanbaatar, via Mandalgovi or Choyr to the site is approximately ten to twelve hours.

Alternatively, access is possible by air, via turbo prop charter aircraft to Ivanhoe’s private 2200 m gravel landing strip at the adjacent Oyu Tolgoi site.  Although the air strip is designated for use by Ivanhoe, Entrée personnel are permitted to occasionally use the charter aircraft to arrive at the site.  One to three times per week the air strip receives turbo prop charters from Ulaanbaatar.  Flying time from Ulaanbaatar is approximately 1.5 hours.

5.2	Climate

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 mm, 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days.  Local records indicate that thunderstorms are likely to occur between two and eight days a year at the project area, with an average total of 29 hours of electrical activity annually.  An average storm will have up to 83 lightning flashes a minute.

Temperatures range from an extreme maximum of about 36°C to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from nine months of monitoring at the Oyu Tolgoi project weather station show that the average wind speed in April is 5.5 m/s.  However, windstorms with gusts of up to 40 m/s occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

5.3	Local Resources and Infrastructure

There are a number of communities in the south Gobi region.  The most prominent is Dalanzadgad (ca. 15,000 people), which is the centre of the Omnogovi Aimag and located 220 km west-northwest of the Project.  Facilities at Dalanzadgad include a

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regional hospital, tertiary technical colleges, a domestic airport, and a 6 MW capacity coal-fired power station.  The closest community to the property is Bayan Ovoo (population 1,600), 5 km from the southwest corner of the Project area.  Other communities relatively near to the project  include Khanbogd (population 2,000), the centre of the Khanbogd soum, 18 km to the east-northeast, Mandalgovi (population 13,500), which is capital of the Dundgovi Aimag and located 310 km north of the project on the road to Ulaanbaatar, and Manlai (population 2,400), 150 km to the north (refer to Figure 4-1).

Although the local towns can provide the most basic mining and exploration needs for the early stages of exploration and project development (including basic labour requirements, food and other supplies), the majority of mining-related equipment and services for more advanced projects must be obtained from Ulaanbaatar or other locations in Asia.

Currently, the Entrée onsite infrastructure comprises two field exploration camps with basic sleeping facilities for approximately 60 people in tents (locally referred to as gers) as well as kitchen, dining, bathroom and shower facilities, recreational areas, offices, core logging, cutting and storage areas.  Office and core logging facilities are Weatherhaven-style portable buildings.

The acquisition of the MELs also grants access to the land and to complete the required exploration.  Later, if a significant discovery is made and a Mining Licence is granted, surface rights, sufficient for a mining and processing operation will also be granted subject to applicable Land and Environmental Protection laws.  As part of the JV agreement, Entrée has agreed to Ivanhoe having a long-term option to utilize surface rights for future mining activities, including tailings storage, an international airport and other infrastructure.

The Trans-Mongolian Railway, which crosses the Mongolia-China border approximately 420 km east of the property, traverses the country from southeast to northwest through Ulaanbaatar between Russia and China.  The Chinese government has upgraded 226 km of highway from Gushaan Suhait to Wuyuan, providing a direct link between the Mongolian border crossing, 80 km south of Oyu Tolgoi, and the Trans-China Railway system (Figure 5-1).  Ivanhoe reports that they have entered into negotiations with Mongolian and Chinese government authorities to extend the highway the final 80 km to the Oyu Tolgoi project site.

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Figure 5-1:	Transportation Infrastructure

TAVAN TOLGOI
UMNOGOVI AIMAG
OYU TOLGOI
TSAGAAN TOLGOI
DORNOGOVI AIMAG
Protected Area
Protected Area
Road option 1
102.57 km
Road option 2
97.38 km
Gashuun suhait check point
China -Mongolia border check point
Hangi check point
BAUTOU
BAYAN OVOO
BAYANNUUR
HALUTU
6 lane freeway under construction
alternative road
other road option
asphalt road
railway
N
0
80km

Note: Figure from Ivanhoe Mines Ltd.

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The Mongolian government has previously conducted extensive exploration for water resources in the south Gobi region, and a number of such resources were reportedly discovered.  Within the Project area, water is widely available from shallow wells, and is sufficient for exploration purposes.  Ivanhoe has identified three deep sedimentary groundwater systems within 100 km of the Oyu Tolgoi Project.  Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 million tones per year.  The use of the water from these systems is subject to finalization of the environmental impact assessment (EIA) for the Oyu Tolgoi project and the issue of extraction licences by the Mongolian government.

The nearest power line is 350 km away from the Project site.  Entrée currently use generators for power for their camp, which is sufficient for this stage of exploration activities.  At the adjacent Oyu Tolgoi project, Ivanhoe also operates a number of diesel generators for camp electrical needs; however additional power sources will need to be developed prior to the commencement of mine development and mining operations.

Based on the results of an Integrated Development Plan (IDP) completed in 2005 (AMEC-Ausenco, 2005; Hodgson et al., 2005), the most cost-effective and reliable power supply for future production at the adjacent Oyu Tolgoi Project is considered to be the combination of a coal-fired power station at the currently undeveloped Tavan Tolgoi coal property 140 km northwest of the site, in conjunction with a 220 kV transmission line connection to the substantial power grid in Inner Mongolia.  This could possibly also provide a power source for any future production at the Hugo North Extension.

5.4	Physiography

The elevation of the Lookout Hill Project ranges from 1115 to 1450 masl.  The topography varies from flat gravel-covered plains interspersed with fields of plant-stabilized, hummocky sand dunes that are about a metre in height, to rocky, rugged low hills and ridges that can reach 60 m in height.  Scattered, small rock outcrops and colluvial talus are widespread within the northern, western, and southern parts of the property.

Numerous ephemeral streams cross the Project and flow for short periods immediately after rainfall.  Water is widely available from shallow wells, while generally saline, the water is suitable for industrial uses such as drilling.

The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats, horses and sheep.

5.5	Seismicity

Knight Piésold completed a full seismic hazard assessment for Ivanhoe’s Oyu Tolgoi property in 2004 and 2005 (AMEC-Ausenco, 2005; Juras, 2005).  This assessment incorporated findings of a seismic assessment completed by the Mongolian Research Centre for Astronomy and Geophysics, Mongolian Academy of Sciences, in March 2005.

The seismicity of eastern Mongolia is generally low. The nearest known active seismo-tectonic zone to the project site is the Mongolian Altai, approximately 500 km to 1000 km

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to the west-northwest.  Probabilistic and deterministic methods of analysis of available data concluded that the seismic risk for the Oyu Tolgoi project is low; by analogy, the risk for the Lookout Hill Project is also low.

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6.0	HISTORY

6.1	Introduction

Mining legislation that was drafted in Mongolia in the early to mid-1990s sparked exploration of the southern Gobi region in what became known as the ‘South Mongolian (porphyry) copper-gold belt’.  The area was evaluated by a number of companies, including Magma Copper Company, which, in 1995, targeted the area of the Oyu Tolgoi deposits.  Following a corporate takeover, the work by Magma was continued by BHP Exploration Ltd.  By 1999, a significant copper-gold resource had been identified at Oyu Tolgoi (Perelló et al., 2001).  At the end of this period, Ivanhoe acquired BHP’s interest in the Oyu Tolgoi property.

During the period 1996-1999, BHP also conducted preliminary geological investigations and some reconnaissance geophysical work in other areas, including areas within the Lookout Hill Project.  The three MELs that comprise the Project were acquired by a private Mongolian group (Mongol Gazar) in March and April 2001, who subsequently completed grid surveying, soil sampling and shallow gradient-type IP geophysical surveys.  This work was primarily in the area of Zones I and III in the western portion of the Shivee Tolgoi MEL.

The property was first optioned from Mongol Gazar by Entrée in July 2002 and later 100% interest was purchased.  Entrée initially focused on Zones I, II, III and on the copper showings near Bayan Ovoo. Other areas such as Ring Dyke and West Grid were targeted based on results from ground geophysical surveys (magnetometer and IP surveys), mapping, rock and soil geochemical sampling, reverse-circulation and core drilling.  The Shivee Tolgoi MEL was the focus of most of the work until 2008 when Togoot MEL was the primary target.

These areas as well as those of prior exploration campaigns are shown in Figure 6-1 below.  The earlier exploration programs are covered in detail in previous technical reports on SEDAR (e.g. Cann, 2004; Cherrywell, 2005; Panteleyev, 2005; Vann et al., 2008).

6.2	Shivee Tolgoi JV Property

In late 2002, drilling by Ivanhoe in the far northern section of the adjacent Oyu Tolgoi Property had intersected 638 m of bornite-chalcopyrite-rich mineralization in OTD-270 and marked the discovery of the Hugo Dummett Deposit. As exploration continued to the north it appeared that the Hugo North Deposit might extend onto the Shivee Tolgoi MEL and in October 2004 Entrée entered into an Earn-In Agreement with Ivanhoe in which Ivanhoe was the operator.  Details of the discovery of the Hugo North Extension Deposit on the Shivee Tolgoi MEL and the drilling that that supports the current resource can be found in the March 2007 technical report (Cinits and Parker, 2007).

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Figure 6-1:	2002 - 2008 Exploration Areas, Shivee Tolgoi Property

4,800,000
4,780,000
4,760,000
600,000
620,000
640,000
660,000
N
Togoot Camp
Nomkhon Bohr
Khar Suul
Coking Flats
NE Togoot
Reconnaissance
Toogie East
Ukhaa Tolgod
NW Togoot
Khatnii Guya
Togoot Licence (100% Entrée)
3136X
Shivee Tolgoi Licence 3148X
(100% Entrée)
Shivee Camp
Altan Khulan
Tom Bogd
Shivee Tolgoi Licence 3148X
(Entrée-Ivanhoe Joint
Venture Property)
Ulaan Khud
Hugo North Extension
Oyu Tolgoi
(Ivanhoe)
Javkhlant Licence 3150X
(Entrée-Ivanhoe Joint
Venture Property)
Heruga
Entrée Gold Inc.
Date 14/3/2009
Author: HLK
Office: Vancouver
Drawing: HLK
Scale: 1:350000
Projection: UTM Zone 48, Northern Hemisphere (WGS84)
0
5
10
20
kilometres
2008 Exploration Areas

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Prior to the agreement between Entrée and Ivanhoe in 2002-2004, Entrée mapped, prospected, completed extensive soil sampling and conducted IP, gravity and magnetometer surveys over the area immediately north of the Entrée-Ivanhoe property boundary.  After signing the agreement, all work was conducted by Ivanhoe, the project operator.

On the Javhlant MEL, Ivanhoe began drill testing chargeability anomalies for deep mineralization similar to that in the Hugo North deposits and the Oyu South deposits in March 2007.  Copper, gold and molybdenum mineralization was intersected in a number of holes but an intercept of 501.2 m of 0.50% Cu, 0.29 g/t Au and 182 ppm Mo in EJD0008 indicated the significant potential in this area. As geological understanding of the deposit increased, it was clear that early, weakly-mineralized holes at the north end of the deposit were too shallow and subsequent deepening of these holes confirmed mineralization continued but deepened to the north.  Since February 2008, 14 drillholes have targeted the western, southwestern and northern ends of the Heruga Deposit. Additional drilling is planned within the main Heruga Ore zone to complete the initial Inferred pattern. Once this is complete in 2009, Ivanhoe intends to update the Heruga resource estimate. Approximately five holes are still outstanding to complete the pattern.

6.3	Western MELs (100% Entrée)

There are small pits and trenches of possible Bronze Age on the Togoot MEL that expose copper-oxide mineralization.  However, the writers are unaware of any significant exploration activity leading to drilling prior to Entrée’s acquisition of the Shivee Tolgoi Property.

In the early to mid-1990s, changes to Mongolian mining law ushered in a period of exploration for porphyry copper-gold deposits.  By 1999, first Magma Copper then BHP had outlined a significant copper-gold resource of 438 Mt, averaging 0.48% copper and 0.25 g/t gold at Oyu Tolgoi (Perelló et al., 2001; note that this historical estimate pre-dates and is not necessarily in accordance with resource classification categories of NI 43-101).

In March and April 2001, a private Mongolian company, Mongol Gazar, acquired the  three MELs comprising the Lookout Hill Project and undertook grid surveying, soil sampling and shallow gradient-type IP geophysical surveys.  This work was for the most part confined to an area northwest of Oyu Tolgoi that featured epithermal-style alteration which would eventually become Zones I and III.

Entrée began exploring the Project in July 2002, and acquired the property outright from Mongol Gazar in November 2003.  Field work during these two years included prospecting, soil geochemical sampling of seven separate areas, chip sampling and some orientation silt and pan concentrate sampling in selected areas.  Five areas were subject to 239.2 line-km of pole-dipole IP surveying, and 255.8 line-km of magnetometer surveying.  Gravity surveying (85.1 line-km) was carried out over the Copper Flats Grid located north of the Oyu Tolgoi Property, and on selected lines over Main Grid Zones I and II.  Geological mapping was done at 1:2000 scale over the Main Grid Zone III, 1:5000 scale over X-Grid (Oortsog, east of Oyu Tolgoi), and 1:10000 scale on the

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Copper Flats Grid. Three trenches totalling 546 m were excavated on Main Grid Zone III.

Follow-up work during 2004 comprised ground geophysical surveys and initial diamond drill testing of selected targets; the main focus of work in this period was concentrated on the Copper Flats grid that is now within the JV Property.  Entrée began diamond drilling (18 holes totaling 3931.85 m) on several targets including Zone I, Zone III and Oortsog (now within JV Property) in 2004.

From 2005-2007 exploration on the property included satellite image interpretation, reconnaissance exploration, geophysical surveys (IP and airborne and ground mag), detailed geological mapping, rock sampling, soil and MMI sampling, trenching, diamond and reverse-circulation drilling.  Airborne magnetometer and radiometrics surveys were flown by Geosan in 2007 over the entire licence, which ultimately led to target selection for the 2008 field season.  Details on the earlier exploration can be found in previous technical reports (Cann, 2004; Cherrywell, 2005; Panteleyev, 2005) and are on SEDAR.  The focus of the 2008 program was coal exploration on the northwestern area of the Togoot licence (Nomkhon Bohr, Coking Flats, Khar Suul), and copper, gold, and molybdenum on Altan Khulan, Tom Bogd, Ukhaa Tolgod, Baruun Khatnii Guya and Ring Dyke (Figure 6.1). Further information on the 2008 exploration and drilling programs are contained in Section 10 (Exploration) and Section 11 (Drilling).

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7.0	GEOLOGICAL SETTING

Mongolia is underlain by the Central Asian Orogenic Belt, sandwiched between the Siberian Craton on the north and the Tarim and Sino-Korean Cratons to the south.  The belt is characterized by numerous accreted terranes (Badarch et al., 2002).  An arcuate lineament, the Main Mongolian Lineament, divides the country into two domains.  To the north is a domain of Precambrian to Paleozoic metamorphic rocks, Lower Paleozoic ophiolites and island arc volcanics usually classified as a Caledonian orogen (Badarch, 2005).  The southern domain comprises Lower to Middle Paleozoic arc volcanics and volcaniclastics, a Hercynian (or Variscan) orogen.  Fault-bounded basins of Upper Jurassic to Cretaceous continental volcanic and sedimentary rocks overlie the eastern portions of both domains.

The Central Asian Orogenic Belt records a complex history of Paleozoic tectonics and magmatism related to terrane accretion along the northern margin of the Paleo-Asian Ocean above a generally-interpreted north-dipping subduction zone (Blight et al., 2008).  Closure of the ocean was completed in the Permian.  Subsequently, a number of periods of deformation during the Mesozoic affected Mongolia, including Triassic to Cretaceous strike-slip faulting, Jurassic thrust faulting, and Jurassic to Cretaceous crustal extension.

7.1	Regional Geology

The Western Licences lie within the middle to late Paleozoic Gurvansayhan Terrane, an island-arc terrane accreted to the back-arc Gobi Altai terrane to the north (Figure 7.1). Badarch et al.,  2002 describe the Gurvansayhan terrane as being “...composed of dismembered ophiolite, melanges, Ordovician - Silurian greenschist facies metamorphosed sandstones, argillite, chert, volcaniclastic rocks, Upper Silurian - Lower Devonian radiolarian chert, tholeiitic pillow basalt, andesite, tuff, Middle Devonian - Mississippian volcaniclastic rocks, chert containing Frasnian conodonts, and minor olistostrome with coral limestone clasts…The major- and trace-element characteristics of Devonian basalt indicate volcanism in an arc environment...The terrane contains porphyry copper deposits, such as Tsagaan Suvarga and Oyu Tolgoi...The structure of the terrane is complex and dominated by imbricate thrust sheets, dismembered blocks , melanges, and high strain zones.  There are several melange zones containing blocks of pillow lavas, fossiliferous limestone, sandstone, gabbro, diabase dykes, and amphibolite.  On the southeastern margin of the terrane is located the Hanbogd riebeckite-richorbicular granite pluton...The terrane is overlain by Carboniferous, Permian, Jurassic and Cretaceous volcanic and sedimentary rocks.”  Lamb and Badarch (2001) suggest two possibilities for the tectonic setting: an island arc “… perhaps built on the outer edge of the sedimentary prism of a continental shelf…” or a “…continental arc that changed along strike to an island arc.”

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Figure 7-1:	General Geology of Mongolia (after Badarch et al., 2002)

90 E
96 E
102 E
108 E
114 E
0
200
400 km
48 N
44 N
Terrane names
1 Altai
2 Hovd
3 Tsagaanshiveet
4 Turgen
5 Tseel
6 Lake
7 Agardag
8 Zavhan
9 Dariv
10 Sangelin
11 Hug
12 Darhad
13 Gargan
14 Ilchir
15 Hamardavaa
16 Dzhida
17 Tarvagatay
18 Baydrag
19 Bayanhongor
A - Hovsgul basin; B - Tsagaanolom basin; C - Selenge belt; D- Hangay-Hentey basin; E - Middle Gobi belt
20 Zag
21 Buteel
22 Bayangol
23 Haraa
24 Adaatsag
25 Dochgol
26 Ereendavaa
27 Herlen
28 Idermeg
29 Baytag
30 Baaran
31 Bidz
32 Edren
33 Gobi Altai
34 Mandalovoo
35 Gurvansayhan
36 Zoolen
37 Atasbogd
38 Hashaat
39 Tsagaan Uul
40 Nuhetdavaa
41 Enshoo
42 Hutag Uul
43 Sulinheer
44 Duulgant
Cenozoic alluvial basin
Cenozoic plateau basalt
Devonian-Carboniferous turbidite basin
Permian-Triassic volcanic-plutonic belt
Cambrian shelf carbonate rocks
Cratonal block
Metamorphic rocks of uncertain tectonic affinity
Passive continental margin
Island arc
Backarc/forearc basin
Accretionary wedge
Ophiolite
Right-lateral strike-slip faults
Left-lateral strike-slip faults
Thrust faults
Faults: kinematics uncertain

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Carboniferous rocks indicate the continuation of volcanism after the Devonian, with development of a more continental back-arc basin (Lamb and Badarch, 2001) featuring subaerial intermediate to felsic volcanic centres.  Uplift and unroofing of Devonian granitic rocks is indicated by the presence of coarse granitic boulders in cobble and boulder conglomerates.

Permian strata in southern Mongolia comprise fluvial depositional environments (Lamb and Badarch, 2001) in the southwest and marine turbidite flysch deposits in the southeast.  Arc volcanism had ceased, but tectonic activity continued, with continental volcanism possibly related to the consolidation of Central Asia.

Mesozoic and Cenozoic lacustrine sedimentary basins are built on top of the accreted Paleozoic terranes (Hendrix et al., 2001).  A mountain chain representing the final stage of Carboniferous-Permian accretion provided the source for Triassic to mid-Jurassic sedimentary rocks, confined to intermontane basins and foreland settings.  Triassic rocks are generally conglomerates, coarse sandstones and felsic volcanics (Traynor and Sladen, 1995).  The Late Cretaceous to Cenozoic clastic sedimentary rocks infilled older topography, during a time of compressional tectonics.

Changing climatic conditions are indicated by the regional facies relationships established during accretion of Paleozoic terranes.  Two transitions occur: 1) a shift from arid to humid setting in the mid-Permian, evidence for this being redbed sandstones representing well-drained soils and oxidizing conditions underlying Upper Permian coal-bearing strata; and 2) coal-bearing Upper Permian strata overlain by Lower Triassic sandstones, coinciding with the great extinction event at the Permian-Triassic boundary.

7.2	Shivee Tolgoi JV Property

7.2.1	Hugo North Extension

The Hugo North Extension Deposit occurs within a geological setting similar to that at Hugo North within the Oyu Tolgoi mining lease.  Host rocks are an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks. The geological setting was established through work completed prior to 2008 and is described in more detail in the March 2008 technical report (Vann et al., 2008).  The host rocks descriptions below are taken from Blower (2006).  Note that in Blower (2006), the deposit was discussed under the former name of Copper Flats; this report uses the current Hugo North Extension nomenclature and uses the Copper Flats name only for the exploration grid.

The Devonian stratified host rock sequence in the Hugo North Extension Deposit dips moderately (65° - 75°) to the east or southeast, except for a structurally-induced strike flexure in the southern part of the deposit, within which dips are southward.

These strata include the lower, strongly-altered augite basalt and dacite tuff sequence (units DA1 and DA2) overlain successively by weakly-altered, to unaltered dacitic volcanic conglomerate and breccia (unit DA2), mudstone and siltstone (unit DA3), and interstratified basaltic flows, breccias, and epiclastic rocks (unit DA4).  The contact between units DA3 and DA4 is a bedding-parallel fault, and the original stratigraphic relationship between unit DA4 and the underlying units is uncertain.  Figure 7-2 presents

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the current stratigraphic understanding for the Oyu Tolgoi deposits, including Hugo North Extension.  Detailed descriptions of the rock units can be found in the March 2008 technical report (Vann et al., 2008). A geological plan is shown in Figure 7-3.

Sedimentary and Volcanic Rocks

Devonian Alagbayan Formation

The oldest rocks identified are correlated with the Upper Devonian Alagbayan Formation.  Four major lithologic divisions are present within the Alagbayan Formation, and each of these divisions comprises two or more subunits that can be readily mapped.  The two lower units are commonly strongly altered and form important mineralization hosts, while the upper two units, although pre - to syn-mineral in age, lack significant alteration, and mineralization.

Unit DA1: Basaltic Flows and Volcaniclastic Rocks

The stratigraphically lowest rocks identified to date at Shivee Tolgoi consist of mafic volcanic flows and volcanogenic sedimentary rocks, forming a sequence at least several hundred of metres thick.  These rocks are commonly strongly altered and host much of the contained copper in the Hugo North Extension Deposit.

Unit DA2: Dacite Tuff - Volcaniclastic Rocks

Volcanic fragmental rocks of dacitic composition overlie the basaltic rocks of unit DA1.  The dacite sequence can be up to 200 m thick and consists of two major divisions.  Volumetrically dominant is buff to dark green, dacite lapilli tuff with common eutaxitic texture and ovoid to globular fragments.  This subunit occurs in the lower part of the sequence and is usually overprinted by intense sericite and advanced argillic alteration.  It is overlain by or partially interstratified with a thinner unit of typically unsorted, polymictic block tuff to breccia.  This coarser subunit is usually less altered than the lapilli tuff and does not contain significant copper mineralization.

A zircon U/Pb date of 365±4 Ma constrains the age of the dacite sequence to Upper Devonian (Wainwright et al., 2005).

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Figure 7-2:	Stratigraphic Column, Oyu Tolgoi Exploration Area

uncertain stratigraphic correlation

- dacl — porphyritic dacite lava

Sainshandhudag Formation

Lower Carboniferous (Tournaisian - Visean)

- CS4 — rhyolitic tuff, volcaniclastic rocks
- CS3c — basaltic/andesitic conglomerate, breccia, block tuff, lavas [Bat]
  - CS3c2 — basaltic lavas, breccia [basl?]
  - CS3c1 — basaltic breccias and volcaniclastic rocks
- CS3b — basaltic andesite lavas [andl]
- CS3a — basaltic andesite volcaniclastic sandstone, breccia
- CS2 — interstratified conglomerate, sandstone, siltstone, carbonaceous layers [cstc]
  - CS2b — laminated tuffaceous siltstone to mudstone, carbonaceous mudstone
  - CS2a — medium to thinly interstratified sandstone, conglomerate, carbonaceous siltstone, coal
- CS1 (351±2 Ma (U-Pb)) — andesitic volcaniclastic rocks: crystal lithic tuff, lesser epiclastic sandstone, wacke, conglomerate

~~~ unconformity

## Alagbayan Formation

Devonian

- DA3 — interbedded conglomerate, sandstone, siltstone, mudstone
  - DA3b — thinly-bedded siltstone, mudstone, carbonaceous mudstone
  - DA3a — polylithic conglomerate, sandstone, siltstone
- DA2b (~369 Ma (U-Pb)) — dacitic pyroclastic rocks
  - DA2b2 — dacitic(?) lapilli tuff (ign)
  - DA2b1 — dacitic block and ash tuff (Vbx)
- DA2a — polylithic volcanic conglomerate and breccia, minor sandstone

~~~ unconformity

- DAba — basaltic andesite conglomerate, lithic tuff, minor lavas

Devonian

### *in-situ block*

- DA1b — coherent and fragmental, non-vesicular augite basalt [Va]
- DA1a — laminated volcaniclastic siltstone [Vatl]

### *hangingwall allochthon*

- DA4 — basaltic volcaniclastic rocks and lavas
  - DA4a — augite-phyric basaltic breccia, interstratified epiclastic rocks
  - DA4b — volcaniclastic red and green siltstones
  - DA4c — green, fine-grained volcaniclastic sandstone; lesser conglomerate
~~~

Note:  Figure from Lewis, 2008

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Figure 7-3:	Surface Geology Map Shivee Tolgoi JV Property Showing Hugo North Extension and Ulaan Khud

Ulaan Khud
(4192 X)
Ulaan Khud
Section N4774000
Section N4773000
Section N4772000
Hugo North
Extension
Shivee Tolgoi
(3148 X)
Oyu Tolgoi
(6709 A)
Shivee Tolgoi and Ulaan Khud Area
Simplified Geology Interpretation

Note: Figure from Ivanhoe Mines Ltd.

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Intrusive Rocks

Intrusive rocks are widely distributed throughout the area and range from large batholithic intrusions to narrow discontinuous dykes and sills.  At least seven classes of intrusive rocks can be defined on the basis of compositional and textural characteristics.  Copper-gold porphyry mineralization is related to the oldest recognized intrusive suite, comprising large Devonian quartz monzodiorite intrusions.  Many of the older intrusive units found on the property are strongly to intensely-altered (e.g. quartz monzodiorite suite), and the compositional classifications used for these units should therefore be considered only as field terms.

The post-mineral intrusions include rhyolitic, hornblende-biotite andesite, dacite, and basalt-dolerite compositional varieties.  These intrusions usually occur as dykes with subvertical orientations or less commonly as easterly-dipping sills emplaced along stratigraphic contacts.  They are non-mineralized and not volumetrically significant in most of the deposit.

Biotite Granodiorite

Late - to post-mineral biotite granodiorite intrusions form a voluminous northerly-striking dyke system along the western side of the Hugo North Extension Deposit and more-restricted dykes and sills elsewhere.  The intrusions are compositionally and texturally varied and probably include several intrusive phases.  Typically, they contain large plagioclase phenocrysts with lesser small biotite phenocrysts, within a fine-grained to aphanitic brown groundmass.  The age of the biotite granodiorite is constrained by U/Pb dating of zircon to 362 ± 4 Ma (Wainwright et al., 2005).

At levels above approximately 250 m, where it cuts through the non-mineralized hanging wall strata, the biotite granodiorite occurs as a single intrusive mass with contacts dipping moderately to steeply to the west.  Below this level, the biotite granodiorite is more complex, occurring as multiple, subparallel to anastomozing dykes that cut through the quartz monzodiorite intrusion and mineralized Alagbayan Formation strata.

The biotite granodiorite intrusions locally contain elevated copper grades adjacent to intrusive contacts or associated with xenolithic zones; however, they are essentially non-mineralized.

Quartz Monzodiorite
Porphyry-style mineralization at the Hugo North Extension and Oyu Tolgoi deposits is genetically linked to Late Devonian quartz monzodiorite to monzodiorite intrusions, which form the most voluminous intrusions in the deposit area.  These intrusions are texturally and compositionally varied, and several distinct phases can be distinguished within the deposits.  They are typically phenocryst-crowded, with >40% plagioclase phenocrysts up to 5 mm long, and 10% to 15% biotite and hornblende.  Preliminary U/Pb zircon ages of 370.6 Ma and 378 Ma have been obtained from unaltered and altered phases of the quartz monzodiorite.  These dates are at odds with the younger ages obtained from the dacite tuff country rocks and require further analysis (Wainwright et al., 2005).

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Quartz monzodiorite contacts are irregular, but overall show a preferred easterly dip, subparallel to stratification in the enclosing rocks.  The quartz monzodiorite is contemporaneous with alteration and mineralization, and several varieties are distinguished on the basis of alteration characteristics and position within the deposit: an intensely quartz-veined phase; a gold-rich phase, restricted to the western part of the main intrusion in the Hugo North Extension Deposit; and the main intrusive body, which typically has lower vein density and lower copper and gold grades.  Cross-cutting relationships between the different phases are ambiguous, and it is uncertain whether they represent a temporally distinct intrusive events or simply variations in alteration intensity related to position within the deposit.

Structural Geology

The Shivee Tolgoi JV Property area Figure 7-3 is underlain by complex networks of faults, folds, and shear zones.  Most of these structures are poorly exposed on surface and can only be defined through integration of detailed exploration data (primarily drillhole data), property-scale geological mapping, and geophysical data.  Ivanhoe has made extensive use of oriented core drilling, and the structural data collected has been invaluable in helping determine the subsurface morphology and structural history of both the Oyu Tolgoi deposits and the Hugo North Extension Deposit.  Major structures strongly influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

The Hugo North Extension Deposit occurs within moderately east dipping (65° to 75°) strata contained in a north-northeasterly-elongate fault-bounded block.  The deposit is cut by several northeast-striking faults and fault splays near the boundary with Oyu Tolgoi.  Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension Deposit is similar to that of the Hugo North Deposit.

Deformation of the Hugo North Extension Deposit is dominated by brittle faulting.  Major faults cutting the deposit can be grouped on the basis of orientation into three sets: steep north-northeast-striking faults (West Bat); north-northeast-striking, moderate to steeply east-dipping faults subparallel to lithologic contacts (Contact Fault); and the east-northeast-striking faults cutting across the strike of the deposit (Boundary Fault System).

7.2.2	Ulaan Khud Prospect

The geology of this area was established prior to 2008 through sterilization drilling, in conjunction with surface mapping and is described in detail in Vann et al. (2008).  In 2008 one additional hole was drilled but the interpretation has not changed.  The Ulaan Khud Prospect (also known as the Airport North area) is 8 km to the north of the Entrée-Ivanhoe concession boundary (Figure 7-3).

7.2.3	Heruga Deposit

Outcrop is generally sparse on Javhlant MEL and much of the known geology is extrapolated from more detailed geology available on Oyu Tolgoi to the north, on geophysical interpretation (IP and detailed magnetics), and on drill core where available.

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The geology of Oyu Tolgoi has been described in detail by Blower (2006) and by Cinits and Parker (2007).

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for Ivanhoe).  Review of core and geological interpretations on site by QG indicated that the present understanding of geology is reasonable given the generally wide drill spacing.

Host Rocks

Most of the stratigraphic sequence in the Heruga Deposit is interpreted to be equivalent to that documented in the Southern Oyu Tolgoi and Hugo Dummett deposits (see preceding sections of this report).  There are, however, several stratigraphic relationships preserved at Heruga that led Lewis (2008) to propose a revised stratigraphic column - specifically to the sequence immediately overlying the Devonian unconformity.

Devonian Sedimentary and Volcanic Rocks

Based on relationships observed in core at both the Heruga and more northerly Oyu Tolgoi deposits, Lewis (2008) divides unit DA2 into three subunits (Figure 7-4):

•
DA2b1 and DA2b2 represent pyroclastic deposits of dacitic composition, corresponding to lithotypes traditionally referred to as “dacitic block & ash tuff” and “dacitic ash flow tuff” respectively.  In most areas DA2b1 occurs lower in section and these two units are distinguished from each other by clast size, and by the common occurrence of large, quartz-phyric juvenile clasts in DA2b1.

•
Unit DA2a is reserved by Lewis (2008) for the polylithic volcanic conglomerates lacking a pyroclastic component.  Drillholes containing all three subunits of the DA2 sequence are rare, and any of the three may directly overlie the Devonian unconformity.  In drillholes where the stratigraphic relationships between these divisions are preserved, unit DA2a occurs below the pyroclastic rocks of unit DA2b.

Lewis (2008) also proposes a new unit in the Alagbayan Formation, ‘Unit DAba’.  Drillhole EJD-0012 at Heruga intersects a thick sequence of basaltic to andesitic volcaniclastic rocks consisting of breccia to conglomerate with pebble to cobble-sized fragments.  Monolithologic blocky breccias representing flow-banded lavas or subvolcanic intrusions occur locally in this sequence.  To date, drillholes at Heruga have only intersected this unit on the west side of the Bor Tolgoi Fault.  Otherwise the stratigraphy is as described previously.

Intrusives

Biotite Granodiorite

Biotite granodiorite at Heruga intrudes Devonian rocks as it does throughout the Oyu Tolgoi region.  According to Forster et al. (2008) it occurs only below the unconformity at Heruga, where it commonly forms sills intruding along bedding-parallel structures near the Contact Fault.  It also occurs less commonly as sub-vertical dykes.

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Quartz Monzodiorite

Quartz monzodiorite at Heruga is similar to that at the Southern Oyu Tolgoi and Hugo Dummett deposits.  The quartz monzodiorite at Heruga is relatively fine grained and may possibly be present at two distinct phases (one mineralized and one unmineralized).  Much of the higher grade portion of the deposit is localized adjacent to contacts of the mineralized quartz monzodiorite intrusion.  The interpretation of Lewis (2008) shows clearly that this intrusion is nearly confined to a single section at current drill spacing, indicating that its contacts are nearly section parallel.  QG concur with Lewis (2008) that any infill drilling will require specific holes drilled perpendicular to cross-section to better define its geometry.

Andesite and Dacite Dykes

Post-mineralization porphyritic hornblende-biotite dykes of andesitic to dacitic composition are widespread at Heruga and strike north to north east, dipping steeply.  Forster et al. (2008) report that these dykes are similar to those dated as Carboniferous in the Oyu Tolgoi deposits.

Basalt and Rhyolite Dykes

Fine grained basaltic dyke, interpreted as often intruding both steep and low-angle structures (Forster et al., 2008) are common at Heruga.  These dykes also post-date mineralization and are interpreted as coeval with similar dykes assumed to be Carboniferous in the Oyu Tolgoi deposits.  Rhyolite dykes are relatively uncommon. Forster et al. (2008) note that some dolerite dykes of possibly Mesozoic age are encountered at Heruga.

Structural Geology

Heruga lies at the southern end of a 20 km north-north-easterly trend of porphyry style deposits, extending to Shivee Tolgoi (Hugo North Extension) in the north.  Forster et al. (2008) postulate that this alignment reflects deep crustal structure, exploited by Late Devonian magmatism and mineralizing systems.

The interpretation of Lewis (2008) shows Heruga cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization, as well as sub-vertical hornblende-biotite andesite dyke swarms discussed in the preceding section of this report.

The deposit-scale faults identified at Heruga displace mineralized zones, with mineralization and alteration zones apparently not localized by the faults, implying they post-date mineralization.  Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineralization deformation.

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Figure 7-4:	Geological Plan of Heruga Deposit Area (Legend as in Fig. 7-2)

Note: Figure from Ivanhoe Mines (2009).

Contact Fault

As at Oyu Tolgoi, volcaniclastic strata of unit DA4 are structurally juxtaposed over the Heruga Deposit along a major, southeast-dipping fault zone.  Lewis (2008) describes this fault being “… almost certainly the southerly extension of…” the Contact Fault at the Hugo Dummett and Southern Oyu deposits.

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The Contact Fault at Heruga varies from tens of centimetres to 40 m in thickness, and has an average orientation striking 110° and dipping 45° east southeast.  Lewis (2008) also reports that kinematic indicators such as shear bands and drag folds record up-dip (thrust) displacement.

In the northern part of the deposit, facing direction reversals and repetition of stratigraphic units define a large-scale recumbent anticline in the hangingwall sequence to the Contact Fault.  Although the magnitude of displacement on the Contact Fault is poorly constrained, the scale of the overturned folds in the hangingwall, vertical stacking of dissimilar stratigraphic sequences, and the fault continuity throughout the Oyu Tolgoi area all suggest that displacement of kilometres to tens of kilometres is probable.

East-Northeast Striking Bounding Faults

The Heruga Deposit area lies between two regional, northeast-striking faults that form prominent features on both magnetic and satellite images.  The northern (unnamed) fault crosses the deposit trend approximately 300m north of the northernmost drillholes at the time of writing.  Lewis (2008) reports that this fault is not directly exposed nor has it been intersected in drillholes.  In consequence, neither its dip direction nor its kinematic history are well constrained.

The southern bounding fault (‘South Sparrow Fault’) crosses the deposit trend approximately 250 m south of the southern most drillhole at the time of writing (EJD-0019).  One drillhole has been completed in the Heruga area south of this fault (EJD-0016) which intersected a thick sequence of weakly-altered to unaltered volcaniclastic rocks of probable Carboniferous age, suggesting south-side-down apparent offset.

Bor Tolgoi Fault System

Lewis (2008) divides the Heruga Deposit into four discrete structural blocks by subvertical, north-northeast-striking faults he refers to as the ‘Bor Tolgoi Fault System’.  These faults occur in drill core as intervals of breccia and gouge, sighted by QG during the site visit, and also reportedly form subtle linear anomalies on ground magnetic images.

In east-west sections, both the West Bor Tolgoi Fault and the better constrained Bor Tolgoi Fault display between 300 m and 500 m west-side-down apparent offset of stratigraphic contacts (Lewis, 2008).  Kinematic indicators have not been observed in either fault, and consequently the true slip direction and magnitude are unconstrained.

Lewis (2008) interprets fault movement as dominantly strike-slip.

Southern Fault

The Southern Fault is an interpreted steep, west-northwest-striking structure that cuts across the southern end of the Heruga Deposit.  Although multiple interpretations are possible, Lewis (2008) concludes that the simplest fault geometry compatible with the apparent offsets of contacts in these drillholes requires only a single section-parallel fault.  Surface maps show an interpreted fault roughly coincident with the interpreted structure, and the fault trace also coincides with a weak linear magnetic feature.

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7.3	Western MELs (100% Entrée) Geology

Detailed geological knowledge of the Western MELs is currently restricted to areas of prospect-scale mapping at 1:20,000 and 1:10,000 scales as follows:

•	North West, North Central and Togoot Reconnaissance in the northwest quarter of the Togoot Licence (2008)

•	Coking Flats and Khar Suul (2008)

•
Eastern part of Lookout Hill (Shivee Tolgoi) property, from about 2 km south of the Entrée/Ivanhoe Project property boundary through to the northern limit of Zones I, II and III on the ‘Main’ or Baruun Grid.  The detailed mapping is presented in four map sheets.

•	Bayan Ovoo area in the southwest corner of the Togoot MEL

•	Ring Dyke/Snuff Bottle Hill, approximately 5 km north of the Bayan Ovoo area, in the western part of the Togoot MEL

•	West Baruun or Camp Grid in the west-central area of the Shivee Tolgoi MEL

•	West Baruun or Syncline area near the west side of the Shivee Tolgoi MEL.

Mapping at 1:2000 scale was limited to Khoyor Mod (Two Trees) and Nomkhon Bohr basin in 2008.  Geology of the Shivee Tolgoi and Togoot MELs has been summarized previously by Cinits and Parker, 2007, Panteleyev, 2005 and Vann et al., 2008.

7.3.1	Shivee Tolgoi Licence

Geology of the Shivee Tolgoi MEL has been previously described in the reports by AMEC, 2007 and Vann et al., 2008.  In brief, the licence is underlain by Devonian to Carboniferous volcanic and sedimentary lithologies.  Based on age dates and lithological comparison, these have been in part correlated with Oyu Tolgoi stratigraphy (Panteleyev, 2006).  Minor work was done on the Shivee MEL in 2008 and no changes were made to the geological interpretation.

The majority of the Shivee Tolgoi MEL is underlain by volcanic and derived volcaniclastic rocks belonging to one of two groups or formations: (1) the Devonican Alagbayan Group (dominantly mafic to intermediate volcanics and volcaniclastics and fine grained sedimentarty rocks derived from these); and (2) intermediate to felsic volcanics, volcaniclastics and minor sedimentary rocks of the Early Carboniferous Sainshandhudag Formation.  These units are intruded by various intermediate to felsic intrusives.

7.3.2	Togoot Licence

The northwest corner of the Togoot MEL is underlain by three main lithological assemblages 1) feldspar-phyric andesitic rocks intercalated with sedimentary rocks; 2) a coal-bearing clastic sedimentary unit intercalated volcanics with lesser limestone and 3) a conglomerate-dominated assemblage.  For ease of differentiation, in this report the first sequence is assigned to the Carboniferous Sainshandhudag Formation (detailed below), based on similarities to Oyu Tolgoi stratigraphy (Panteleyev, 2006), the second to the

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Permian, based on similarities to the geological setting of the Tavan Tolgoi and Baruun Naraan coal deposits, and the third to the Cretaceous.

At Oyu Tolgoi, the Sainshandhudag Formation has been divided into four major units (Forster and Crane, 2007; Table 7-1):

•	CS1 Unit. Andesitic lapilli tuff with fiamme, and lesser block tuff to breccia; characterized by crowded feldspar phenocryst-rich matrix and angular fine-grained lithic clasts;

•
CS2 Unit. A fining-upward clastic sedimentary sequence overlying CS1, from a lower conglomerate-sandstone-siltstone-dominant unit with carbonaceous siltstone and coal beds, to an overlying siltstone-waterlain tuff.

•
CS3 Unit.  Andesitic to basaltic flows and volcaniclastic rocks, from a basal thin volcanic sandstone, through porphyritic basaltic andesitic flows, a basaltic breccia-to-block tuff unit, and finally a porphyritic basalt flow sequence.

•	CS4 Unit. Rhyolitic ash flow tuffs and tuffaceous sedimentary rocks.

Table 7-1:	Stratigraphy of the Oyu Tolgoi - Lookout Hill Area

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Pantelyev (2007, 2008) mapped three areas (North West Togoot, North Central Togoot, Togoot Reconnaissance) in the northwest quarter of the Togoot Licence (Figure 7-5), at 1:10,000 and 1:20,000 scales, concentrating mainly on volcanic and volcaniclastic lithologies south and west of the Permian and Cretaceous sequences.

Northwest Togoot volcanic stratigraphy features five main andesitic and dacitic volcaniclastic and flow units underlying a small range of hills that is apparently a Carboniferous uplifted, predominantly volcanic, structural block.  South of the volcanic block is a thick prism of volcanic-source boulder conglomerate that is overlain further to the south by an extensive field of primarily subaerial andesitic flows of suspected Late Carboniferous age.  The flows are lithologically similar to, and correlative with, rocks in the ‘Ring Dyke/Snuff Bottle Hill’ and Bayan-Ovoo map areas in the southwest quarter of the Togoot Licence (Panteleyev 2006, 2007).  Based on lithologic similarities, Panteleyev correlated his NW1 unit (andesitic flows and polylithic lapilli and ash tuffs with lesser basalt) and NW2 unit (dacite to rhyodacite pyroclastics, mainly airfall lithic lapilli and ash tuffs) to Oyu Tolgoi CS3c lithologies (Carboniferous Sainshandhudag Formation; Panteleyev, 2008).

North Central Togoot map area is a mostly pyroclastic volcanic region that is divided into two north-south belts.  The western volcanic belt has andesite pyroclastic airfall deposits and porphyritic flows overlain by a flow dome sequence of dacitic lapilli tuffs and ashflows.  The upper part of the succession contains fine ash deposits with accretionary lapilli.  The two older map units are lithologically similar and seemingly correlative with the westernmost map units in Northwest Togoot map area.  The eastern volcanic belt is predominantly coarse volcaniclastic andesitic deposits with abundant volcanic conglomerates.  The belts are likely separated by thrust fault(s).  The western belt is more strongly deformed with tight folds having northerly-trending, upright fold axes.  The eastern volcanic belt is less folded with moderately tilted rocks and broad, open folds.  Debris flows, possibly avalanched deposits, in paleo-channels and depressions, contain large blocks (up to a metre in diameter) and poorly sorted debris ranging from sand to cobbles and well rounded boulders. Several outcrops of debris flow have a laumontite matrix.  The debris flows contain pink granitic debris indicating uplift and exhumation of proximal intrusions to the south.  Both belts are intruded by dacitic to rhyolite flow domes, dykes and plugs, and are overlapped by lapilli and ash pyroclastic flows and ignimbrite sheets.

The Togoot Reconnaissance area is underlain in part by distinctive grey-purple hornblende plagioclase-phyric andesite flows equivalent to map units RD1 in Northwest Togoot and units A, A1, 1B in Ring Dyke/Snuff Bottle Hill (Panteleyev, 2007, 2008).  Also present are vaguely bedded paraconglomerate and greywacke with boulders and cobbles in thick poorly sorted deposits.  The lack of granitic debris suggests these can be correlated with the debris flows of the North West Togoot area.

Detailed mapping at 1:2000 by Entrée geologists concentrated along the northern portion of Panteleyev’s North Central map area, using a Quickbird satellite image as a map base.  The main focus of this mapping was the east-northeast-trending clastic sedimentary stratigraphy in a basin (the “Nomkhon Bohr basin”, Figure 7-6) interpreted to be Permian in age.  The mapping also included Carboniferous basement volcanic stratigraphy of Panteleyev’s map area, which lies south and west of the basin.

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Volcanic lithologies south of the basin are dominated by west-striking north-dipping non-foliated feldspar-porphyritic dacitic to rhyolitic pyroclastic flows, which form prominent ridges.  Individual mappable units feature eutaxitic textures.  An unusual pseudo-pillow texture was observed in one of these pyroclastic flow units.  Between the ridges are recessively-weathering andesitic to dacitic lapilli tuffs and coarse polymictic boulder and cobble basal conglomerates.  The tuffs crop out as highly friable rocks - these may in part be the tops and bases of the welded pyroclastic flows, as well as compositionally- and texturally-different flow units.  The basal conglomerates are vaguely bedded, poorly sorted to unsorted, and occasionally exhibit coarse bedded sandstone interbeds - these are interpreted as submarine debris flows.  Their distinguishing feature is the presence of polymictic well-rounded cobbles and boulders up to a metre in size.  Clast lithology changes across stratigraphy, from south to north.  To the south, granitoid clasts are present, which are likely derived from a large granodiorite pluton (Panteleyev’s Unit GDi in the North West Togoot map area).  To the north, granitoid clasts disappear, and are replaced by large clasts of eutaxitic dacitic to rhyolitic pyroclastic flows that form the adjacent ridges.  All these lithologies are assigned to the Carboniferous.

Permian Sedimentary Basin - Nomkhon Bohr Target

The Nomkhon Bohr sedimentary basin (Figure 7-6) is dominated by fine-grained clastic sedimentary rocks with a minor amount of intercalated limestone and dolostone.  The base of the sequence is marked by a coarse basal conglomerate similar to those within the volcanic sequence, overlain in apparent conformity by an intermittently-outcropping limestone.  This limestone lacks internal features, which have been destroyed or obscured by carbonate remobilization.  No fossils have been observed.  Although the limestone can be traced in the same stratigraphic position over a minimum strike length in excess of three kilometres, a single exposure of similar limestone was observed within the dacitic to rhyolitic volcanic sequence south of the basin.  Other similar-looking limestone outcrops occur north of the Togoot Licence, also in close proximity to volcanic rocks that are likely Carboniferous in age.  Sandstones in the sedimentary basin are generally fine-grained to very fine-grained and well laminated, but generally lacking current structures or other way-up criteria.  Interbedded with sandstones are beige to olive green siltstones of similar composition, thin (<30 cm) limestone,beds and fine-grained conglomerate.  In the latter, clasts are monomictic sedimentary to rarely polymictic sedimentary and volcanic (with fine-grained volcanic clasts lacking any feldspar phenocrysts present).  Clast size rarely exceeds 1 cm in diameter.  The conglomerate units exhibit graded bedding and planar cross-stratification.  A separate and distinct conglomerate unit shows a peculiar “bimodal” appearance, with dark-brown coarse sandstone, grit and fine conglomerate apparently injected into a coarser conglomeratic unit and forming rims around the pale grey-weathering coarser material. This texture gives this rock its characteristic lumpy appearance. The presence of fine-grained margins, possibly the result of a thermal effect, suggests that the unit may be an exotic type of peperite.  This unit is remarkably persistent, and has been used as a marker within the Nomkhon Bohr basin.

Also within the basin are rocks believed to be Permian volcanics.  These are monomictic conglomerates or reworked lapilli tuffs (volcaniclastics).  Unlike volcanics assigned to the Carboniferous, the clasts lack feldspar phenocrysts.  Individual units tend to be thinly bedded and poorly to moderately sorted, with a maximum clast size of two centimetres.

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There are two types of intrusive rocks in the Nomkhon Bohr basin.  The first comprises small recessively-weathering bodies of medium-grained equigranular diorite to gabbro, intruded as sills with relatively short strike length.  Second are positively weathering narrow sills of feldspar-porphyritic mafic, intermediate and felsic composition with multi-kilometre strike length.  Either type of intrusive can cut across stratigraphy in fold noses before continuing along strike as stratabound sills.

Permian Sedimentary Basin - Coking Flats and Khar Suul Targets

Much of the geology of these targets (Figure 7-7) is obscured either by overburden or by thick Cretaceous conglomerates and sandstones, and for the most part, geology is based on drill holes and interpretation of geophysical surveys.  The limited amount of Permian outcrop comprises a south-trending belt with a limestone marker unit, sandstone, coarse basal cobble conglomerate, and possibly Carboniferous basement volcanic rocks.  These rocks continue north of the property boundary.  In the vicinity of the Khar Suul Target, the trend of these rocks takes an abrupt turn to the west.

In core and r-c chips, carbonaceous mudstones with thin coal plies are present - conglomerates similar to those at Nomkhon Bohr are generally lacking.  At the Coking Flats Target, a distinctive green coarse conglomerate is present in drill core, which may be equivalent to the coarse basal cobble conglomerates overlying and intercalated with Carboniferous volcanics, mapped elsewhere on surface.  At the Khar Suul Target, quartz-bearing fine- to medium-grained equigranular felsic plutonic rocks or dykes (granodiorite, quartz monzonite) were logged in drill core and  RC cuttings - these do not outcrop, but may be similar to the felsic intrusions mapped by Panteleyev in the Northwest Togoot map area.

Structural Geology - Northwest Togoot Licence

Structure of the northwest portion of the Togoot Licence demonstrates possibly three deformational events.

The first affected Carboniferous volcanics south of the Nomkhon Bohr sedimentary basin.  Panteleyev (2008) recognized a compressional event giving rise to eastward-verging thrust faults.  In his Northwest Togoot map area, one or more thrusts occur at the eastern contact of the granodiorite pluton and dacite dome to the north, another in volcanic rocks further to the east.  The granodiorite contact is strongly deformed, perhaps including narrow cataclastite zones, and the country rocks to the east in his ‘western volcanic belt’ are tightly folded.  The rocks further to the east in his ‘eastern volcanic belt’ display only broad open folds with overall gently inclined layering.  Additional evidence for (thrust) faulting between the western and eastern volcanic belts is the discordance in layering between the two regions.  In map unit N1, bedded successions strike fairly consistently north-southerly and are steeply dipping.  To the east in map unit NE1, trends in flow banding and other primary layering vary from northeasterly to east-west and the volcanic succession is less severely folded.  An interpretation is that compression of the granodiorite pluton coupled with the western volcanic belt has resulted in thrust faulting with eastward vergence at the contacts of the pluton and dacite dome to the north.  Similarly, a thrust fault marks the contact between the tightly folded strata of map unit N1 on the west from the more moderately tilted rocks

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of unit NE1 to the east.  This interpretation implies that the rocks of the western belt, map unit series N1 to N4 are older than the rocks to the east.

The second deformational event involved both the Carboniferous and Permian assemblages, and gives rise to the overall map pattern visible on the Quickbird satellite photo.  The structure of the Nomkhon Bohr area was investigated by Dr. S. Carr in 2008.  Her preliminary findings (Carr, 2008) indicate that the basin is a synclinorium.  The map pattern is controlled by two generations of upright folds with steeply dipping axial planes.  East-west-trending Permian strata form the limbs of a tight, shallowly plunging, upright F1 synclinorium, with a wavelength of 0.5 km.  Shallowly- to moderately-dipping rocks occur in the hinge area.  The magnitude of the fold amplitude (e.g. length of limbs in map view) is uncertain, but may be many kilometres.  The Nomkhon Bohr coal measures occur on the southern, generally north-dipping limb of this fold.  Strata and F1 folds are “bent” by generally moderately plunging, SE-NW or N-S striking, upright F2 folds.  F2 folds are open with rounded hinges, have a wavelength and amplitude of ~ 0.5 km, and generally plunge moderately to the northwest, northeast or south.  Different orientations of F2 folds in different parts of the map area may reflect warping by younger folding and/or disruptions by faults.  Faults in the belt of weak rocks associated with the coal-bearing horizon, observed in trenches and core, would account for mismatches in structural style across the unexposed belt of rocks that hosts the coal measures.

A third deformational event affected the Cretaceous stratigraphy.  The conglomerates assigned to the Cretaceous usually have steep to vertical dips.  Although exposure is sparse, a southeast-trending anticline closing to the southeast can be interpreted from structural data and satellite photo bedding traces.

The dominant fault direction in the Nomkhon Bohr area is northwest.  Faults and highly fractured zones are localized on the short limbs and in the fold hinges of F2 folds.  Such faults appear to have both a strike-slip and a dip-slip component with no great amount of offset.  In contrast, there are at least two extensive northerly-trending dextral faults.  From east to west, the first marks the western termination of the Nomkhon Bohr basin, where south-southwest-trending Carboniferous volcanics have been offset to the north on a north-northeast-trending strike-slip fault.  This fault is likely to have transposed the ‘Ring Dyke’ lithologies over many kilometres (Panteleyev, 2008); the closest other ‘Ring Dyke’ successions are about 18 kilometres distant to the south-southwest).  The second is a parallel fault, approximately two km to the west.  It appears to mark the eastern margin of the Khar Suul Target.  Its offset is dextral, but the distance has not been confirmed in mapping to date.

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Figure 7-5:	Geology of Northwest Togoot MEL (Legend on following page; Panteleyev, 2008)

Nomkon Bohr
Coking Flats
4,790,000 mN
4,785,000 mN
4,780,000 mN
590,000 mE
595,000 mE
Entrée Gold Inc.
Geology of Northwest Togoot Area
Togoot Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
0
1.25
2.5 km
Date 6/2/2009
Author: AP
Office: Vancouver
Drawing: AP
Scale: 1:10000
Projection: UTM Zone 48, Northern Hemisphere (WGS 84)

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Legend for Figure 7-5

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Figure 7-6:	Detailed Geology - Nomkhon Bohr

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Figure 7-7:	Detailed Geology - Coking Flats

Nomkhon Bohr 2008 Legend
Entrée Gold Inc.
Map 2
Geology and drill holes of the
Coking Flats - Khar Suul Area
Togoot Licence
Shivee Tolgoi Licence
Omnogovi Aimag, Mongolia
Author
Office
Drawing
0
75
150
300
metres

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8.0	DEPOSIT TYPES

Four deposit styles were used to guide exploration of the Western Licences in 2008.  For the western portion of the Shivee Tolgoi Licence, the styles were porphyry copper-gold ± molybdenum deposits (Tom Bogd target) and high-sulphidation epithermal precious metals deposits (Altan Khulan target) and.  For the Togoot Licence, Entrée explored for low-sulphidation and high-sulphidation epithermal precious metals deposits (Ukhaa Tolgod, Ring Dyke, Toogie East, Khatnii Guya targets) and coal (Nomkhon Bohr, Coking Flats, Khar Suul targets).

Type deposit descriptions of copper-gold porphyries, high-sulphidation epithermal and low-sulphidation epithermal deposits are taken from Panteleyev, 1995, 1996a and 1996b.  Coal deposit descriptions are taken from Thomas, 2002.

8.1	Porphyry Copper ± Gold Deposits

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism.  They can also form in association with the emplacement of high-level stocks during extensional tectonism which is related to strike-slip faulting and back-arc spreading following continent margin accretion.  Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms. Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite.  There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies.  The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks.  Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets.  Disseminated sulphide minerals are present, generally in subordinate amounts.  Typical minerals include pyrite, chalcopyrite; molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite.  Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases.  Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization.  This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks.  The biotite is a fine-grained, secondary mineral that is commonly referred to as a 'biotite hornfels'.  The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz-sericite-pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite-pyrophyllite, or advanced argillic, alteration.

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Porphyry copper deposits can be subdivided into three styles on the basis of Cu, Au and Mo metal content ratios. Typical tonnages and grades for the three styles are:

•	Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag.
•	Porphyry Cu-Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag.
•	Porphyry Cu-Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag.

8.2	High-sulphidation Epithermal Deposits

Mineralized high-sulphidation epithermal gold deposits predominantly occur in younger poorly eroded magmatic arcs, for example in the Andes of South America, and are hosted in volcanic rocks that are associated with subvolcanic intrusions, particularly flow dome complexes.  Deposits are commonly localized by similar major structural corridors to those which host porphyry Cu-Au deposits.

Host rocks are typically volcanic pyroclastic and flow rocks, of andesitic to dacite to and rhyodacitic, composition and their subvolcanic intrusive equivalents.  Permeable sedimentary intervolcanic units can also be sites of mineralization.  Deposit settings range from volcanic edifices such as caldera ring and radial fractures to fracture sets in resurgent domes and flow-dome complexes, hydrothermal breccia pipes and diatremes.  The deposits occur over considerable crustal depths, ranging from high-temperature solfataras at paleosurface down into cupolas of intrusive bodies at depth.

Mineralization forms in veins and as massive sulphide replacement pods and lenses, stockworks and breccias.  The deposit shapes are commonly irregular, and controlled by combinations of structural setting and host rock permeabilities.  Multiple, crosscutting composite veins and vein sets are common.  Two mineralization types are commonly present: massive enargite-pyrite and/or quartz-alunite-gold; characteristic mineral assemblages include pyrite, enargite/luzonite, chalcocite, covellite, bornite, gold, and electrum; lesser minerals, which may or may not be present, comprise chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides including goldfieldite.

Advanced argillic alteration is the most common alteration type, and can be aerially extensive. Quartz occurs as fine-grained replacements and as vuggy, residual silica in acid-leached rocks.

There are wide variations in deposit types, ranging from bulk- mineable, low-grade to selectively mined, high-grade deposits:

•
Underground mines range in size from 2 to 25 Mt. at grades reaching as high as 178 g/t Au, 109 g/t Ag and 3.87% Cu in direct smelting ores, such as those reported from portions of the El Indio Deposit in Chile to 2.8 g/t Au, 11.3 g/t Ag and 1.8% Cu at Lepanto in the Philippines.

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•
Open pit mines vary in size from <100 Mt to >200 Mt. and range in grade from  3.1 g/t Au and 16 g/t Ag  at Pueblo Viejo, in the Dominican Republic to the Nansatsu Deposits, Japan that grade between 3 and 6 g/t Au.

8.3	Low-sulphidation Epithermal Deposits

Low-sulphidation epithermal deposits are high-level hydrothermal systems which vary in crustal depths from 1 km to surficial hot spring settings.  Host rocks are extremely variable, ranging from volcanic rocks to sediments.  Calcalkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits.  A third, less common association, is with alkalic intrusive rocks and shoshonitic volcanics.  Clastic and epiclastic sedimentary rocks in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits.  At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization.  Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets and hydrothermal and tectonic breccias can act as mineralised-fluid channelling structures.  Through-going, branching, bifurcating, anastomozing and intersecting fracture systems are commonly mineralized.  Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change.  Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 to 350 m interval, from a base metal poor, Au-Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone.  From surface to depth, metal zones grade from Au-Ag-As-Sb-Hg-rich zones to Au-Ag-Pb-Zn-Cu-rich zones, to basal Ag- Pb-Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite.  Pervasive silicification in vein envelopes is flanked by sericite-illite-kaolinite assemblages.  Kaolinite-illite-montmorillonite±smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite-alunite (advanced argillic alteration) may form along the tops of mineralized zones.  Propylitic alteration dominates at depth and along the deposit margins.

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite.  Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalts and/or selenide minerals.  In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Low-sulphidation deposits typically contain the following tonnages and grades:

•	Au-Ag deposits ('bonanza' deposits) typically contain about 0.77 Mt at 7.5 g/t Au, 110 g/t Ag and minor Cu, Zn and Pb, e.g. Comstock, Aurora (Nevada, USA)

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•	Au-Cu deposits usually average tonnages about 0.3 Mt at average grades of about 1.3% g/t Au, 38 g/t Ag and >0.3% Cu, e.g. Sado, Hishikari (Japan).

8.4	Coal Deposits

Coal is a unique rock type in the geological record. It results from the accumulation of plant debris in a specialized environment of deposition (Thomas, 2002; Ryan, 1995a; Ryan, 1995b; Ryan, 1995c).  It has a wide range of physical and chemical properties, leading to various coal lithotypes comprised of varying proportions of macerals (analogous to minerals in inorganic rocks).  Macerals are classified into three major groups: vitrinite, inertinite, and liptinite.  Most coals contain a high percentage (50 to 90 percent) of vitrinites, 5 to 40 percent inertinites, and 5 to 15 percent liptinites.

There are a number of classification systems; the most commonly used system is a modified Diessel classification as outlined in Table 8-1.

Table 8-1:	Modified Classification of Coal

Lithotype		Description
Bright Coal (vitrain)	B	Bright; brittle; may contain up to 10% dull coal but in bands less than 5mm thick
Banded Bright Coal (clarain)	Bb	Mainly bright coal containing thin (less than 5mm) dull coal bands ranging in proportion between 10 and 40%. Often vitreous with conchoidal fracture.
Banded Coal (duroclarain)	BD	Contains bright and dull coal bands (less than 5mm) ranging in proportion of 40 to 60%.
Banded Dull Coal (clarodurain)	Db	Mainly dull coal containing thin (less than 5mm) bright bands in proportion of 10 to 40%.
Dull Coal (durain)	D	Dull coal, matt luster; may contain up to 10% bright coal in bands up to 5mm.
Fibrous Coal (fusain)	F	Dull, may have satin sheen, friable, charcoal appearance; may contain up to 10% other lithotypes.
Shaly Coal (sometimes called bone coal)		Contains between 30 and 60% (by volume) of clay and silt either as an admixture or in discrete bands of less than 5mm.
Coaly Shale, coaly mudstone, coaly sandstone etc.		Any sediment containing 10 to 60% (by volume) coaly material as thin bands (less than 5mm), laminations or splints
Carbonaceous Shale, Carbonaceous Mudstone (sometimes called carbargillite).		Any sediment containing 10 to 60% disseminated carbonaceous matter
Shale, Mudstone, Siltstone, Sandstone, etc		Any sediment containing less than 10% carbon material.

Coal occurs as seams of black to brown coal hosted by clastic sedimentary rocks.  Tectonic settings are stable continental basins, shelves on the trailing edge of continents, foreland basins, and back-arc basins.  Common depositional environments comprise areas of slow sedimentation in fresh water with few or no marine incursions: deltas; shoreline swamp, raised swamp, lacustrine settings, and floating vegetation mats.

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Associated rock types exhibit evidence of non-marine deposition.  Carbonaceous mudstones, siltstones and sandstones are the most common, often with cross-stratification and other sedimentary structures formed in shallow water.

Coals change chemically and physically as the rank of coal increases.  Rank is a measure of a coal’s degree of metamorphism, which can be expressed as its position in the lignite-to-anthracite series (only bituminous and anthracitic coals were encountered during 2008 exploration).  The coal encountered on the property ranges from dull to bright and often exhibits high lustre and is not dusty. Mineral matter (ash) is in coal as rock bands or plies, as finely intermixed material of authogenic or detrital origin (inherent mineral matter), and as secondary material deposited in fractures and open spaces.

Geophysically, coal has a low density and variable to high resistivity (high pyrite content may give rise to low to moderate conductivity).  Surface exploration techniques include direct-current profiling, refraction and reflection seismic, and gravity.  Subsurface or bore-hole techniques include gamma logs, neutron logs, gamma-gamma density logs, sonic logs, resistivity logs and caliper logs.

Determination of coal quality in the analytical lab usually begins with proximate analysis, which determines the ash (inert mineral matter) content (%), moisture content (%),volatile matter (%), and Fixed Carbon (%).Total Sulphur (%), and calorific (heating) value are usually analyzed in conjunction with proximate analysis.  Ash and moisture content combined can be considered to be analogous to grade - the higher the ash and moisture, the lower the coal quality.  An empirical determination of coal “rank” can be calculated from proximate analysis and heating value using the Parr Formula.  Additional analytical determinations may include specific gravity, free swell index (to determine coking or metallurgical suitability), ultimate analysis, ash analysis, hard grove index, ash fusion and petrographics.

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9.0	MINERALIZATION

The following mineralization summaries are sourced from Panteleyev (2004a; 2004b; 2005), Juras (2005), Cherrywell (2005), Forster (2006), Forster and Crane (2006), Khashgerel et al. (2006), Forster et al. (2008), Watkins (2007) and Lewis (2008).

9.1	Shivee Tolgoi JV Property

9.1.1	Hugo North Extension

Information on the mineralization at Hugo North Extension is taken from Juras (2005), Cherrywell (2005) and Forster (2006).  An interpreted section, at 4768300N, is included as Figure 9-1; Figure 9-2 shows the mineralization and alteration distributions for the same section.

Grade Distribution

The highest-grade copper mineralization in the Hugo North Extension Deposit is related to a zone of intense stockwork to sheeted quartz veins that typically grades over 2% Cu.  The high-grade zone is centred either on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks (unit DA1) in the southern part of the deposit.  In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely veined zone.  This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).

Elevated gold grades in the Hugo North Extension Deposit occur within the up-dip (western) portion of the intensely veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff color, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.  The fine-grained sulphide gives the rocks a black “sooty” appearance.  The red coloration is attributed to fine hematite dusting, mainly associated with albite.

The eastern limit of the high-grade zone coincides with either an intrusive or faulted eastern contact of the quartz monzodiorite.  The peripheral low-grade zone to the east is contained mainly in augite-phyric basalt (unit DA1) and to a lesser extent in dacite tuff (unit DA2b).

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Figure 9-1:	Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North

Note:	Figure from Ivanhoe Mines Ltd.

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Figure 9-2:	Geology and Mineralization Section N4768300, Looking North

Hugo Dummett Deposit E-W section N4768300

>2.5% Cu
0m
651500 mE
West Bat Fault
Deep gold zone
0.6% Cu
Hanging wall Fault
-500m
Early Carboniferous
Hornblende-biotite granodiorite
Basaltic volcaniclastic, and flows
Andesitic ash flow tuff
Late Devonian
Biotite granodiorite
Red quartz monzodiorite
Quartz monzodiorite with intense quartz veining
Volcanogenic siltstone, sandstone
Basaltic volcanic flow breccia
Laminated carbonaceous siltstones/ conglomerate
Dacitic ash flow tuff/ block ash tuff
Augite basalt

Distribution of molybdenite and deep gold zone

>2.5% Cu
West BatF ult
Bo
Bo
Cp
Cp
0.6% Cu
High-grade zone
>2.5% Cu
Molybdenite zone
>75ppm Mo
Deep gold zone
Cu (%): Au(ppm) ~ 2 to1

Histograms show molybdenite (blue)

Molybdenite occurs on the margin of the 0.6% Cu grade envelope

The deep gold zone is hosted by potassically altered (red) quartz monzodiorite, and is bornite dominated

Distribution of chalcopyrite, bornite and overprinting advanced argillic alteration

>2.5% Cu
West Bat Fault
Bo
Deep gold zone
Cp
Cp
0.6% Cu
Advanced argillic zone

Histograms show chalcopyrite (green) on left and bornite (magenta) on right

Based on logged sulfide abundance the high-grade zone is dominated by bornite-chalcopyrite, and on east side exhibits an outward zonation to chalcopyrite and to pyrite-enargite (in the advanced argillic zone).

Mineralization to the western side of the high-grade zone is bornite dominated and gold-rich

At deepest levels the gold-rich zone becomes chalcopyrite dominated

The advanced argillic zone occurs on the outer margin of the mineralized system, but overlaps the 0.6% Cu grade shell

Note:	Figure from Ivanhoe Mines Ltd.

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Alteration and mineralization intensity drops abruptly at the upper contact of this package.  To the west, the high grade zone is bounded by the Boundary/West Bat Fault system and related splays, which juxtapose it against either unmineralized stratigraphically-higher rocks or more weakly mineralized quartz monzodiorite bodies.

Mineral and Geochemical Zonation

Bornite is dominant in highest-grade parts of the deposit (3% to 5% Cu) and is zoned outward to chalcopyrite (2% Cu).  At grades of less than 1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.  The high-grade bornite zone comprises relatively coarse bornite impregnating quartz and as disseminations in wall rocks, usually intergrown with subordinate chalcopyrite.  Pyrite is rare or absent, except in local areas where the host rocks display advanced argillic alteration.  In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold.  These minerals occur as inclusions or at grain boundaries.

Alteration Zonation

The Hugo North Extension Deposit is characterized by copper-gold porphyry and related styles of alteration which are believed to be analogous to the description appended below for the adjacent Hugo North Deposit.

Alteration at Hugo North includes biotite-K-feldspar (K-silicate), magnetite, chlorite-muscovite-illite, albite, chlorite-illite-hematite-kaolinite (intermediate argillic), quartz-alunite-pyrophyllite-kaolinite-diaspore-zunyite-topaz-dickite (advanced argillic), and sericite-muscovite zones (Juras, 2005).

Chlorite-illite marks the outer boundary of the advanced argillic zone. It occurs mainly in the coarser, upper part of the dacite tuff.

Quartz-pyrophyllite-kaolinite-dickite (advanced argillic) is hosted mainly in the lower part of the dacite tuff, although on some sections at Hugo North it extends into strongly veined quartz monzodiorite.  The advanced argillic zone is typically buff or grey, and late dickite on fractures is ubiquitous.  Within the advanced argillic zone, a massive quartz-alunite zone forms a pink-brown bedding-parallel lens.

Topaz is widespread as late alteration, controlled by structures cutting both the advanced and intermediate argillic zone.  Topaz appears to replace parts of the quartz-alunite zone. In addition topaz may also occur as disseminations with quartz-pyrophyllite-kaolinite alteration.  Topaz-rich zones are mottled buff or light brown and sometimes vuggy.

Hematite-siderite-illite-pyrophyllite-kaolinite-dickite (intermediate argillic) alteration is an inward zonation from the advanced argillic zone, and is commonly hosted by augite basalt but may also occur in dacite ash-flow tuff.  Hematite usually comprises fine specularite and may be derived from early-stage magnetite or Fe-rich minerals such as biotite or chlorite.

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Hematite-chlorite-illite-(biotite-magnetite) (chlorite) is transitional to the intermediate argillic zone and is commonly hosted by augite basalt.  It is characterized by a greenish coloration, and relict hydrothermal magnetite, either disseminated or in veins.

Muscovite-illite (sericite) generally occurs in the quartz monzodiorite intrusions and is a feature of the strongly mineralized zone. Alteration decreases with depth in the quartz monzodiorite.

At Hugo North Extension, the distribution of the alteration is strongly lithologically controlled: dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite-muscovite-hematite-altered with pyrophyllitic advanced argillic alteration in its uppermost parts.  Pockets of advanced argillic alteration occur locally in the high-grade zone in the quartz monzodiorites.

9.1.2	Ulaan Khud

The narrow, steeply-dipping mineralized zone defined at Ulaan Khud (Figures 7-3 and 11-1) is 30-50 m wide, has a north-south strike length of approximately 900 m, and a vertical extent of up to 600 m.  Narrow, patchy, high-grade copper and gold intervals provided encouragement that a higher-grade zone might be encountered; however, after 12,400 m of drilling only the low-grade zone (averaging <0.3% Cu) was delineated.  The locations of the drillholes are shown on Figure 11-1 in the drilling section.

Mineralization intercepted in the drilling consists of chalcopyrite infilling late brittle fractures in quartz veins.  Chalcopyrite can also be disseminated, and, more rarely, occurs in association with pyrite in “railroad”-style quartz veins.  Molybdenite is developed on late-stage fractures and in quartz veins.  Narrow, irregular veinlets of sphalerite, galena and chalcopyrite accompanied by pyrite and/or pyrrhotite plus epidote, chlorite and calcite were intersected in drillhole EGRCD066.  The veins have gold in association with the epidote.

Pyrrhotite is common, usually occurring as veinlets, disseminations or massive replacement in basic rocks, especially basalt dykes.  The mineral can be associated with chalcopyrite and pyrite in porphyry style mineralization, but appears to be a later stage event than the chalcopyrite-pyrite.  Pyrrhotite contents appear to increase downward in drillholes toward the Khanbogd Granite contact.

Sericite, and lesser secondary biotite and magnetite alteration have been observed.

9.2	Heruga Deposit

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for Ivanhoe).  Review of core and geological interpretations on site by QG indicated that the present understanding of mineralization is reasonable given the wide drill spacings.  Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineral deformation.  Forster et al. (2008) note that the mineralization style most closely accords with that at Southwest Oyu Tolgoi, but that the system has lower quartz vein content.

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The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite. Forster et al. (2008) report that molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration and also note anhydrite alteration at Heruga (with poorly understood distribution) and widespread minor tourmaline.

Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.  Lewis (2008) reports that some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100 ppm - 1000 ppm) Mo mineralization in the form of molybdenite.  Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

There is no oxide zone at Heruga, nor is there any high-sulphidation style mineralization known to date.

The following mineralization summaries are sourced from personal observations by QG personnel, discussions with Ivanhoe personnel, and from Forster (2006), Forster and Crane (2007), Forster et al. (2008), Lewis (2008) and Watkins (2007).

The original Heruga (Sparrow South) IP chargeability anomaly trends generally north-south.  It comprises a north-south-trending trough of low resistivity co-incident with a chargeability high, and flanked to the eastern side by interpreted basalt flows (units DA1 and DA4) that are represented by broad resistivity highs.  The basalts are typical of the late Devonian basalts that host and overlie the Oyu Tolgoi deposits.

Copper±gold±molybdenum mineralization at Heruga is dominated by a quartz-chalcopyrite stockwork hosted mainly in Devonian augite basalts (DA1) and to a lesser extent in quartz monzodiorite intrusive bodies (Figure 9-3 and 9-4).  The quartz veins are often deformed and bornite is rare to absent.  A second style of mineralization was intersected in the most northerly drill section and comprises DA3 conglomerate (up to 100 m thick in drill core) with hematite cementing the matrix and locally cut by quartz-chalcopyrite veins.  Rounded clasts of chalcopyrite and bornite suggest the conglomerate is post-mineral and eroded from the underlying hypogene deposit.  Average grades in the hematitic conglomerate (e.g. EJD0001; 76 m at 0.01% Cu and 0.02 g/t Au) are generally low over significant widths.

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The molybdenum-rich mineralization in the Heruga Deposit is a new mineralization style not previously encountered on the Oyu Tolgoi trend.  While no age dating has been done yet on this mineralization, the deposit is hosted by late-Devonian basaltic volcanics and quartz monzodiorite similar to the host rocks of the Oyu Tolgoi deposits.  The structural corridor that bounds the Heruga Deposit also is flanked by Devonian and Carboniferous volcanic rocks similar to the Oyu Tolgoi structural corridor.  The three kilometre stretch between Southwest Oyu and Heruga is cut by two east-northeast trending, late block faults have likely down dropped the intervening ground and perhaps the southern continuation of the gold-rich Southwest Oyu Deposit towards the newly discovered Heruga Deposit.

Drilling to date on Heruga has delineated a 1,800 metre long, coherent zone of gold-rich copper mineralization, as defined in EJD0015, EJD0013 and EJD0017A, lying beneath a molybdenum-rich shell (Figure 9-6).  For example, hole EJD0017A, a re-drill of hole EJD0017 from 509 m, was collared 200 m east of EJD0009.  The hole has intersected 334 m, starting at 740 m down hole, grading 0.32 g/t gold, 0.63% copper and 269 ppm molybdenum.  At a down-hole depth of 1,074 m, the hole has intersected 36 m of 0.81g/t gold, 0.72% copper and 54 ppm molybdenum with assays pending below this.  This gold-rich intersection may represent the start of a gold-rich zone lying below a molybdenum shell.

Preliminary microscopic studies of the distribution, association and mineralogic characteristics of gold within the Javhlant drillholes have been completed by Ivanhoe Mines (C. Forster, pers. comm., 2008).  The studies found that the gold grains are from 2 to 100 microns in size (generally 4 to 10) and commonly occur as inclusions in quartz and chalcopyrite.  However, the larger gold grains (30 to 100 microns) occur along galena and galena-sphalerite-chalcopyrite grain boundaries.  This agrees with empirical observations by Ivanhoe Mines personnel that higher gold grades are commonly associated with quartz-carbonate-sphalerite-galena-chalcopyrite veins.

The true thickness of the individual intersections is not clearly understood at this stage in the exploration as the full geometry and orientation of the deposit is not fully defined.  On sections where two or more drillholes have intersected mineralization, such as EJD0009 and EJD0017A, the apparent thickness or horizontal width of the zone extending from a known geological fault boundary to 100 m east of the eastern most hole, EJD0017A, is at least 400 m with a vertical extent of up to 500 m.  On sections, where only one hole has intersected the zone, such as EJD0007 and EJD0014, and no holes have been drilled on the eastern side, it is not yet possible to determine the true thicknesses and depths of the intersections, or the orientation of the mineralization.

The potential for a continuation of this gold-rich mineralization north to EJD0007, on the east side of the Bor Tolgoi Fault is a clear exploration target that will be tested with future drillholes as will the entire eastern side of the deposit east of the current drillholes.

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Figure 9-3:	Heruga Deposit Area Section N4759300

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Figure 9-4:	Heruga Deposit Area Section N4758100

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Figure 9-5:	Generalized Mo Shell on Heruga Drill Sections (North to South)

Xn1
Qmd?
200m
Xn4
200m
Xn2
Qmd?
200m
Xn5
200m
Xn3
200m
Xn6
200m
150 ppm molybdenite shell

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

9.3	Western MELs

Exploration by Entrée in 2008 was focused on the Togoot MEL while in previous years exploration targeted most of the western portion of the Shivee Tolgoi MEL.  A number of mineral occurrences, geophysical and geological targets and prospective areas have been identified on each.  Details of previous targets can be found in Panteleyev (2004a, 2004b, 2005), Juras (2005), Cherrywell (2005), Forster (2006), Forster and Crane (2006), Khashgerel et al. (2006), Forster et al. (2008) and Watkins (2007).  The 2008 mineralized zones are described below.

9.3.1	Altan Khulan Target - Shivee Tolgoi Licence

The Altan Khulan target lies in the north eastern corner of the Shivee Tolgoi licence (Figure 10-2).  Host rocks are volcanic, in part Devonian mafic volcanics believed to be DA1b equivalents (A. Panteleyev, pers. comm. 2007) and overlain by intermediate volcaniclastic rocks of probably Carboniferous age.  In outcrop, occasional centimetric-scale quartz veinlets of no great strike extent can be found - previous prospecting in the area has returned high grade gold assays (4.5 to >8.0g/t Au) from three quartz vein or quartz float grab samples.  In addition, a very weakly anomalous gold-in-soil response (27.2 - 44.2 ppb Au) from four consecutive 50 m spaced samples was detected on the northernmost survey line from soil sampling carried out in 2005.  Two diamond drillholes tested this target in 2008 and are discussed in the drilling section below (Section 11).

9.3.2	Tom Bogd Target - Shivee Tolgoi Licence

Tom Bogd target lies towards the southeast corner of the Shivee Tolgoi licence (Figure 10-2).  MMI soil sampling in 2007 returned anomalous copper and molybdenum that are coincident with a large IP chargeability anomaly.  One hole was drilled as a test for mineralization at depth.

9.3.3	Coal Targets - Togoot Licence

Coal has been exposed by excavator trenching and in core on the Nomkhon Bohr target, and by drilling on the Coking Flats and Khar Suul targets (Figure 10-2).  On all targets, the coal is bituminous to anthracite in rank, occurring as seams up to several metres thick or as plies of less than 0.5 metre within carbonaceous mudstones.  Rock types associated with the coal-bearing stratigraphy for each target include claystones (likely altered airfall tuffs), shales, siltstones, sandstones, and several types of conglomerate and/or reworked lapilli tuffs.

Coal exposed in trenches is oxidized, highly friable, deformed and well banded with ash partings.  Due to oxidization, it is not always possible to identify individual coal plies within carbonaceous mudstones that invariably accompany the coal.  Trenching also shows that, despite the complete lack of coal outcrops or coal debris on surface, the coal can be encountered at depths of less than a metre below surface.

Coal seams and plies are readily identified in core.  Regardless of apparent thickness in drill core, the coal is usually dull (du), or banded dull (badu) - less often, banded bright (babr) and bright (br) coal is present.  Cleating is not well developed.

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Although the Nomkhon Bohr target has been traced in trenches and by drilling for approximately 1300 metres, individual seams or plies cannot be traced consistently from hole to hole, on section and along strike because of problems with incomplete or failed intercepts through the coal-bearing stratigraphy and lack of downhole geophysical surveys.  As well, the degree of deformation, while complex, is not sufficiently understood to determine if the coal seams seen in drill core are significantly thickened or thinned from their pre-deformational thicknesses.  The same holds true for the Coking Flats and Khar Suul targets.

9.3.4	Ring Dyke Prospect - Togoot Licence

The Ring Dyke area (also referred to as Snuff Bottle Hill; Figure 10-2) is extensively underlain by widespread homogeneous hornblende plagioclase porphyry andesite flows. The andesites are intruded by a sub-volcanic feldspar porphyry, likely a sub-volcanic plug, and a number of rhyolite domes up to 1 km in size, and numerous small rhyolite dykes.

Geophysical surveys (IP and magnetic), prospecting, mapping, diamond and RC drilling has outlined a zone of sulphide-rich epithermal- or high-level porphyry-related alteration and mineralization, underlying a variable thickness of unmineralized Cretaceous gravels.  The andesites and rhyolites are locally intensely clay-altered with kaolinite, dickite, illite, and alunite.  Hematite and limonite, formed from the oxidation of sulphide minerals, are common.

Sulphide mineralology in drill core is dominated by pyrite - rare sphalerite and chalcopyrite has been observed.  The amounts of pyrite mineralization are sufficient to account for chargeability features that to date have been the target of deep drilling.

9.3.5	Baruun Khatnii Guya - Togoot Licence

Khatnii Guya was discovered by MMI soil sampling in 2007  when  significant molybdenum results were returned (Figure 10-2).  The target was outlined and is underlain by a thick pyroclastic sequence of unaltered ash tuffs and tuff breccias, intruded by a series of latite sills.  No surface moybdenum mineralization was observed.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

10.0	EXPLORATION

Exploration on the Shivee Tolgoi Project from 2002 through 2007 is summarized in previous reports (Reid et al., 2003; Reid et al., 2004; Cann, 2004; Panteleyev, 2004a; Panteleyev, 2004b; Panteleyev, 2005; Cherrywell, 2005; Juras, 2005; Forster, 2006; and Forster and Crane, 2007).  Geophysical methods and diamond drilling have been the most important exploration tools.  Table 10-1 summarizes the exploration completed on the Project to December 31, 2008. Details of the 2008 program are covered below.  Additional detail on drilling results is given in Section 11.

Table 10-1:	Exploration Summary JV property and Western MELs, 2002-2008

Year	Contractor	Company	Type of Exploration Activity	Quantity
2002		Entrée	Prospecting and reconnaissance lithogeochemistry	75 samples
2002		Entrée	Trenching Zone III (576 m)	450 chip samples
2002	SJ Geophysics	Entrée	IP survey using pole-dipole array and 50 m electrode spacing. 2 initial lines.	7-8 line km
2002-2003		Entrée	Soil geochemistry. Samples every 50 m along lines; 5 lines 200 m apart with another 11 lines 100 m apart.	2,140 samples
2003	Scott Geophysics	Entrée	IP survey using pole-dipole array and 50 m to 100 m electrode spacing. Lines spaced 200 m apart.	109 line km
2003	Scott Geophysics	Entrée	Ground magnetics survey. Readings 12.5 m along the lines. 10 lines spaced 100 m apart and 5 lines 200 m apart.	55.4 line km
2003-2004	Abitibi Geophysics	Entrée	Gravity survey. 16 lines spaced 200 m apart.	114 line km
2004	XDM Geological Consultants Inc.	Entrée	1: 10, 000 scale geological mapping.	15 km2
2004	Can Asia Drilling	Entrée	Diamond drilling at the x-Grid (Oortsog) Prospect	6 holes - 573 m
2004-2005	Ivanhoe Mines Ltd.	Entrée-Ivanhoe	Gradient array IP survey. 56 lines spaced 100 m; 11 km A-B electrode spacing initially then 1.2 km, 2 km , 3.1 km, 5 km and 6.6 km electrode spacing in smaller areas.	Approximately 1,562 line km
2005	Ivanhoe Mines Ltd.	Entrée-Ivanhoe
Diamond and RC drilling. Diamond drilling on sections 150 m apart with a nominal 75 m vertical spacing of pierce points.  RC drilling used to define bedrock geology and as a geochemical exploration tool.
55 holes - 43,800 m diamond drill; 57 holes - 3,700 m RC
2005		Entrée	Acquisition and analysis of Aster satellite imagery
2005	CanAsia Drilling and AIDD	Entrée	Diamond drilling	26 holes -14,018.31 m
2005	Quantec Geoscience	Entrée	IP and resistivity surveys	250 line km
2006	Ivanhoe Mines Ltd.	Entrée-Ivanhoe	Geophysical survey interpretation
2006	Ivanhoe Mines Ltd.	Entrée-Ivanhoe	Quarried rock for use as aggregate in concrete for the shaft foundations and lining at Oyu Tolgoi; operations discontinued
2006	Ivanhoe Mines Ltd.	Entrée-Ivanhoe	Diamond and RC drilling. Includes 12,400 m on the zone east of the proposed Northern Airport location (Ulaan Khud);	40,215 m of core and 850 m of RC

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Year	Contractor	Company	Type of Exploration Activity	Quantity
approximately 26,400 m on the Hugo North Extension and 1200 m of geophysical drilling (collared in Shivee Tolgoi Earn-in Property and drilled back into Hugo North)
2006	Major Drilling	Entrée	Diamond drilling	11 holes - 8,614.1 m
2006	AIDD	Entrée	RC drilling	18 holes - 3,290.0 m
2006		Entrée	Geological mapping at 1:10,000 scale	90 km2
2006		Entrée	Gradient IP and resistivity geophysical surveys	40 line km
2006		Entrée	Reconnaissance exploration; 16 targets on the Shivee Tolgoi and Togoot MELs.	624 rock chip samples
2006	Dr. Sharon Carr	Entrée	Detailed structural and stratigraphic analysis of Devonian Wedge prospect
2006		Entrée	Mobile metal ion (MMI) soil sampling	31 samples
2006	PCIGR, UBC/Jack Satterly Geochron Lab, U of T	Entrée	Age dating	8 samples
2006	PetraScience Consultants Inc.	Entrée	Petrographic and spectral analysis	34 drill core samples and 15 rock samples
2007	Dr. Sharon Carr	Entrée	Detailed structural and stratigraphic analysis of Khoyor Mod prospect
2007	Major and AIDD	Entrée	Diamond drilling	17 holes - 7,712 m
2007	Geocad	Entrée	Grid surveying	Approx 178 line-km
2007	Geosan	Entrée	Ground magnetometer surveying	1739 line-km
2007	Geosan	Entrée	Airborne magnetic surveying	5890 line-km
2007	XDM Geological Consultants Inc.	Entrée	1: 20,000 and 10, 000 scale geological mapping.	20 km2
2007		Entrée	Soil sampling	3859 samples
2007		Entrée	MMI soil sampling	2065 samples
2007		Entrée	Excavator trenching + samples	970 m, 485 samples
2007	Major Drilling	Ivanhoe	Diamond drilling - Ulaan Khud	3 holes 878 m
2007	Major Drilling	Ivanhoe	Diamond drilling - Heruga	27 holes - 27,422 m
2007	Major Drilling	Ivanhoe	Geotech drilling - Shivee Tolgoi	3 holes - 6,247.2 m
2008	XDM Geological Consultants Inc.	Entrée	1: 10,000 and recon scale geological mapping.	North Togoot, MEL Khatnii Guya
2008		Entrée	1:2000 scale geological mapping	North Togoot licence
2008		Entrée	Mobile metal ion (MMI) soil sampling	1909 samples
2008	Dr. Sharon Carr	Entrée	Detailed structural and stratigraphic analysis of Nomkhon Bohr area
2008	Geosan	Entrée	Ground IP survey	134.4 line-km
2008	Geosan	Entrée	Ground magnetometer survey	701.90 line-km
2008		Entrée	Excavator trenching + samples	313 samples
2008	AIDD	Entrée	Diamond drilling	43 holes - 5934 m
2008	Landdrill	Entrée	Reverse Circulation drilling	34 holes - 4814 m
2008		Ivanhoe	Ground magnetometer survey - Heruga & Hugo North Ext’n	44.2 km
2008	Major Drilling	Ivanhoe	Diamond drilling - Heruga	14 holes - 24,234 m
2008	Major Drilling	Ivanhoe	Diamond drilling - Ulaan Khud	1 hole - 721 m

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

10.1	Shivee Tolgoi JV Property

10.1.1	Introduction

Exploration on the Oyu Tolgoi Trend was minimal subsequent to completion of the resource calculation on both Hugo North Extension and the Heruga deposits.  One 721 m diamond hole was drilled on Ulaan Khud, that lies northeast of Hugo North Extension, and 14 diamond holes were completed on Heruga as infill and to test the eastern edge of the deposit. Drilling details are given in Section 11.  In addition a detailed magnetometer survey was completed over Heruga and over the Hugo North Extension Deposit areas.

10.1.2	Hugo North Extension - Shivee Tolgoi MEL

In late 2008 a 26.6 km2 detailed magnetometer survey was undertaken in the Hugo North Extension area.  Lines were oriented east-west at 25 m spacing with continuous readings.  Two large magnetic features occur in the survey area.  Previous drilling test a minor part of the anomalies and mineralization was intersected at the southern end 1500 m below surface and at the northern end in hornfelsed rocks below the thin Cretaceous clay cover.  The orebody does not have a direct magnetic response but the survey does outline some areas of possible future interest.

10.1.3	Ulaan Khud - Shivee Tolgoi MEL

One 721 m diamond drillhole was completed on Ulaan Khud on the Shivee MEL.  Drillhole locations are shown in Section 11.  This hole was drilled as an updip test for the extension of significant mineralization intersected in diamond drillhole EGD127; however, no significant mineralization was intersected.

10.1.4	Heruga - Javhlant MEL

In late 2008 a 26.6 km2 detailed magnetometer survey was undertaken in the Heruga area to get a more detailed view of the geology and structure (Figure 10-1).  Lines were oriented east-west at 25 m spacing with continuous readings.  The magnetic survey results combined with detailed surface mapping established far better understanding of the geology.

Fourteen diamond drillholes totaling 24,234 m were completed on the Heruga Deposit in 2008 to better delineate the deposit. Drilling details are given in Section 11 below.

10.2	Western MELs

10.2.1	Introduction

The 2008 program on the Shivee Tolgoi MEL involved drill testing of two targets, Altan Khulan and Tom Bogd (Figure 10-2), identified by exploration in preceding years.  There was no new geophysics or geochemical surveys carried out in the Shivee MEL in 2008 as part of the target evaluations.

Exploration on the Togoot Licence was focused primarily on targets such as Nomkhon Bohr, Coking Flats, Khar Suul and Toogie East generated through geological mapping

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-1:	Detailed magnetic over Heruga Deposit - Javhlant MEL

early in the 2008 season.  Follow-up of preceding exploration results on Ukhaa Tolgod, Baruun Khatnii Guya and Ring Dyke was also done.  Geological mapping at various scales was carried out by Entrée personnel and by contract personnel Andrejs Panteleyev and Dr. Sharon Carr (Figure 10-3).  This work was complemented by ground geophysical surveys (magnetometer and IP) by Geosan LLC of Ulaanbaatar, and MMI soil sampling (Figure 10-4) which was used to screen the targets for drilling.  A number of targets were drilled tested.

Entrée Gold contracted Geosan LLC of Ulaanbaatar to undertake geophysical surveys on the Nomkhon Bohr, Toogie East, Ring Dyke, Ukhaa Tolgod and Coking Flats Targets.  The surveys consisted of Induced Polarization (IP) plus Resistivity (134.4 line-km of dipole-dipole array surveying), and Magnetics (701.85 line-km).  Work was carried out in three phases, the first from July 15 to August 28, 2008; the second from September 19 to October 4, 2008; and the third from October 19 to November 27, 2008.  Grids were

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

established using hand-held GPS units. The results are included in the summary of individual targets below.

Dipole-dipole array lines were measured using a set of GDD Instrumentation 2x 3.6kW (7.2kW) time-domain IP transmitters to input a transmitter pulse of standard 8000 msec, and an IRIS ELREC Pro time domain IP receiver to collect the voltages and their decays.  The latter recorded primary voltage (mV), 20 voltage decays, chargeability (msec) and apparent resistivity (ohm.m) on 6 channels.

Two GSM-19TW proton magnetometers were employed, one as a base station recording the diurnal variation of the Earth’s total magnetic intensity (TMI), and the other mobile unit measuring the TMI along survey lines.  The base station took reading at 5 sec intervals and diurnal correction used a 57200nT base level.

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-2:	2008 Targets on Western MELs

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-3:	2008 Mapping areas on Western MELs

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-4:	2008 MMI sampling areas on Western MELs

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

10.2.2	Altan Khulan Target - Shivee Tolgoi MEL

No additional mapping, sampling or geophysical surveys were done in 2008 in advance of drilling two holes totalling 363.1 m (see discussion below in Section 11).

10.2.3	Tom Bogd Target - Shivee Tolgoi MEL

Detailed mapping was done over a portion of the Tom Bogd target (Figure 10-5) prior to drilling EG-08-090.  Previous mapping by Panteleyev (2005) showed that the target area is underlain by north-striking Carboniferous volcanic rocks lying east of fine-grained Devonian clastic sedimentary rocks.  The latter are equivalent to unit DA4a at Oyu Tolgoi.  Although structural attitudes are rare in the volcanic rocks, mapping in 2008 showed that a sedimentary unit within the Carboniferous volcanics dips gently to the east.  This suggests the Devonian basement should be present at depth underneath the Carboniferous sequence.

Figure 10-5:	Tom Bogd Target - 2008 Geology and MMI-Mo Anomaly

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Lookout Hill Project, Mongolia
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The target was selected to investigate a strong chargeability feature underlying the Carboniferous stratigraphy.  The feature parallels the north-striking contact with the Devonian sequence.  MMI soil sampling in 2007 outlined high contrast Mo and Cu anomalies that appear to be directly associated with the chargeability anomaly.  The combined Mo-Cu and chargeability anomalies may be indicating Oyu Tolgoi-style mineralization in Devonian rocks underlying the Carboniferous volcanics.

No additional geophysical or geochemical sampling surveys were carried out on the Tom Bogd target in 2008.  A single diamond core hole was drilled on the target (see discussion under Section 11) but failed to reach the planned depth due to drilling difficulties.

10.2.4	Nomkhon Bohr and Coking Flats Coal Targets - Togoot MEL

Exploration at Nomkhon Bohr and Coking Flats consisted of mapping at various scales, diamond and RC drilling (discussed in detail below in Section 11) and extensive ground magnetic and IP surveys. Exploration was also conducted using excavator trenching for prospecting and for geological mapping.

Mapping

The northwest corner of the Togoot Licence was mapped at various scales in 2008.Pantelyev (2007, 2008) mapped three areas (North West Togoot, North Central Togoot, Togoot Reconnaissance in the northwest quarter of the Togoot Licence, at 1:10,000 and 1:20,000 scales, concentrating mainly on volcanic and volcaniclastic

Detailed mapping at 1:2000 by Entrée geologists concentrated along the northern portion of Panteleyev’s North Central map area, using a Quickbird satellite image as a map base (Figures 7-6 and 10-3).  The main focus of this mapping was the east-northeast-trending clastic sedimentary stratigraphy in a basin (the “Nomkhon Bohr basin”) interpreted to be Permian in age.  The mapping also included Carboniferous basement volcanic stratigraphy of Panteleyev’s map area, which lies south and west of the basin.

Structural geology in the Nomhon Bor area was studied by consultant Dr. Sharon Carr during field work from November 14 to December 14, 2008.

Eleven excavator trenches were completed on the Nomkon Bohr target to assist in tracing the coal bearing stratigraphy. No samples were taken from the trenches as the coal and carbonaceous sediments were generally well oxidized and not suitable for sampling. The trenches were used for geology only and are shown in Figure 10-6.

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-6:	Nomkhon Bohr Excavator Trenching

4791600
4791400
4791200
4791000
4790800
4790600
596200
596400
596600
596800
597000
597200
597400
ENTREE GOLD INC.
Shivee Tolgoi Property
Togoot Licence - Nomkhon Bohr Target
2008 Geology and Drill Holes

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Geophysics

Entrée Gold contracted Geosan LLC of Ulaanbaatar to undertake geophysical surveys on the Nomkhon Bohr and Coking Flats Targets (Figures 10-9 and 10-10).  The surveys consisted of Induced Polarisation (IP) plus Resistivity (83.9 line-km of dipole-dipole array surveying), and Magnetics (558.90 line-km).  Grids were established using hand-held GPS units (Table 10-2).

Table 10-2:	Summary of 2008 IP Surveys, Togoot Licence

Dipole-dipole IP						Magnetics
Survey area	#lines	Line spacing (m)	Comments	Duration	Total line km	#lines	Line spacing (m)	Duration	Total line km
Nomkhon Bohr	28	50m, 100m	25m dipole size, N=6	16-30 July and 19-23 Aug	29.5	51	50	23, 24, 28 July and 2, 15 Aug	56.55
Coking Flats	11	800	25m, 50m dipole size, N=6	24-26 Aug (11.9km), 21 Oct - 26 Nov (41.5km)	53.4	136	100	19 Sept - 5 October	502.35
Ukhaa Tolgod	8	50/100	50 and 100 dipole size, N=6	31 July - 5 Aug	10.9	15	50	25,26 July	15.0
Khatnii Guya	11	100	50m dipole size, N=6	03-14 Aug	11.3	21	50	27 and 28 July	21.0
Ring Dyke	11	200	50m dipole size, N=6	11-17 Aug	22.3	41	50	30, 31 July, 1 Aug	82.0
Toogie East	7	200	50m dipole size, N=6	8-10 Aug	7.0	25	50	29 July	25.0

On Nomkhon Bohr, resistivity and chargeability anomalies identified appear to be associated with massive sandstone beds and mafic sills respectively (Figure 10-7).  The target stragraphy above the comglomerate is punctuated by a chargeability high/resistivity low anomaly. The magnetics show the coal horizon as a mag high at the edge of a sharp trasition from a mag low to the south (Figure 10-8).  At Coking Flats a magnetic anomaly appears to mark the boundary between the Carboniferous basement and the Cretaceous rocks (Figures 10-9 and 10-10).

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-7:	Nomkhon Bohr Resistivity

Figure 10-8:	TMI Nomkhon Bohr Magnetics

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-9:	TMI Coking Flats Magnetics

Figure 10-10:	Coking Flats Chargeability

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Lookout Hill Project, Mongolia
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10.2.5	Ukhaa Tolgod Target - Togoot MEL

Work by Entrée keyed on a single grab sample from 2006 that returned 236 ppb Au.  Sampling and trenching exposed Au and Ag mineralization in two of the east-northeast-trending quartz-veined rhyolitic dykes.

The Ukhaa Tolgod area (Figure 10-11) is underlain by a thick sequence of porphyritic andesitic flows intruded by a series of rhyolitic dykes, probably of Carboniferous age.  In general, the rhyolitic intrusions are not hydrothermally brecciated or altered beyond minor illite/sericite in small zones of fractured rock.  There is a general absence of sulphide minerals and iron oxides.

Five hand trenches (31m) were excavated along the 60 m strike of the silver showing and chip sampled. Another 325 m were trenched in 8 excavator dug trenches.  Silver, gold and molybdenum results are shown in Table 10-3.

Table 10-3:	Summary of Ukhaa Tolgod Trench Assays, Togoot Licence

Sample	Trench	From_m	To_m	Length_m	Ag_ppm	Au_ppb	Mo_ppm
314251	T314251	0.0	1.0	1.0	155	621	118
314252	T314251	1.0	2.0	1.0	90	781	35
314253	T314251	2.0	3.0	1.0	120	875	85
314254	T314251	3.0	4.0	1.0	11	44	17
314255	T314255	0.0	1.0	1.0	57	1220	20
314256	T314255	1.0	2.0	1.0	108	1390	20
314257	T314255	2.0	3.0	1.0	28	159	8
314258	T314255	3.0	4.0	1.0	2	23	<5
314259	T314255	4.0	5.0	1.0	1	24	<5
314260	T314260	0.0	1.0	1.0	21	210	44
314261	T314260	1.0	2.0	1.0	19	130	11
314262	T314260	2.0	3.0	1.0	2	12	<5
314263	T314260	3.0	4.0	1.0	<1	2	<5
314264	T314260	4.0	5.0	1.0	<1	3	<5
314265	T314260	5.0	6.0	1.0	<1	11	<5

A total of 125 MMI-M samples was collected on a small 400-m x 600-m grid centred on the mineralized dyke.  Good contrast anomalies were outlined for Au (Figure 10-8) and Ag (Figure 10-9) that coincide with the known mineralization.  Contouring of Ag data suggests that bedrock mineralization is open to southwest and the east into an area obscured by thick overburden.  Anomalous results for both elements also indicate a strong response on the southernmost extreme of the grid that may be indicating the start of another zone of interest. Magnetometer and IP was completed by Geosan LLC (Table 10-2) over a small area coinciding with the MMI grid. The mineralized zone coincided with the edge of a mag low.

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-11:	Geology of the Ukhaa Tolgod Area

MMI Sample Coverage
Ag-Au Mineralization
4,785,800
4,785,600
4,785,400
4,785,200
Entrée Gold Inc.
Geology of the Ukhaa Tolgod Area
Tolgod Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-12:	MMI-Au - Ukhaa Tolgod Grid, Togoot Licence

Ukhaa Tolgod Au Target
Entrée Gold Inc.
Legend
>= 20 ppb Au
10 to 20 ppb Au
7.5 to 10 ppb Au
5 to 7.5 ppb Au
2.5 to 5 ppb Au
0 to 2.5 ppb Au

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-13:	MMI-Ag - Ukhaa Tolgod Grid, Togoot Licence

597,000
597,200
597,400
597,600
597,800
598,000
4,785,800
4,785,600
4,785,400
4,785,200
N
UTAG-01
UTAG-02
UTAG-03
UTAG-04
Entrée Gold Inc.
MMI Ukhaa Tolgod
MMI Grid - Ag ppb
Togoot Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
Legend
>= 100 ppb Ag
40 to 100 ppb Ag
20 to 39 ppb Ag
10 to 19 ppb Ag
0 to 9 ppb Ag

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

10.2.6	Baruun Khatnii Guya Target - Togoot MEL

MMI soil sampling in 2007 returned a significant Mo target, lying north of a series of east-west trending rhyolite domes. The MMI sampling from 2007 details are included in the March 2008 technical report (Vann et al., 2008) under the name of Khatnii Guya West.  The domes display clear flow-banding in places and are surrounded by a more dacitic flow unit and a dacitic tuff breccia-ignimbrite unit in the “outer rim”.  Intense argillic alteration within the tuff units (mostly kaolinite-illite, rare hypogene alunite is present) mark a clear colour anomaly. Northeast- and minor northwest-trending quartz veins and faults (defined by strongly oxidised fault breccias) cut the dome sequence (Figure 10-10).  Conglomerates are found northeast of the quartz vein/fault zone.

Magnetometer and IP surveys by Geosan LLC (Table 10-2) were done over the MMI sampling grid.  The total field magnetics map is bisected by a northeast-trending magnetic high/magnetic low couple, coincident with the zone of quartz veins and strongly oxidised fault breccias.  This zone marks the location of a major fault, dividing the conglomerates northeast of the fault from the rhyolite dome sequence to the southwest.  The strongest MMI-Mo responses overlie the conglomeratic sequence.

The MMI-Mo target itself sits over an area underlain by a thick pyroclastic sequence of unaltered ash tuffs and tuff breccias, intruded by a series of latite sills.  No surface moybdenum mineralization was observed.

Additional MMI sampling (85 samples) was undertaken by Entrée personnel in 2008 to expand the existing coverage.  This sampling did not extend the known anomaly along strike, and the target was not selected for drilling.

10.2.7	Ring Dyke Target - Togoot MEL

The target was mapped previously by Panteleyev (2007) and was not remapped in 2008.  It comprises a zone of silicified and limonitic outcrops that form a circular pattern with an approximate 1 km diameter.  The zone is cut by clay- and silica-altered mineralized rhyolitic dykes and overlain by a rhyolite dome complex consisting of flows, flow breccias and dykes.  No outcropping zones of base or precious metals mineralization were identified by exploration prior to 2008.  Nonetheless, MMI soil sampling was undertaken to look for indications of blind mineralization.

MMI soil sampling was done by Entrée personnel on a 2 km x 3.2 km grid; 75 samples were collected in total. No significant base or precious metals anomalies were returned from this work.

Magnetometer and IP surveys by Geosan LLC (Table 10-2) were done over the MMI sampling grid.

Given the lack of significant MMI soil geochemical anomalies, the target was not selected for drilling and no further work is recommended.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-14:	Geology of the Baruun Khatnii Guya Area

604,800
605,000
605,200
605,400
605,600
4,777,000
4,776,800
4,776,600
4,776,400
4,776,200
4,776,000
2007 MMI anomaly (Mo)
Entrée Gold Inc.
Geology of the Baruun Khatnii Guya Area
Togoot Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
Baruun Khatnii Guya 2006 Geology
0
75
150
300
metres

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

10.2.8	Toogie East Target - Togoot MEL

The majority of this area is underlain by two volcanic sequences: a southern dacitic pyroclastic sequence (locally with welded textures) and a northern andesitic to locally rhyolitic pyroclastic sequence with minor intercalated clastic sedimentary rocks (Figure 10-11).  Pyrite clasts were observed in lapilli tuffs of the southern pyroclastic sequence.  Both sequences are probably Carboniferous in age, although the sedimentary rocks in the northern sequence have some similarities to clastic sedimentary rocks in the Nomkhon Bohr area, which are assigned to the Permian.

MMI soil sampling was done by Entrée personnel on a 700 m x 800 m grid; 451 samples were collected for MMI-M analyses. No significant base or precious metals anomalies were returned from this work.

Magnetometer and IP surveys by Geosan LLC (Table 10-2) were done over the MMI sampling grid.

Given the lack of significant MMI soil geochemical anomalies, the target was not selected for drilling, and no further work is recommended.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 10-15:	Toogie East Geology

N
CS4ptf
Entrée Gold Inc.
Geology of the Toogie East Area
Togoot Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

11.0	DRILLING

11.1	General

Approximately 172, 000 m of drilling has been completed on the Lookout Hill property from 2004 to December 31, 2008 (Table 11-1) by Ivanhoe and by Entree. Drilling has been predominantly core and on the JV Property (eastern Shivee Tolgoi and Javhlant MELs) by project operator Ivanhoe Mines. The majority of the diamond drilling has been exploration related and includes 45 holes totalling 43,283 m on the Hugo North Extension deposit and 40 holes totalling 53,823 m on the Heruga deposit.

All drilling completed on the JV Property has been by operated by Ivanhoe, except for six early-stage core holes drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed.  Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension Deposit.  A small percentage of the drilling (two holes totalling 736 m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

Since 2002, Entrée has completed 109 diamond drillholes totalling 40,579 m and 52 RC holes totalling 8,104 m. 2008 drilling was mainly focused on coal exploration in the northwest corner of the Togoot licence.

11.2	Shivee Tolgoi JV Property - Shivee Tolgoi MEL

11.2.1	Introduction

Ivanhoe has completed three years drilling on the JV property with most drilling focused on the Ulaan Khud (Airport North) and Hugo North Extension zones on the Shivee Tolgoi MEL and on the Heruga deposit on the Javhlant MEL.  In addition, Ivanhoe has completed a significant amount of condemnation and water exploration drilling (RC and core) in the vicinity of the Hugo North Extension (66 holes totalling 4,311 m).  These holes have been to assist in the determination of suitable sites for proposed tailings and other infrastructure purposes and to find water sources for the proposed mining operation at the adjacent Oyu Tolgoi Project.  The condemnation and water holes are not considered in detail in this report.  Ivanhoe has also drilled early-stage exploration holes at the Ulaan Khud prospect (core and RC).

Drillholes on the JV Property are identified in the Property database with either the prefix “EG”, for holes located on the Shivee Tolgoi MEL, or by “EJ”, for holes located on the Javhlant MEL.  The prefix is followed by “D” for diamond drillholes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails.  Geotechnical, water and condemnation drillholes do not receive a special prefix, and are identified by the drilling method.

Exploration diamond drilling is contracted to Major Pontil Pty Ltd. (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2,000 m.  Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Table 11-1:	Lookout Hill Project - Drilling Summary

Deposit/Prospect	DDH Holes	Length of DDH (m)	RC Holes	Length RC Holes (m)	RC/DDH Holes(4)	Length RC/DDH (m)	All Holes(1)	Total Length (m) (1)
100% Entrée MELs
Zone I	17	8174.95	6	914	-	-	23	9088.95
Zone II	2	418.50	-	-	-	-	2	418.50
Zone III	10	4293.05	5	761	-	-	15	5054.05
Ring Dyke	4	2415.54	7	1615	-	-	11	4030.54
Bayan-Ovoo	9	5337.40	-	-	-	-	9	5337.40
West Grid Mo	7	4067.78	-	-	-	-	7	4067.78
West Grid IP	3	3315.60	-	-	-	-	3	3315.60
West Grid - Dev Wedge	2	1605.50	-	-	-	-	2	1605.50
BZMo	2	244.00	-	-	-	-	2	244.00
Khoyor Mod	5	2831.10	-	-	-	-	5	2831.10
Manakhad	2	277.30	-	-	-	-	2	277.30
Altan Khulan	3	767.00	-	-	-	-	3	767.00
Tom Bogd	1	592.20	-	-	-	-	1	592.20
South Boundary	2	1260.20	-	-	-	-	2	1260.20
Coking Flats	6	826.50	27	3974	-	-	33	4800.50
Khar Suul	11	1817.80	4	549	-	-	15	2366.80
Nomkhon Bohr	23	2334.94	3	291	-	-	26	2625.94
Total	109	40,579.36	52	8,104.00	0	0	161	48,683.36
JV Property
Hugo North Extension (2)	45	42547.00	-	-	2	736	82	43,283.0
Condemnation/Water	-	-	66	4311	-	-	66	4311.00
Ulaan Khud	36	17,401.0	28	2500	-	-	28	19,901.0
X-Grid (Oortsog)(3)	6	572.75	-	-	-	-	6	572.75
Heruga	40	53,822.9	-	-	-	-	29	53,822.9
Castle Rock	2	2097.60	-	-	-	-	2	2097.60
SW Mag Anomaly	1	409.00	-	-	-	-	1	409.00
Total JV	118	116,129.3	94	6,811.00	2	736	214	123,676.3
Grand Total	227	156,708.7	146	14,915.00	2	736	375	172,359.6

Notes:
(1) Includes all holes drilled to December 31, 2008. (2) A portion of these holes were collared in the Shivee Tolgoi Earn-in Property and drilled into the Oyu Tolgoi Property  (3) These holes were drilled by Entrée prior to the Earn-in Agreement being signed. (4) RC holes with diamond drillhole tails.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

5000 and Major 50 drills.  The vast majority of core at the Property has either been PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter).  Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone.  A few holes have continued to depths of about 1,300 m using PQ diameter equipment.

Core drilling and database procedures have been extensively described in reports by Cinits and Parker (2007) and Peters et al. (2006).  Additional details on core handling are provided in Sections 12 and 13.

All drilling completed on the JV Property has been by operated by Ivanhoe, except for six early-stage core holes drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed.  Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension Deposit.  A small percentage of the drilling (two holes totalling 736 m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

The following descriptions are based on work completed at both the Hugo North (on the adjacent Oyu Tolgoi Project) and Entrée’s Hugo North Extension Deposits.  Since both are one continuous zone of mineralization, the supporting database was evaluated as a whole and one block model was constructed to estimate the Mineral Resources.  Later, the resources were cut at the Property boundary for reporting purposes; thus discussion of drilling protocols that were in place during the exploration for all of the Hugo North and Hugo North Extension Deposits is warranted.

11.2.2	Hugo North Extension Exploration Diamond Drilling

No new drilling was carried out on the Hugo North Extension Deposit in 2008.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008)

11.2.3	Hugo North Extension Drill Results

No new drill results were received on the Hugo North Extension Deposit in 2008.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008)

11.2.4	Ulaan Khud (Airport North) Diamond Drilling

Approximately 16,680 m (35 drillholes) of exploration drilling was completed on this trend (mainly in 2006 and early 2007) and lead to the discovery of a low grade zone of mineralization averaging less than 0.3% copper (Figure 11-1).  The narrow, steeply dipping zone is 30 to 50 m in width, has a north-south strike length of approximately 900 m, and a vertical extent of up to 600 m.  Narrow, patchy high grade copper and gold intervals provided encouragement that a higher grade zone might be encountered however after extensive drilling only the low grade zone was delineated.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-1:	Ulaan Khud Drillhole Locations

One diamond drillhole (EGD142) totalling 731 m was drilled on this target in 2008 (Table 11-2). The hole was drilled on the same section as EGD127, EGD130 and EGD132. EGD127 intersected very significant Cu-Au-Mo mineralization including 2m of 2.92ppm Au, 7.28% Cu and 5330ppm Mo. EGD142 was designed to test the up-dip extension of mineralization but failed to intersect significant mineralization.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Table 11-2:	Ulaan Khud 2008 Drilling Summary

Zone	Hole Number	UTM Coordinates		Elevation (masl)	Azimuth (°)	Dip (°)	Length (m)
		Easting	Northing
Ulaan Khud	EGD0042	655200	4775400	-	270	60	721.0
Total	1 hole						721.0

11.2.5	Geotechnical Drilling

No new geotechnical drilling was completed in 2008.  Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008)

11.3	Shivee Tolgoi JV Property - Javhlant MEL

11.3.1	Introduction

To the end of 2008, over 54,000 metres in 43 holes m had been completed on Javhlant (Table 11-3 and Figure 11-2).  All of the drilling has been by core methods and was completed by Ivanhoe Mines as part of the JV Agreement.  The majority of the drilling has been focused on delineating the Heruga deposit; 40 holes were drilled for a total of 53,931.4m.  Elsewhere on Javhlant, the two holes were drilled in the Castle Rock IP anomaly and a single hole was drilled in the SW Magnetic anomaly.

Drillholes on the JV Property are identified in the Property database with “EJ”, for holes located on the Javhlant MEL.  The prefix is followed by “D” for diamond drillholes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails.  Geotechnical, water and condemnation drillholes do not receive a special prefix, and are identified by the drilling method.

Exploration diamond drilling is contracted to Major Pontil Pty Ltd. (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2,000 m.  Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 units.  The vast majority of core diameters at the Property have either been PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter).  Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone.  A few holes have continued to depths of about 1,300 m using PQ diameter.

Core drilling and database procedures have been extensively described in reports by Vann et al. (2008), Cinits and Parker (2007) and Peters et al. (2006).

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Table 11-3:	Javhlant MEL Drilling Summary to March 03, 2009

Hole Number	UTM Coordinates		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)	Length (m)
	Easting	Northing
Heruga
EJD0001	648016.8	4759300	1162.73	270.2	69.92	1137.8	1137.8
EJD0001A	648016.8	4759300	1162.73	270.2	69.92	1724.2	586.4
EJD0003	647695.8	4759300	1163.48	270.39	69.43	1302.8	1302.8
EJD0004	647369.8	4757897	1168.36	270.28	69.68	922.7	922.7
EJD0005	647398.6	4759298	1164.19	268.35	69.76	1087.1	1087.1
EJD0006	647265.2	4757891	1165.51	267.95	60.96	870.9	870.9
EJD0007	647996.7	4758998	1162.13	273.51	69.76	1325	1325
EJD0008	648299.4	4759297	1164.63	270.1	68.94	1018.9	1018.9
EJD0008A	648299.4	4759297	1164.63	270.1	68.94	1817.4	1817.4
EJD0009	647669.2	4757899	1167.5	269.24	70.52	1163.2	1163.2
EJD0010	647648.5	4758398	1166.04	271.63	70.04	1258.2	1258.2
EJD0011	647750	4758696	1161.45	272.51	78.48	1729.1	1729.1
EJD0012	647649	4758099	1166.52	270.11	70	1130.6	1130.6
EJD0013	647851.6	4758100	1167.13	271.07	70.22	1353.1	1353.1
EJD0013A	647851.6	4758100	1167.13	271.07	70.22	1123.3	622.3
EJD0013B	647851.6	4758100	1167.13	271.07	70.22	1404	802
EJD0014	647848	4758399	1166.39	271.79	70.53	1629.6	1629.6
EJD0015	647947.4	4758700	1161.28	270.38	85.37	1417	1417
EJD0015A	647947.4	4758700	1161.28	270.38	85.37	980.4	980.4
EJD0017	647869.3	4757899	1166.45	272.03	70.64	577.7	577.7
EJD0017A	647869.3	4757899	1166.45	272.03	70.64	1558.3	1049.3
EJD0019	647882.7	4757733	1164.77	261.05	72.9	598.2	598.2
EJD0019A	647882.7	4757733	1164.77	261.05	72.9	1557.6	991.6
EJD0020	648300.1	4758999	1163.09	272.21	70.3	1482.2	1482.2
EJD0020A	648300.1	4758999	1163.09	272.21	70.3	1471.5	1471.5
EJD0021	648047.4	4758401	1164.38	271.63	69.92	1744.5	1744.5
EJD0022	648068.9	4757889	1165.8	269.11	70.74	1899.9	1899.9
EJD0023	648050	4758098	1164.61	271.45	69.99	1660.3	1660.3
EJD0024	648252.5	4758399	1163.1	272.95	70.73	1973.4	1973.4
EJD0025	648000.2	4759498	1163.92	267.35	70.16	1449.7	1449.7
EJD0026	648452.3	4758100	1159.75	270.54	69.27	1807.3	1807.3
EJD0027 i	647937.6	4759144	1163.72	270.9	75.67	1788.3	1788.3
EJD0028 i	648200	4759500	1163	270.12	69.85	1764.1	1764.1
EJD0029 i	648251.6	4758398	1163.1	272.95	81.28	1723.5	1723.5
EJD0029A i	648251.6	4758398	1163.1	272.95	81.28	1775.9	1141.9
EJD0030 i	647484	4757700	1162	271.55	70.2	1794.6	1794.6
EJD0031 i	648362	4759499	1166	274.45	70.09	1801	1801
EJD0032 i	647233	4757700	1160	268.94	70.27	1632.6	1632.6
EJD0033 i	648229	4758094	1154	269.79	67	1520.3	1520.3
EJD0034 i	648565	4759500	1153	269.83	65	1905	1905
40 holes						Total	53931.4
Castle Rock
EJD0016	650600	4757600	1160	270	60	1151.5	1151.5
EJD0018	649000.8	4756607	1158.86	89.71	61.2	946.1	946.1
2 holes							2097.6
SW Mag
EJD0002	637502	4759503	1214	90	60	1151.5	1151.5
1 hole							1151.5

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

11.3.2	Exploration Diamond Drilling at Heruga

Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes.  Drilling has not used triple tube to date.  Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth.  To the 22 February, 2008, approximately 38% of core was PQ, 55% HQ and 7% NQ.

The general treatment and handling of core for Heruga is as described in Section 12.  QG observed all steps in core handling with the exception of marking orientation lines and cutting core (although core saws were examined).  QG make the following observations and recommendations:

•
Ivanhoe maintains consistency of observations from hole to hole and between different loggers by conducting regular internal checks. QG also recommends Ivanhoe ensure that actual observations are logged with respect to lithology rather than attempting to match a genetic model.

•	The manual logging system in place is potentially more error-prone than digital capture systems and recommends that such systems be investigated by Ivanhoe.

•
Samples should respect lithological, alteration or mineralization boundaries.  Although this will have a negligible implication for future resource estimates, it is considered good practice and will improve the estimation quality. Duplicate core samples should not be taken at a contact.

•
The core storage at Oyu Tolgoi represents a possible risk to the project. Given the long possible project life, the ability to locate core for the purposes of either re-logging or re-sampling is emphasized.

All exploration diamond drillholes at Heruga are drilled approximately grid west, generally at about 70 degree inclinations.  However the holes tend to deviate systematically towards north at depth.  The general orientation of drilling is considered to be appropriate, but it is likely some drilling at high angles to the ‘cross-section’ (i.e. to the north or south) will be undertaken in future campaigns to resolve a number of geological uncertainties (for example the disposition of the mineralized quartz monzodiorite).

QG independently checked collar survey in the database versus surveyors’ records and conclude that the data used is sound.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-2:	Drillhole Location on IP, Heruga Deposit

Downhole Surveys at Heruga

Where possible, the core was oriented, initially using BallMark© but more recently using the electronic ACE© core orientation system (a fully electronic system based on accelerometers).  QG consider that both of these devices are appropriate means of orienting core, and note that the frequency of core orientation on this project is appropriate.

Recoveries and RQD at Heruga

Core recovery at Heruga is generally very good. Average recovery at Heruga to date is 97%-100%, with the relatively rare poorly recovered intervals invariably correlated to shearing and faulting.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

QG examined all the core in hole EJD-009 as well as significant runs (450-500 m) from holes EJD-013 and EJD-021 and confirmed that, in general, recovery was good and core condition (with the exception of faults) also very good.

Ivanhoe informed QG that RQD is not being recorded for Heruga core, nor has geotechnical logging been taking place, although this was reportedly standard practice at Oyu Tolgoi and Hugo Dummett.  If the project progresses, geotechnical logging should be reinstituted as a routine step, because the quality of data from half core is lower.

Bulk Densities at Heruga

QG spent time on site with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) to confirm that the procedures described in this report are applicable to the core sample preparation for the Heruga deposit.

QG performed an inspection of the equipment and samples being subjected to specific gravity determination on site (accompanied by Dale A. Sketchley).  This visit did not constitute an audit.  Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee, 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG make the following comments about bulk density estimation at Heruga:

•
The size of samples is small - typically samples are half core and less than 10cm in length.  As a result the precision of individual determinations will be relatively poor.  QG recommend that Ivanhoe make determinations on the largest available pieces of core (this may require modified equipment, but is straightforward);

•
Currently measurements are taken on one small piece of core every 10 m drilled.  QG argue that the density data is very important and that measurements should be more frequent, ideally on all available intact core;

•	Ideally measurements should be made on whole core; and

•
The outside repeating of core bulk density determinations is important and should be performed at an offshore laboratory.  A recent program to run such checks at the Genalysis UB facility resulted in very poor data due to insufficient training of the laboratory staff (samples were broken into small pieces before measurements were taken).

In summary, improvements need to be made to the process to increase precision of the data, but the data are likely to be acceptable in aggregate (i.e. when averaged) for an Inferred resource.

11.3.3	Heruga Drill Results

Drill locations in the Heruga Deposit are shown in Figure 11-2 and two representative drill sections are shown in Figures 11-3 and 11-4.  All significant drill results to the end of July, 2008 from Heruga are summarized below in Table 11.4.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-3:	Geology and Mineralization Section N4758100, Looking North

Note: Figure from Ivanhoe Mines

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-4:	Geology and Mineralization Section N4757900, Looking North

IVANHOE MINES MONGOLIA INC.
NEW HORIZONS
HERUGA DEPOSIT
SECTION n4757900
Geology and Assay Histogram
Date : 23 February 2008
Drawn by : Naran
Author : CF, OT-Team
Scale : 1 : 2,500
1200 RL
1000 RL
800 RL
600 RL
400 RL
200 RL
0 RL
-200 RL
-400 RL
EJD0006
EJD0004
EJD0009
EJD0017
EJD0022
EJD0017A
Contact Fault
DA4a
DA4b
DA3b
DA2a
DA1b
Rba

Note: Figure from Ivanhoe Mines

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Table 11-4:	Selected Mineralized Intervals from the Heruga Deposit, 2008 Drilling

Hole ID From-to metres (m)	Interval m	Cu %	Au g/t	Mo ppm	CuEq* %
EJD0027
852.0 - 1776.0	924.0	0.49	0.59	131	0.93
Incl. 1252.0 - 1390.0	138.0	0.67	1.17	81	1.46
EJD0028
1064.0 - 1556.0	492.0	0.53	0.55	167	0.97
EJD0029
1472.0 - 1698.0	226.0	0.27	0.52	27	0.62
Incl. 1558.0 - 1586.0	28.0	0.64	0.88	72	1.24
EJD0029A
1016.0 - 1450.0	434.0	0.37	0.40	121	0.69
Incl. 1294.0 - 1306.0	12.0	1.93	1.62	907	3.44
1582.0 - 1770.0	188.0	0.40	0.47	47	0.72
EJD0030
1042.0 - 1174.0	132.0	0.35	0.34	119	0.64
1222.0 - 1682.0	460.0	0.35	0.30	115	0.61
EJD0031
1118.0 - 1560.0	442.0	0.53	0.31	151	0.80
Incl. 1226.0 - 1292.0	66.0	0.83	0.21	336	1.14
Incl. 1456.0 - 1538.0	82.0	0.83	0.75	183	1.40
EJD0032
1298.0 - 1462.0	164.0	0.36	0.27	142	0.60
EJD0033
1004.0 - 1214.0	210.0	0.37	0.32	108	0.64
EJD0034
1142.0 - 1384.0	242.0	0.49	0.19	189	0.71

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

11.4	Western MELs (100% Entrée)

11.4.1	Introduction

Total drilling from 2004 to the end 2008 on the Western MELs includes 115 diamond drillholes totaling 40,611 m and 52 reverse-circulation drillholes totaling 8104 m.

The focus of the 2008 program was on the Togoot MEL where an extensive diamond and reverse circulation drill campaign was carried out.  A small program of three holes were drilled to test two targets on the Shivee Tolgoi MEL.  On Togoot, the main goal was to outline coal zones in the northernmost portion of the claim on the Nomkhon Bohr, Coking Flats and Khar Suul areas.  Details of drill exploration activities from 2004-2007 can be found in Cherrywell, 2005; Panteleyev, 2005; Cinits and Parker, 2007; Vann et al., 2008.

A total of 4,814 m of reverse-circulation (“RC”) drilling in 34 holes and 4,979 m of diamond drilling in 40 holes was completed on the Togoot Licence in 2008 (Table 11-1, Figure 16).  RC and diamond drilling operations, conducted under contract with Landdrill International LLC of Ulaanbaatar, commenced on September 28, 2008 and completed on November 7, 2008. A second diamond drill was contracted to A.I.D.D., Ulaanbaatar and commenced early October 2008. Drill collars were located using a handheld GPS.

A total of 955 metres of core drilling in three holes was completed on the western portion of the Shivee Tolgoi Licence in 2008 (Table 11-5, Figure 11-5).  Two targets were tested - Altan Khulan (gold) and Tom Bogd (copper - molybdenum).  Drilling operations, conducted under contract with AIDD, commenced on October 9, 2008 and completed on November 3, 2008.

Core drilling and database procedures have been extensively described in reports by Cinits and Parker (2007) and Peters et al. (2006).  Additional details on core handling are provided in Sections 12 and 13.

All diamond core from the drilling campaign is stored in a fenced location at the camp site.  The new core is in very good condition; all having been cut with a diamond saw, and stored in wooden core boxes dead-staked on the ground.  The adjacent core-logging room is large and well-lit, with electric lighting and a concrete floor.  There is a facility with two diamond core saws in a separate building adjacent to the core storage area.

As part of the 2008 QA/QC program (see Section 13.4) 256 quarter-core field duplicate samples were submitted. Currently no bulk density samples are collected.

The logging procedures by Entrée are as follows from the arrival at the core shed:

•	Quick review.

•	Geotechnical logging, using pre-established codes and logging forms, including: length of core run, recovered/drilled ratio, and maximum length.

•	Core logging and marking of geological structures, mineralization, and layout of appropriate sampling intervals.

•	Sampling: the geologist marks a cutting line, and marks the 2.0 m sample intervals.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

•	Core photography.

•	Core cutting: with a diamond saw, following the line marked by the geologist.

•
Sample bagging: always half-core samples collected from the same side of the core, properly identified with inner tags and outside marked numbers.  Sample bags are immediately sealed and stored in a fenced facility at the camp site.  Samples are delivered under lock and key by Entrée personnel directly to the SGS Mongolia laboratory in Ulaanbaatar on an approximate weekly basis.

•
Geological logging, and logging forms, in accordance with the company protocol includes: header information, geotechnical data (described above), lithology description and coding, structural description and angle to core axis, mineralization and alteration and assay interval.

•	Assay data entry: the assay results are imported to a proprietary database maintained by Century Database Systems in Sudbury, Ontario, Canada.

•	Drill log data entry: coded data are introduced into the Century Database Logger files by a technician (single data entry).

•	At the completion of the logging process, the boxes are returned to the core racks.

11.4.2	Exploration Diamond Drilling - Shivee Licence

A total of 955 metres of core drilling in three holes was completed on the western portion of the Shivee Tolgoi Licence in 2008 (Table 11-5, Figure 11-5).  Two targets were tested - Altan Khulan (gold) and Tom Bogd (copper - molybdenum).  Drilling operations, conducted under contract with AIDD, commenced on October 9, 2008 and completed on November 3, 2008.

AIDD supplied a UDR-600 track-mounted drill rig.  All core was HQ in diameter.  Recovery was using standard wireline equipment and core barrels.  Downhole surveys to determine hole deviation were taken with a Reflex EZ shot digital camera.

Table 11-5:	2008 Core Hole Drilling Summary - Shivee Tolgoi Licence

HOLE	E_WGS84Z48	N_WGS84Z48	ELEVATION	TARGET	AZ	DIP	DEPTH
EG-08-086	642025	4774602	1220	Altan Khulan	270	-60	271.70
EG-08-088	642051	4774704	1220	Altan Khulan	270	-60	91.40
EG-08-090	642325	4765751	1206	Tom Bogd MMI	270	-80	592.20
TOTAL METRES							955.30

Core recoveries obtained by the drilling contractor have been very good, except in localized areas of faulting or fracturing.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-5:	2008 Drill collar locations on Shivee Tolgoi Licence

625,000
630,000
635,000
640,000
645,000
Altan Khulan
4,775,000
EG 08-088
EG 08-086
Shivee Camp
4,770,000
Tom Bogd
EG-08-090
4,765,000
4,760,000
Entrée Gold Inc.
2008 DDH Collars
Shivee Tolgoi Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
Enlarged Area

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

11.4.3	Drill Results - Shivee Tolgoi Licence

Altan Khulan Target

Two holes, EG-08-086 and EG-08-088 were drilled to follow up on a gold intercept (4.14 grams/tonne Au over 4.0 m) in EG-07-065, associated with an MMI-Au anomaly outlined in 2007.  The mineralization in EG-07-065 comprised very weakly altered intermediate volcanics, believed to be Carboniferous in age.  Fifty-five samples were taken for Au and Ag analyses.  Although both holes in 2008 intersected similar-looking altered volcanics, there were no significant results - best Au was 267ppb over 1.5 m.

Tom Bogd Target

Due to drilling problems, EG-08-090 was abandoned at 592.2 metres while still in Carboniferous volcanics.  No significant sulphide mineralization was observed in the core, and the source(s) of the chargeability and molybdenum anomalies remains unexplained.  One hundred and thirteen samples exhibiting weak alteration (chloritization, sericitization, silicification) in Carboniferous volcaniclastic and pyroclastic rocks were collected and submitted for Au and Ag analyses.  There were no significant analytical results.

11.4.4	Exploration Drilling - Togoot Licence

Core Drilling

The core drilling program for coal tested three targets in the northwest corner of the Togoot Licence: Nomkhon Bohr, Coking Flats, and Khar Suul.  A total of 4,979 metres of core drilling in 40 holes was completed on the Togoot Licence in 2008 (Table 11-6, Figure 11-6).

Drilling operations, conducted under contracts with Landdrill International LLC and AIDD LLC, both of Ulaanbaatar, commenced on July 31, 2008 and completed on December 10, 2008. Landdrill provided an LEM3000 truck-mounted drill rig.  Drilling began with HQ equipment, using split-tube core barrels to maximize recovery.  This was later changed to PQ equipment, using triple-tube recovery.  In addition, PCD open hole drilling was used in a couple of holes to drill through thick Cretaceous cover rocks. AIDD provided the UDR-600 rig, again using HQ equipment but switching to split tube recovery for the coal drilling work.

A total of 950 coal core samples were sent to SGS Mongolia LLC in Ulaanbaatar for preparation and determination of lump relative density. Of these, 837 were then sent to SGS-CSTC Standards Technical Services Co., Ltd in Tianjin, China for specific gravity, proximate analysis, total Sulphur %, and calorific value. In addition, free swell index was determined on 400 of the 837 samples. As of the date of this report, not all analytical results had been received from Tianjin - analytical results are only available up to EG-08-085. Thirty-seven coal samples were also sent to Loring Laboratories Ltd., Calgary, Canada for check analyses.

Following standard coal industry practice, core from coal holes was not split and the entire core sample was sent for analysis after logging and photography.

Holes are inclined at a range of azimuths and dips (refer to Table 11-6) depending upon the orientation of the drill target.  Entrée conducts downhole directional surveys on all core holes using a Reflex EZ shot digital camera.  Readings are corrected by 3.5°W to account for magnetic

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Table 11-6:	2008 Core Hole Drilling Summary - Togoot Licence

HOLE	SIZE	E_WGS84Z48	N_WGS84Z48	ELEV	TARGET	AZ	DIP	DEPTH	STATUS
EG-08-066	HQ	596980	4790777	1337	Nomkhon Bohr	345	-45	174.80	Completed
EG-08-067	HQ	596930	4790765	1338	Nomkhon Bohr	345	-45	117.30	Completed
EG-08-068	HQ	596999	4791125	1328	Nomkhon Bohr	180	-65	151.70	Completed
EG-08-069	HQ	597201	4791125	1330	Nomkhon Bohr	180	-65	36.00	Abandoned
EG-08-070	HQ	597201	4791125	1330	Nomkhon Bohr	180	-62	169.50	Completed
EG-08-071	HQ	597400	4791075	1336	Nomkhon Bohr	180	-60	46.00	Abandoned
EG-08-072	HQ	597400	4791075	1336	Nomkhon Bohr	180	-42	66.00	Abandoned
EG-08-073	HQ	596499	4790950	1327	Nomkhon Bohr	180	-45	35.80	Abandoned
EG-08-074	HQ	596500	4790998	1325	Nomkhon Bohr	180	-70	55.49	Abandoned
EG-08-075	PQ	596500	4791026	1324	Nomkhon Bohr	180	-70	69.10	Abandoned
EG-08-076	PQ	596200	4790950	1322	Nomkhon Bohr	180	-70	80.25	Abandoned
EG 08-077	PQ	596775	4791100	1333	Nomkhon Bohr	180	-65	127.60	Completed
EG 08-078	PQ	596900	4790950	1331	Nomkhon Bohr	360	-45	90.50	Completed
EG 08-079	PQ	597000	4790925	1330	Nomkhon Bohr	360	-45	108.30	Completed
EG 08-080	PQ/HQ	597100	4791125	1334	Nomkhon Bohr	180	-65	148.60	Completed
EG 08-081	PQ/HQ	597300	4791075	1338	Nomkhon Bohr	180	-65	67.70	Abandoned
EG 08-082	PQ	597500	4791070	1340	Nomkhon Bohr	180	-65	114.00	Abandoned
EG 08-083	PQ	597300	4791120	1337	Nomkhon Bohr	180	-65	134.80	Abandoned
EG 08-084	PQ	597100	4791155	1333	Nomkhon Bohr	180	-80	151.70	Completed
EG 08-085	PQ	596900	4791120	1330	Nomkhon Bohr	180	-65	117.00	Abandoned
EG 08-087	PQ	596900	4791120	1330	Nomkhon Bohr	360	-90	211.90	Completed
EG-08-089	PQ	593907	4788797	1305	Coking Flats	135	-45	150.40	Completed
EG-08-091	PQ	593942	4788762	1305	Coking Flats	135	-45	125.00	Completed
EG-08-092	PQ	593872	4788832	1307	Coking Flats	135	-50	149.00	Completed
EG-08-093	HQ	591273	4789876	1273	Khar Suul	360	-90	285.85	Completed
EG-08-094	PQ	593766	4788651	1302	Coking Flats	135	-65	147.10	Completed
EG-08-095	PCD/PQ	593837	4788580	1304	Coking Flats	135	-65	86.70	Completed
EG-08-096	HQ	591131	4789734	1275	Khar Suul	360	-90	220.25	Completed
EG-08-097	PCD/PQ	593683	4788549	1305	Coking Flats	135	-65	168.30	Completed
EG-08-098	HQ	590921	4789669	1270	Khar Suul	360	-90	92.15	Completed
EG-08-099	HQ	591059	4789522	1274	Khar Suul	135	-75	138.65	Completed
EG-08-100	HQ	591284	4789429	1275	Khar Suul	315	-52	250.20	Completed
EG-08-101	PQ	592952	4790035	1288	Khar Suul	360	-90	72.30	Completed
EG-08-102	HQ	588390	4788940	1247	Khar Suul	360	-90	142.75	Completed
EG-08-103	HQ	591105	4789325	1271	Khar Suul	315	-52	175.70	Completed
EG-08-104	HQ	591070	4789360	1271	Khar Suul	315	-52	167.40	Completed
EG-08-105	HQ	590405	4789190	1264	Khar Suul	315	-52	146.15	Abandoned
EG-08-106	HQ	596300	4790960	1325	Nomkhon Bohr	180	-70	33.10	Abandoned
EG-08-107	HQ	593022	4789965	1290	Khar Suul	360	-90	126.40	Abandoned
EG-08-108	HQ	596200	4791020	1322	Nomkhon Bohr	225	-60	27.80	Abandoned
TOTAL METRES								4979.24

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-6:	2008 Diamond drillhole collar locations on Togoot Licence

590,000
595,000
600,000
4,790,000
4,785,000
Nomkhon Bohr
Khar Suul
Coking Flats
Togoot Camp
EG-08-068
EG-08-084
EG-08-085
EG-08-069
EG-08-087
EG-08-080
EG-08-070
EG-08-077
EG-08-083
EG-08-081
EG-08-108
EG-08-071
EG-08-076
EG-08-072
EG-08-106
EG-08-082
EG-08-079
EG-08-075
EG-08-074
EG-08-078
EG-08-073
EG-08-066
EG-08-067
EG-08-093
EG-08-096
EG-08-101
EG-08-098
EG-08-107
EG-08-099
EG-08-105
EG-08-104
EG-08-100
EG-08-102
EG-08-103
EG-08-092
EG-08-089
EG-08-091
EG-08-094
EG-08-095
EG-08-097
Enlarged Area
kilometres
Entrée Gold Inc.
Figure 11-
2008 Core Hole Locations
Togoot Licence
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
0
0.75
1.5
3
kilometres

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

declination.  Entree personnel review the downhole survey files to check for abrupt azimuth or dip changes that may suggest the presence of false deviations from magnetic interferences or inappropriately collected readings.

Drill sections are plotted using MapInfo Discover® software, and show generalized lithology alteration and mineralization.

RC Drilling

A total of 4,814 metres of reverse-circulation (RC) drilling in 34 holes was completed by Entrée on the Togoot Licence in 2008 (Table 11-7, Figure 11-7). Drilling operations, conducted under contract with Landdrill Drilling, commenced on September 28, 2008 and were completed on November 7, 2008.

Table 11-7:	Reverse Circulation Drilling - Togoot Licence

HOLE	E_WGS84Z48	N_WGS84Z48	ELEV	TARGET	AZ	DIP	DEPTH
EG-RC-08-019	596500	4791026	1359	Nomkhon Bohr	180	-70	141
EG-RC-08-020	596200	4790950	1359	Nomkhon Bohr	180	-70	51
EG-RC-08-021	596400	4790950	1359	Nomkhon Bohr	180	-60	99
EG-RC-08-022	593824	4789590	1308	Coking Flats	135	-60	140
EG-RC-08-023	593894	4789519	1310	Coking Flats	000	-90	144
EG-RC-08-024	593965	4789448	1312	Coking Flats	000	-90	140
EG-RC-08-025	594036	4789377	1312	Coking Flats	000	-90	140
EG-RC-08-026	594389	4789024	1312	Coking Flats	315	-60	140
EG-RC-08-027	594248	4789165	1313	Coking Flats	135	-60	133
EG-RC-08-028	594136	4788708	1306	Coking Flats	135	-60	150
EG-RC-08-029	594065	4788779	1305	Coking Flats	135	-60	150
EG-RC-08-030	593994	4788850	1308	Coking Flats	135	-60	150
EG-RC-08-031	593924	4788920	1310	Coking Flats	135	-60	150
EG-RC-08-032	593853	4788991	1308	Coking Flats	135	-60	150
EG-RC-08-033	593782	4789062	1312	Coking Flats	000	-90	150
EG-RC-08-034	593570	4789274	1304	Coking Flats	000	-90	150
EG-RC-08-035	594136	4788427	1306	Coking Flats	135	-60	150
EG-RC-08-036	594066	4788497	1304	Coking Flats	135	-60	150
EG-RC-08-037	593995	4788568	1303	Coking Flats	135	-60	147
EG-RC-08-038	593924	4788639	1303	Coking Flats	135	-60	150
EG-RC-08-039	593853	4788710	1301	Coking Flats	135	-60	150
EG-RC-08-040	593783	4788780	1302	Coking Flats	135	-60	150
EG-RC-08-041	591608	4788409	1281	Coking Flats	135	-60	140
EG-RC-08-042	591537	4788480	1279	Coking Flats	135	-60	150
EG-RC-08-043	591467	4788550	1277	Coking Flats	135	-60	150
EG-RC-08-044	591396	4788621	1276	Coking Flats	135	-60	150
EG-RC-08-045	591343	4789664	1273	Khar Suul	135	-60	147
EG-RC-08-046	591276	4789733	1272	Khar Suul	135	-60	150
EG-RC-08-047	591202	4789805	1272	Khar Suul	135	-60	102
EG-RC-08-048	591195	4789820	1271	Khar Suul	360	-90	150
EG-RC-08-049	589970	4787080	1262	Coking Flats	135	-60	150
EG-RC-08-050	590129	4786925	1265	Coking Flats	000	-90	150
EG-RC-08-051	589699	4785368	1260	Coking Flats	000	-90	150
EG-RC-08-052	589062	4784874	1263	Coking Flats	000	-90	150
TOTAL METRES							4814

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-7:	2008 RC Drillhole Collar Locations on Togoot Licence

Nomkhon Bohr
N
590,000
595,000
EG-RC-08-020
EG-RC-08-021
EG-RC-08-019
Togoot Camp
Khar Suul
EG-RC-08-048
EG-RC-08-047
EG-RC-08-046
EG-RC-08-045
4,790,000
4,790,000
EG-RC-08-022
EG-RC-08-023
EG-RC-08-024
EG-RC-08-034
EG-RC-08-025
EG-RC-08-040
EG-RC-08-027
EG-RC-08-044
EG-RC-08-039
EG-RC-08-026
EG-RC-08-043
EG-RC-08-033
EG-RC-08-042
EG-RC-08-032
EG-RC-08-041
EG-RC-08-031
EG-RC-08-049
EG-RC-08-038
EG-RC-08-030
EG-RC-08-050
EG-RC-08-037
EG-RC-08-029
EG-RC-08-036
EG-RC-08-028
EG-RC-08-035
Coking Flats
EG-RC-08-051
4,785,000
EG-RC-08-052
Enlarged Area
kilometres
Entrée Gold Inc.
Figure 14.
2008 RC Collars
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

The RC holes were planned to a maximum depth of approximately 150 metres, limited by the length of drill rods available and by the practical chip-return limit of the compressor.Following normal industry practice, reverse circulation holes were not sampled for coal (due to significant loss of or addition of moisture and loss of volatile matter) - only logged geologically.

Down hole geophysical logging was done on most RC holes through a contract with Monkarotaj geophysical logging services of Ulaanbaatar, Mongolia. Holes were logged for density (both long normal and short normal density), gamma ray, self potential, resistivity, and i open-hole calipers. Results were used for seam definition and for stratigraphic correlation.

No downhole directional surveys were undertaken for RC holes.

11.4.5	Downhole Geophysical Surveys

Downhole geophysics was done on most core and RC holes. The surveys aided in lithological logging and stratigraphic correlation.

Monkarotaj LLC was the contractor for downhole geophysical surveying.  Four types of tools or sondes (manufactured by Auslog Pty. Ltd.) were used: gamma ray, density, SPPR, and caliper, both inside-the-tube and open hole.

Gamma ray tools detect natural gamma radiation emanating from the subsurface rocks.  The logs provide a clear indication of variations in lithology and also help to define bed thickness.  Shaley bands can be identified because clay content results in a high gamma count.  The gamma ray log is also used for identification of coal, as coal typically exhibits a low count rate.

The unusually low density of coal means that it may be identified readily by the density tool.  The actual value of the density can be empirically calibrated to provide an indication of the ash content.  Thin partings and seam splits may be easily discerned.

Spontaneous Potential (SP) log measures small, naturally occurring spontaneous potential generated by electrochemical differences between differing rock types, water and drilling fluids.

PR (point resistance) measurements are used to ascertain depths and thicknesses of strata.  These measurements will often clearly define the strata boundaries.  In coal work, electrical resistivity logs indicate the presence of coal (high resistance) and can be a good tool for picking parting contacts. Anomalous readings of the resistivity can also indicate that the seam has been coked by an igneous intrusion, or has been affected by oxidation.

The caliper sonde is an electromechanical unit that, by use of a spring-loaded arm, gives a measurement of borehole diameter.  This shows the change between competent units and softer more readily eroded units. The caliper log is usually run in conjunction with the density log and is used to map caved zones; caving can give rise to spurious readings from the density tool.

Downhole surveying was used for 14 of the RC drillholes and 16 of the core holes.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

11.4.6	Drill Results - Togoot MEL

The core drilling tested three coal targets in the northwest corner of the Togoot Licence: Nomkhon Bohr, Coking Flats, and Khar Suul (Figure 11-7).

Stratigraphy hosting the Nomkhon Bohr target comprises fine-grained clastic sedimentary rocks (fine conglomerates, sandstones, siltstones) with a volcaniclastic component (lapilli tuffs, fine ash deposits, reworked pyroclastic deposits) and minor limestone beds. No coal crops out on surface but it has been traced by drilling and trenching over a strike length of 1,300 metres. Coal was intersected in discovery hole EG-08-068. In total, 23 holes totalling 2,335 metres were drilled on this target. Of these, 12 holes were abandoned due to drilling problems, and three (EG-08-066, EG-08-067, EG-08-079) were off target. A section through Nomkhon Bohr is shown in Figure 11-8.

Analyses to date indicate the Nomkhon Bohr coal is predominantly low- to medium-volatile bituminous in rank with some analyses indicating anthracite coal rank as determined by applying PARR formula. The coal is high in ash with variable sulphur.  Coal-bearing horizons in drillholes can be up to 57 metres in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 metres to 4.35 metres.  True thicknesses are uncertain due to possible repetition of the host stratigraphy. The coal can be considered to have potential for heating or power generation, but not for metallurgical purposes.

The Coking Flats and Khar Suul coal discoveries were made by drilling. Six holes totalling 826.5 metres were drilled on the Coking Flats target; 11 holes totalling 1,817.8 metres were drilled on the Khar Suul target. The coal stratigraphy of each is overlain by Cretaceous conglomerates and sandstones. At Coking Flats, the thickness of Cretaceous conglomerates can be in excess of 130 metres. Coal intercepts are much narrower when compared to Nomkhon Bohr. Other than relative density, no analytical results have been received from any of the holes on these targets.

The RC drilling had two objectives:

•	to drill through the western extension of the Nomkhon Bohr target which was not properly tested by core drilling; and

•	to prospect the Coking Flats area for coal stratigraphy underneath Cretaceous sedimentary rocks.

The RC drilling had mixed results for both objectives.  Only one of the holes on the Nomkhon Bohr target (EG-RC-08-019) was successful in getting to ultimate depth.  EG-RC-08-020 and EG-RC-08-021 were abandoned due to collapsing ground.  The drilling on the Coking Flats led to the discovery of the Coking Flats and Khar Suul coal targets.  However, 13 of the 31 RC holes in the Coking Flats area bottomed in Cretaceous sedimentary rocks or in Carboniferous basement rocks without intersecting Permian coal-bearing stratigraphy. A representative drill section through Coking Flats is shown in Figure 11-9. RC drill results are outlined in Table 11-8.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-8:	Representative Core and RC Section Through Nomkhon Bohr

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 11-9:	RC Drill Section - Coking Flats

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Table 11-8:	Reverse-Circulation Drilling Results - Togoot Licence

HOLE	DEPTH	TARGET	COMMENTS
EG-RC-08-019	141	Nomkhon Bohr	Re-entered EG-08-075.
EG-RC-08-020	51	Nomkhon Bohr	Re-entered EG-08-076, but failed to penetrate further. Only air-core used, no RC. Lost at 51 metres
EG-RC-08-021	99	Nomkhon Bohr	Lost in liquefied mud. Hole collapse
EG-RC-08-022	140	Coking Flats	Cretaceous to EOH
EG-RC-08-023	144	Coking Flats	Cretaceous to EOH
EG-RC-08-024	140	Coking Flats	Cretaceous to EOH
EG-RC-08-025	140	Coking Flats	Cretaceous to EOH
EG-RC-08-026	140	Coking Flats	Cretaceous to 46m, Carboniferous volcanics to EOH
EG-RC-08-027	133	Coking Flats	Cretaceous to 40m, Permian to 75m, Carboniferous volcanics to EOH
EG-RC-08-028	150	Coking Flats	Cretaceous to 26m, clay to 31m, Permian to 69m, Carboniferous volcanics to EOH
EG-RC-08-029	150	Coking Flats	OVB/clay to 19m, Permian carbonaceous mudstones to 62m, Carboniferous volcanics to EOH
EG-RC-08-030	150	Coking Flats	Cretaceous to 56m, Permian carbonaceous mudstones to 103m, Carboniferous volcanics to EOH
EG-RC-08-031	150	Coking Flats	Cretaceous to 148m, Carboniferous volcanics to EOH
EG-RC-08-032	150	Coking Flats	Cretaceous to EOH
EG-RC-08-033	150	Coking Flats	Cretaceous to EOH
EG-RC-08-034	150	Coking Flats	Cretaceous to 38m, Permian to EOH
EG-RC-08-035	150	Coking Flats	Cretaceous to EOH
EG-RC-08-036	150	Coking Flats	Cretaceous to 72m, Permian to EOH
EG-RC-08-037	147	Coking Flats	Clay to 44m, Permian to EOH
EG-RC-08-038	150	Coking Flats	Cretaceous to 75m, Permian + carbonaceous mudstones to EOH
EG-RC-08-039	150	Coking Flats	Cretaceous to 91m, Permian + carbonaceous mudstones to EOH
EG-RC-08-040	150	Coking Flats	Cretaceous to EOH
EG-RC-08-041	140	Coking Flats	Cretaceous to 60m; Carboniferous volcanics to EOH
EG-RC-08-042	150	Coking Flats	Cretaceous to 26m; Permian sediments to EOH
EG-RC-08-043	150	Coking Flats	Cretaceous to 20m; Permian sediments to EOH
EG-RC-08-044	150	Coking Flats	Cretaceous to 23m; Permian sediments to EOH
EG-RC-08-045	147	Khar Suul	Cretaceous to 14m; intrusives to 61m; Permian sediments to EOH
EG-RC-08-046	150	Khar Suul	Cretaceous to 52m; intrusives to 61m; Permian sediments to EOH
EG-RC-08-047	102	Khar Suul	Cretaceous to 14m; intrusives to 67m; Permian sediments to 81m; diorite to EOH
EG-RC-08-048	150	Khar Suul	Cretaceous to 12m; intrusives to 78m; Permian sediments to EOH
EG-RC-08-049	150	Coking Flats	Cretaceous to 29m; intrusives to 39m; Permian sediments to EOH
EG-RC-08-050	150	Coking Flats	Cretaceous to EOH
EG-RC-08-051	150	Coking Flats	Cretaceous to EOH
EG-RC-08-052	150	Coking Flats	Cretaceous to 92. Basal Carboniferous conglomerate? to EOH

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

12.0	SAMPLING METHOD AND APPROACH

12.1	Introduction

Sampling on the Lookout Hill Project has been completed by both Entrée on the Western MELs and by Ivanhoe on the JV Property.  Sampling programs on the JV Property have included stream sediment, soil, rock chip, drill core and RC techniques.

All of the sampling on the JV Property is carried out by Ivanhoe personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed in October 2004.  All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods on the JV Property are not discussed in this report.

Sampling programs on the Western MEL include soil, soil-MMI, rock chip, and drill core samples. All of the sampling was carried out by Entree personnel or its contractors.

12.2	Shivee Tolgoi JV Property

12.2.1	Diamond Drill Core Sampling - Hugo North Extension

Sampling for resource estimation has been conducted on diamond drill core obtained from Ivanhoe holes drilled between 2002 and February 2008. The current core cutting protocol is as follows:

•	The uncovered core boxes are transferred from the logging area to the cutting shed (approximately 50 m) by fork lift on wooden palettes.

•	Long pieces of core are broken into smaller segments with a hammer.

•	Core is cut with a diamond saw, following the line marked by the geologist. The rock saw is regularly flushed regularly with fresh water.

•	Both halves of the core are returned to the box in their original orientation.

•
The uncovered core boxes are transferred from the cutting shed to the sampling area (approximately 50 m) by fork lift carrying several boxes on a wooden palette; constant 2 m sample intervals are measured and marked on both the core and the core box with permanent marker; a sample tag is stapled to the box at the end of each 2 m sample interval; sample numbers are pre-determined and account for the insertion of QA/QC samples (core twins, standards, blanks).

•
Samples are bagged.  These are always half core samples collected from the same side of the core.  Each sample is properly identified with inner tags and outside marked numbers.  Samples are regularly transferred to a sample preparation facility, operated by Mongolia LLC (SGS Mongolia), which is located approximately 50 m from the sample bagging area.

•	The unsampled half of the core remains in the box, in its original orientation, as a permanent record. It is transferred to the on-site core storage area.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

•	Barren dykes that extend more than 10 m along the core length are generally not sampled.

12.2.2	Diamond Drill Core Sampling - Heruga

QG reviewed the sampling and handling of core during the February 2008 site visit.  QG did not observe core photography or core being cut, but did review quality of photos and procedure and equipment for core cutting.  Core re-construction, mark-up, logging and sampling observed by QG are fit for purpose.  The procedures described in Section 12.2.1 of this report are used for Heruga as well and are still in place.  Samples are taken on regular 2 m intervals and post-mineralization dykes over 10 m thick down hole were not sampled.  The observed core was cut in half correctly.

QG concludes that the sampling is sufficient for the purposes of resource estimation on porphyry style deposits.

12.3	Western MELs (100% Entrée)

12.3.1	Introduction

Core sampling programs at Shivee Tolgoi during 2008 can be divided into two categories; sampling for coal, and sampling for precious and base metals targets. Most 2008 sampling on the Western MELs was concerned with core sampling for coal. There was also minor soil-MMI sampling and rock chip sampling which is also described below.

The geology of the 2008 RC holes was logged by the geologist and down hole geophysical was completed. No samples were taken.

12.3.2	Core Sampling Procedures

Coal Sampling

Sample preparation methods fall into two time-based categories - non-industry-standard sampling protocol and industry-standard coal sampling protocol.

Prior to consultation with David Leppert of Norwest Corporation on August 21, 2008, core from coal holes was placed in wooden core boxes by drill contractor personnel and transported by Entrée personnel to a secure core logging facility located in the Shivee Tolgoi camp compound.  Entrée personnel completed geotechnical measurements and logging prior to geological logging by the geologist.  Samples were selected on the basis of the geological logging and ranged upwards to 2.5m.  Included parting intervals were either not broken out of coal samples, or were excluded totally.  Core was then split into two halves by diamond-blade rock saw.  One half was submitted for analyses, the other half replaced into the wooden core boxes and archived in the Shivee Tolgoi core storage yard.  This procedure was in place for holes EG-08-066 to EG-08-076 inclusive.  No special precautions were undertaken to prevent loss of moisture or volatiles during the several days that the samples were exposed before bagging and shipment to SGS in Ulaanbaatar.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Once an industry-standard procedure was adopted, core logging of all coal intervals took place at the drill rig.  Core was retrieved directly from the split tube by Entrée personnel, geotechnical details were collected and the geological was logged.  Core runs were measured for length recovered vs length drilled as recorded by the driller, and sample recovery calculated.  Coal sample intervals were based on lithological breaks; however, sample length did not exceed 0.5m.  Samples were cleaned of excess mud, photographed, and placed whole into core sample sleeves.  In-seam ash intervals (partings) were not sampled.  The sleeves were immediately sealed with packing tape to prevent any moisture or volatiles loss, and placed sequentially into cardboard core boxes.  The core boxes were sealed with packing tape for shipment via company vehicle to SGS in Ulaanbaatar.

All coal samples were sent to SGS Ulaanbaatar, an ISO-90001 facility.  Lump ARD (relative density) determinations were carried out, then the samples crushed  to pass 8 mesh (2.36 mm).  The samples were riffled and an approximate 1000 g sample was further crushed to -60 mesh and a 250 ml sample is stored in an air-tight glass jar preparatory to shipping to the SGS lab in Tianjin..

As is general industry practise for coal work, no sample duplicates are inserted into the sample stream, nor standards, nor blanks.  As coal is a relatively low-value, bulk commodity, no special security measures are put in place for sample handling, shipping and storage.

In summary, it is of the author’s opinion the sample spacing, methodology, preparation, security and analytical procedures employed during the 2008 drilling program at Nomkon Bohr are of sufficient quality to support the conclusions of this report.

Base and Precious Metal Sampling

Core is divided in half using a diamond-blade core saw.  Sampling is undertaken on 2 m or smaller intervals if changes in lithology are deemed to be significant by the logging geologist.  Cutting intervals are marked on the wooden core trays, and sample tags inserted along each core sample run.  Core is sampled as it is split, and the sampled portion placed into pre-numbered plastic bags.  The bags are sealed with a zip-tie.  Five to eight plastic-bagged samples are placed into rice sacks, which are also zip-tied, prior to dispatch via truck to the SGS Mongolia laboratory in Ulaanbaatar.  The remaining half-core is stored on site, stacked on stands, in the Entrée Gold camp, and for the duration of the exploration program will remain in the fenced core-storage compound.

Field blank, duplicate (quarter samples) and Standard Reference Material (SRM) samples are included in the sample submissions.  The blank sample can indicate instances of sample mix-ups or sample contamination; the SRM is used to monitor the accuracy of sample assay values, and the duplicate sample is used to monitor precision during sample preparation phases.  Individual samples are weighed prior to shipment to aid in identifying sample switching.

The rice sack-packed samples are loaded, together with a chain-of-custody (CoC) document, into a wooden box on the transport truck; the box is then padlocked.  Keys for the padlock are held on site, by the driver who has to allow police authorities to search the truck as requested, and by SGS staff.  On arrival at SGS Mongolia, SGS staff

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

members unlock the box and unload the samples. A signed confirmation of sample receipt is given to the driver, and subsequently handed to the geologist on the driver’s return to the Entrée camp.

12.3.3	Soil Sampling - “MMI-M”

Samples were collected from mini-grids established either by hand-held GPS or by chain-and-compass; lines were spaced on 50 or 100 m centres, and samples collected every 25 m.  Each sample was collected from depths ranging from 25 cm to 35 cm, using a stainless steel trowel and sieved to -1/4-inch mesh at the collection site.  Each sample was bagged in a uniquely-numbered whirl-away plastic bag corresponding to the uniquely-numbered sample tag inserted within.  No additional processing or drying was done - samples were submitted on an “as-is” basis to the SGS laboratory in Ulaanbaatar, and eventually shipped to SGS in Mississauga for MMI-M analyses.

12.3.4	Rock Sampling

Rock sampling in 2008 included 73 grab samples, 88 oriented chip samples, and 313 trench samples.  Grab samples were taken from lithologies or mineralization of interest.  Oriented chip sample traverses were collected from outcrops over sample length(s) determined on lithological or mineralization criteria, with azimuth, inclination, and length of the individual chip line recorded - each sample traverse is identified by the first sample in the sample traverse plus a “T” prefix.  Trench samples were collected from subcrop exposed by hand or excavator.  Samples were 1 m in length regardless of lithological breaks.  Due to the friable or crumbling nature of trenched bedrock, no attempt was made to take rigorous channel samples; instead, a series of walnut-sized chips for each sample length were collected from one or the other trench wall.  Similar to chip sampling, the first sample in the trench plus the “T” prefix is used to identify the trench.

Regardless of type, all rock samples were inserted into plastic bags with uniquely-numbered sample tags, bagged in rice bags, and sent by secure transport to SGS in Ulaanbaatar.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Introduction

Sample preparation and analysis during exploration on the Lookout Hill Project has been completed by both Entrée on the Western MELs and by Ivanhoe on the JV Property.  Varying sample preparation and analytical protocols have been in place depending upon the sample type (stream sediment, soil, rock chip, drill core or RC samples).  All of the sample preparation within the Earn-in Property was carried out under the direction of Ivanhoe personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed.  All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods used on the Earn-in Property are not discussed in this report.

Sampling programs on the Western MEL have included stream sediment, soil, rock chip, drill core and RC samples. All of the sampling was carried out by Entree personnel or contractors.

13.2	Shivee Tolgoi JV Property

Currently all routine sample preparation and analyses of the Ivanhoe samples are carried out by SGS Mongolia LLC (SGS Mongolia), who operate an independent sample preparation facility at Oyu Tolgoi site and an analytical laboratory in Ulaanbaatar.  The preparation facility was installed in 2002 as a dedicated facility for Ivanhoe’s Project during their exploration and resource definition stages.  Although the facility has mostly dealt with samples from the Oyu Tolgoi area, it also prepares some samples from other Ivanhoe projects in Mongolia.

During 2002 and 2003, the sample preparation facility and analytical laboratory operated under the name Analabs Co. Ltd.  Analabs is an Australian-based company controlled by Scientific Services Limited, which was bought by the SGS Group in 2001.  SGS is an internationally-recognized organization that operates over 320 laboratories worldwide and has ISO 9002 certification for many of their laboratories.  The operating name of the Mongolian subsidiary was changed to SGS Mongolia LLC (SGS Mongolia) in 2004.  All Ivanhoe rock and drill samples since 2001 have been submitted to the same sample preparation and analytical laboratory operated under these names.

Until May 2005 (OTD900) SGS Welshpool in Perth, Australia was designated as the secondary (check) laboratory and after this time the secondary laboratory was changed to Genalysis Laboratory Services Pty Ltd. (Genalysis), also in Perth.  From January 2006 (OTD930/EGD53) onward, the check assay program has been in abeyance based on recommendations from Smee (2006), who stated, “The check analysis confirms the conclusions drawn from the on-going quality control program, but at a considerable cost in time, effort, and money.  I recommend that the check assay program be discontinued.”

At the time of this report, the SGS Mongolia analytical laboratory in Ulaanbaatar and the SGS laboratory in Perth were recognized as having ISO 9001:2000 and ISO/IEC 17025 accreditation respectively (SGS 2006).  The National Association of Testing Authorities

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Australia has accredited Genalysis to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.

13.3	Sample Preparation and Shipment

Split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia.  The prepared pulps are then shipped by air under the custody of Ivanhoe to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The facility is well-equipped and the staff well-trained by SGS Mongolia.  All sample preparation procedures and QA/QC protocols were established by Ivanhoe in consultation with SGS Mongolia.  The facility currently processes between 50 and 200 samples per month from Ivanhoe projects throughout Mongolia, although most of these are from Oyu Tolgoi.  The maximum sample preparation capacity has been demonstrated to be around 600 samples per day when fully staffed.

The facility has one large drying oven, two Terminator jaw crushers, and two LM2 pulverizers.  The crushers and pulverizers have forced air extraction and compressed air for cleaning.  Smee, (2008) noted that some the equipment, in particular the crushers were in poor condition and deficient in a number of areas but also noted that according Dale A Sketchley, all concerns had been addressed as of April 10, 2008.

The samples are initially assembled into groups of 15 or 16 samples, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples.  The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates).  The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples >2% Cu.  The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation.  The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

The SRMs are prepared from material of varying matrices and grades to formulate bulk homogenous material.  Ten samples of this material are then sent to each of at least seven international testing laboratories.  The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.  Blank samples are also subjected to a round-robin program to ensure the material is barren of any of the grade elements before they are used for monitoring contamination.

The sample preparation protocol for Ivanhoe samples is as follows:

•	Coding: an internal laboratory code is assigned to each sample at reception.

•	Drying: the samples are dried at 75ºC for up to 24 hours.

•	Crushing: the entire sample is crushed to obtain nominal 90% at 3.35 mm.

Entrée Gold Inc.
Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

•	Splitting: the sample passes twice through an approximate 1 inch (approximately 2.5 cm) Jones Splitter, reducing the sample to approximately 1 kg. The coarse reject is stored.

•
Pulverization:  the sample is pulverized for approximately 5 minutes to achieve nominal 90% at 75 microns (-200 mesh).  A 150 g sample is collected from the pulverizer and sealed in a Kraft envelope. The pulp rejects are stored on site.

•	The pulps are put back into the custody of Ivanhoe personnel and SRM control samples are inserted as required.

•
Shipping: the pulps are stored in a core box and locked and sealed with “tamper-proof” numbered tags. Sample shipment details are provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The box is shipped by air to Ulaanbaatar where it is picked up by SGS personnel and taken to the analytical laboratory.  SGS confirms to Ivanhoe staff by electronic transmission that the seal on the box is original and has not been tampered with.

•	Storing and submitting: The pulp rejects are stored on site at the lab for several months and then returned to Ivanhoe in Ulaanbaatar for storage.

All equipment is flushed with barren material and blasted with compressed air between each sample that is processed.  Screen tests are done on crushed and pulverized material from one sample taken from the processed samples that comprise part of each final batch of 20 samples to ensure that sample preparation specifications are being met.

Reject samples are stored in plastic bags inside the original cloth sample bags and are placed in bins on pallets and stored at site. Duplicate pulp samples are stored at site in the same manner as reject samples.

13.3.1	Analyses

SGS Mongolia

All samples are routinely assayed by SGS Mongolia for gold, copper, and molybdenum.  Gold is determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish, with a detection limit of 0.01 g/t.  Copper and molybdenum are determined by acid digestion of a 0.5 g subsample, followed by an AAS finish.  Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water.  The detection limits of the copper and molybdenum are 0.001 % and 10 ppm, respectively.  The same acid digestion is also used for analyses of Ag and As, with detection limits of 1 ppm and 100 ppm.

Ivanhoe also conducts a Trace Elements Composites (TEC) program, in addition to routine copper gold and molybdenum analyses. Ten metre composites of equal weight are made up from routine sample pulp reject material.  The composites are subject to multi-element analyses comprising a suite of 48 elements determined by inductively coupled-plasma ICP-OES/MS methods after four acid digestions. Additional element analyses include mercury by Cold Vapor atomic absorption spectroscopy (AAS), fluorine

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

by KOH Fusion/Specific Ion Electrode, and carbon/sulphur by Leco furnace. Ivanhoe uses results from the TEC program for deleterious element modelling.

According to the most recent audit in April 2008 (Smee, 2008), the analytical laboratory has implemented some significant improvements since the last audit and is using procedures and equipment that are consistent with industry “best practices” and therefore can be used for resource estimating purposes.

SGS Mongolia reports the results digitally to Ivanhoe via email and submits signed paper certificates.  General turn-around is approximately seven days.  All hard copy certificates are stored in a well-organized manner in a secure location on site and copies are kept off site for security.

13.3.2	QA/QC Program

Ivanhoe Mines has a comprehensive QA/QC program in place (Sketchley and Forster, 2007) comprising: inserting standard reference samples (SRM’s), blank material, duplicate samples and check assays. All sampling and QA/QC work is overseen on behalf of Ivanhoe Mines by their QA/QC Manager Dale A. Sketchley, M.Sc., P. Geo.  Since March 2002, Ivanhoe Mines has retained independent geologist/geochemist Barry Smee, P.Geo, to conduct semi-annual audits of both the preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).  The most recent audit was completed in late April 2008.  Mr. Smee concluded in the last audit that the SGS Mongolia sample preparation laboratory was operating efficiently and with full QC protocols in place and the Ulaanbaatar analytical facility is using procedures and equipment that are consistent with industry “best practices” and can be used for resource estimation purposes.

A monthly QA/QC report is produced by Ivanhoe Mines to monitor drill core QC.  From March to July 2007, the SRM failure rate was very low and ranged between 0 to 2%. In August 2007, a commercial molybdenum SRM was introduced to monitor Mo assays from Heruga and in August and September 2007 the failure rate increased to 9% and 5% respectively.  The higher failure rate is believed to be due to the commercial SRM which was not ‘matrix matched’ to core samples and produced a significantly low bias in the Mo assays. In October 2007 Ivanhoe replaced the commercial SRM with a matrix matched Mo SRM and by January 2008 the failure rate had dropped to 1% (Sketchley and Tuvshintsengel, 2008). No continuing problem areas are known to QG.

Blank Sample Performance

Figures 13-1 and 13-2 show typical assay performance of field blanks for gold and copper.  In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART).  The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%. The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Sample Duplicates

The QA/QC program currently uses three different types of duplicate samples: core, coarse reject, and pulp; laboratory check pulp samples sent to an umpire lab were only used up to the end of 2005 and the program is now in abeyance.

The same criteria do not apply to core duplicates because these differences cannot be controlled by the sub-sampling protocol; however, the heterogeneity of the mineralization ideally would allow the difference to be less than 30%.  Table 13-1 summarizes the results of the Percentile Rank statistical analyses for each type of sample with charts of the results shown in Figures 13-3 and 13-4.

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 13-1:	Field Blank Performance - Gold

Figure 13-2:	Field Blank Performance - Copper

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

Figure 13-3:	Gold Duplicate Samples

Figure 13-4:	Copper Duplicate Samples

The coarse reject and pulp duplicates for gold are about the same because of the finer reject crushing size.  Although the reject precision is within the ideal threshold, the pulp duplicates tend to be higher, which is probably because most gold values lie near the detection limit where precision is poorer.  This is further supported by an improvement in precision at higher grades, although there is also a possibility of gold liberation during pulverization.  For copper, both coarse reject and pulp duplicates are also similar because of the finer reject crushing size with both being well within the ideal limits.  Core duplicates for both copper and gold are above the ideal arbitrary value of 30%, which is

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

related to an uneven distribution of mineralization between core halves as typically caused by quartz vein and fracture controlled mineralization.

Check Assay Program

For most of the drill programs Ivanhoe has maintained a check assay program sending approximately 5% of assayed pulps to external (secondary) laboratories.

Table 13-1:	Duplicate Percent Difference at the 90th Population Percentile

	Cu		Au
Duplicate Type	No.	Diff. (%)	No.	Diff. (%)
Core Cut Off = 0.2 g/t	1969	40	848	44
Coarse Reject Cut Off = 0.2 g/t	996	5	445	17
Pulp Cut Off = 0.2 g/t	934	4	434	15

SGS Welshpool in Perth was designated as the secondary laboratory until May 2005 (drillhole OTD900), when Ivanhoe switched to Genalysis in Perth.

13.3.3	QG 2008 Review and Comments on Ivanhoe Sampling and QA/QC

Sample Preparation and Shipment for Heruga

QG spent time on site with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) and confirmed the procedures (described in Section 13.3 of this report) are still applicable to the core sample preparation for the Hugo North and Heruga deposits.

The security measures in place for shipment of pulps to the SGS analytical laboratory in Ulaanbaatar were briefly reviewed (including observing the dispatch of samples) and are considered by QG to be appropriate (these are discussed further under Section 14.2.4 of this report).

QG Review of the On-Site Sample Preparation Laboratory

QG performed an inspection of SGS Mongolia sample preparation facility on site during both site visits (accompanied by Dale A. Sketchley). These visits did not constitute an audit. Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

In general QG is of the opinion that this facility is set up and operating in a satisfactory manner. Recommendations about sample preparation made after the first site visit were all noted to have been implemented at the time of the second site visit.

QG recommend that the sample preparation facility be audited at least annually.

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Lookout Hill Project, Mongolia
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Heruga Analyses

QG understand that the analytical protocol followed for Heruga are the same as for previous work at Oyu Tolgoi and Hugo Dummett deposits, as described in Section 13.3 of this report.

QG checked a selection of assays in the database (about 13% of the data employed for the Mineral Resource estimate) against signed certificates as part of the database validation (see Section 14.2.3 of this report) and found no errors.

Scott Jackson (QG) briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar. This visit did not constitute an audit and there were very few sections of the laboratory actually working on the day (due to a very low workload on the day). Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG’s brief review of the laboratory in Ulaanbaatar concluded the laboratory was well run with properly-maintained equipment, a stable workforce and appropriate quality control measures in place. QG noted that there was a high degree of manually recorded readings compared to most modern laboratories.

QG recommend that the SGC analytical laboratory facility in Ulaanbaatar be audited at least annually.

QG Comments on Sampling and QA/QC

John Vann (QG) spent time during site visits with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects), who presented the current systems of quality management to QG. These systems are also summarized in Sketchley and Forster (2007).

All sampling, assaying, and QA/QC work at Heruga was overseen by Dale A. Sketchley, assisted by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe).

QG focused their attention on the elements being estimated in the resource, i.e. copper, gold, molybdenum and silver, and make the following specific comments and recommendations:

•	QG confirm that the steps described in Section 13.3 of this report are continuing on the Heruga Project;

•	The general level of diligence and supervision of sample preparation and analytical quality control is good;

•	The frequency of insertion of SRM, blanks and pulp duplicates is considered by QG to be sufficient to manage the quality of data;

•
QG consider that the monthly QA/QC reports of Sketchley and Tuvshintsengel (example referenced: Sketchley and Tuvshintsengel, 2008) form a better than industry average reporting of quality management on the project;

•	Fail criteria for assay batches were considered to be appropriate; and

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Lookout Hill Project, Mongolia
NI 43-101 Technical Report, June 2009

•	There are minor biases evident in many of the standard run-charts, mostly minor, and in many instances, reversing over time (thus not contributing to global bias);

Dale A. Sketchley (Ivanhoe) informed QG on site that SGS Mongolia has had an inherent negative molybdenum bias for several years. However, because other deposits at Oyu Tolgoi have low molybdenum values (close to detection limit) this issue was not addressed earlier.  Heruga has significant Mo mineralization in places, and thus requires more rigorous QC monitoring, which has been instituted. The laboratory now includes internal SRMs that adequately monitor higher molybdenum values.

Improved matrix matched SRM’s and closer monitoring have resulted in results for Mo being acceptable. In conclusion, the Mo value of SRM’s should be monitored carefully, and the source of any biases investigated. The biases for Mo discussed here, if present are likely to result in grades being understated, and thus would lead to conservatism in the Mineral Resource estimate.

QG consider that the maintenance of a check assay program is good practice. QG have been advised by Ivanhoe that this check assaying procedure is now re-instituted.

QG are of the view that the current core duplication is providing little useful data from a quality management point of view and have previously recommend that it is discontinued or reduced significantly.

The duplicates for assay pulps and coarse rejects for Heruga are performing satisfactorily.

QG conclude that Ivanhoe’s current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

Analytical results shown on each of the QC monitoring charts (Figures 13-5 to 13-28) have been divided into two parts with subtitles, “RR Assays” and “Routine Assays”.  The subtitle ‘RR Assays’ denotes analytical results obtained from each of the participating laboratories that were used to determine the mean and +2SD / 3SD tolerance limits marked on each chart.  The subtitle ‘Routine Assays’ denotes analytical results obtained from the SGS-UB, the lead analytical laboratory.

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Lookout Hill Project, Mongolia
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Figure 13-5:	Average SGS SRM Gold Bias, 2002-2008

Figure 13-6:	Average SGS SRM Copper Bias, 2002-2008

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Lookout Hill Project, Mongolia
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Figure 13-7:	Average SGS SRM Molybdenum Bias, 2002-2008

Figure 13-8:	SRM #27 Charts - Gold Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-9:	SRM #27 Charts - Copper Original and Final

Figure 13-10:	SRM #27 Charts - Molybdenum Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-11:	SRM #33 Charts - Gold Original and Final

Figure 13-12:	SRM #33 Charts - Copper Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-13:	SRM #33 Charts - Molybdenum Original and Final

Figure 13-14:	SRM #39 Charts - Gold Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-15:	SRM #39 Charts - Copper Original and Final

Figure 13-16:	SRM #39 Charts - Molybdenum Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-17:	SRM #43 Charts - Gold Original and Final

Figure 13-18:	SRM #43 Charts - Copper Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-19:	SRM #43 Charts - Molybdenum Original and Final

Figure 13-20:	SRM #48 Charts - Gold Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-21:	SRM #48 Charts - Copper Original and Final

Figure 13-22:	SRM #48 Charts - Molybdenum Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-23:	SRM #49 Charts - Gold Original and Final

Figure 13-24:	SRM #49 Charts - Copper Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-25:	SRM #49 Charts - Molybdenum Original and Final

Figure 13-26:	SRM #50 Charts - Gold Original and Final

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Lookout Hill Project, Mongolia
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Figure 13-27:	SRM #50 Charts - Copper Original and Final

Figure 13-28:	SRM #50 Charts - Molybdenum Original and Final

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Lookout Hill Project, Mongolia
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13.4	Western MELs

13.4.1	Rock Chip Sampling

For reconnaissance rock chip sampling, the QA/QC procedures consisted of insertion of a blank sample approximately every 20 samples, and check assaying of a random set of sample pulps at a second certified Canadian laboratory.

13.4.2	Soil Sampling

Soil samples were sieved to -80 mesh in the project camp by company personnel.  Approximately 100 g of the sieved material was submitted to Acme Analytical Laboratories in Vancouver, Canada, for 35-element ICP-ES analysis and 30 g wet-gold analysis.

No field duplicates, blanks or standards were inserted during the 2008 program.

No field duplicates, blanks or standards were inserted into the sample stream during the MMI soil sampling program.

13.4.3	Trench sampling

During 2008, no duplicate, blank or standard samples were inserted into the trench chip sample stream.

13.4.4	Core Sampling - Base and Precious Metals

Routine sample preparation and analyses in 2008 of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility, an ISO9000:2001 accredited lab.  SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

SGS Mongolia sorts the samples, verifying the sample numbers on bags to the sample submission sheets, and assigns a laboratory job number.  Sample weights are recorded; weights range from 1-15 kg, depending on core diameter and amount of core loss during drilling/sampling.

The 2-stage sample crushing protocol involves firstly crushing core in a jaw crusher to 100% passing nominal -6 mm, and secondly crushing in a TM Engineering Terminator to 85% passing -3.35 mm.  The crushed sample is split using an 8 bin TM Engineering rotary splitter.  The sample from one bin is placed into a stainless-steel tray, with a sample number tag, for drying, and becomes the primary sample.  The remaining seven bins, which form the coarse reject, are emptied back into the original sample bag.

The primary sample is dried at about 65-70ºC in a stainless steel tray, and then pulverised in a Labtech LM2 pulverizer using low-Cr bowls to 90% passing 75 microns.  On request from Entrée on specific samples, approximately 100 g of the sample is bagged into a paper Kraft bag.  More normally, the entire sample is funnelled into a paper bag for analysis.

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Sizing tests are performed to assess whether the SGS Mongolia pulverising techniques are performing adequately. Sizing data is reported both in digital data and hard-copy assay certificates.

Gold analysis is undertaken using the SGS Mongolia FAE303 assay method, comprising a 30 g fire assay, with an AAS finish after DIBK solvent extraction.  The lower detection limit is 1 ppb Au.  Samples that assay over 1 g/t Au are automatically rerun, using the same analytical method.

No core samples were submitted for base metals analyses in 2008.  However, the following protocol is applicable to rock samples.  Base metals, including Ag, As, Cu, Mo, Pb and Zn are analysed by the SGS Mongolia AAS21R method, using a 0.30 g sample three-acid (perchloric, nitric, hydrochloric) digest.  The digests are reduced to incipient dryness prior to the sample volume being made up with HCl for AAS analysis.  Lower detection limits include Ag at 1 ppm, As at 50 ppm, Cu at 2 ppm, Mo at 5 ppm, Pb at 3 ppm and Zn at 2 ppm.

SGS Mongolia reports assay results digitally to Entrée via email, and submit hard-copy signed paper certificates.  Sample turnaround from SGS Mongolia is approximately three weeks.  Electronic versions of the assays are maintained a the Century database.  Hard-copy certificates are stored in Entrée’s Vancouver office and duplicates stored in the Entrée office Ulaanbaatar.

In 2008, 168 core samples were analysed for gold and silver only by SGS Mongolia.  Because of the limitied amount of sampling, no field duplicates, field blanks or standard reference (SRMs) were inserted into the sampling stream.  SGS Mongolia uses a feldspar blank during pulverization, and is inserted at the rate of one per 20 samples.  The results are included in both digital and hard-copy assay data formats.

13.4.5	Core Sampling - Coal

All coal samples were sent to SGS Ulaanbaatar, an ISO-90001 facility. The samples undergo the following procedure:

•	Receive/reconcile samples;

•	Weigh Samples - Sample Weight reported to client, per client request ‘As Received Weight’;

•	Samples are air dried to standard. Air Dry Loss (ADL) is recorded and reported to client, per client request;

•
A portion of the sample is taken for ‘Apparent Relative Density’ (ARD).  ARD was performed initially on select lumps from the sample, and later changed to ‘screen out’ -2mm fraction; in either case, under the protocols established in Australian Standard AS 1038.21.2_1992;

•	Wet ARD portion is air-dried and recombined with that fraction of the sample not used for ARD work;

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•	Entire sample is then crushed to a nominal top size of 2.36 mm; and

•
Sample is divided using a Rotary splitter, typically a 1kg sample being split for pulverising to 250um (in a Raymond Mill/Coal Striker), with a 100 g split being taken, placed in a sealed plastic jar, and exported for analyses by SGS Tianjin (initially a 250 g split was taken, however this was reduced to 100g).

No further preparation is performed after receipt of samples in Tianjin.  SGS Tianjin (an ISO-90001 facility) performed proximate analysis (Ash %, Inherent Moisture %, Volatiles %, and Fixed Carbon %), Total Sulphur %, Calorific Value and Specific Gravity using a picnometer off the pulp product.

The free swelling index test involves heating a small sample of coal in a standardised crucible to around 800 degrees Celsius.  After heating for a specified time, or until all volatiles are driven off, a small coke button remains in the crucible. The cross sectional profile of this coke button compared to a set of standardised profiles determines the Free Swelling Index.

Quality Assurance and Quality Control Programs

As is accepted industry practice for coal work, no sample duplicates, standards, or blanks are inserted into the sample stream.  As coal is a relatively low-value, bulk commodity, no special security measures are put in place for sample handling, shipping and storage.

Sampling Bias

Sampling bias can be inherent in the core splitting process when a wet diamond blade saw is used, if mineralization of interest is partitioned into very fine easily washed material.  In coal work, because the entire sample is bagged very soon after retrieval from the core barrel and submitted without splitting, this type of sample bias is eliminated.

Data Verification

As a first check for quality control, all samples are weighed in the field before dispatch.  These data are compared to the sample weight recorded at the laboratory, to ensure that no samples are numbered incorrectly.  This was checked by J. R. Foster on receipt of analytical data - no problems were encountered in 2008.  Analytical data were entered into Excel spreadsheets and checked against sample descriptions, whether for MMI, rock or drill core samples.

Thirty-seven coal samples were also sent to Loring Laboratories Ltd., Calgary, Canada for check analyses. The checks confirmed all previous SGS results.  The analytical correspondence overall is considered very good as demonstrated by the folloing regression relationships.

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Lookout Hill Project, Mongolia
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Lookout Hill Project, Mongolia
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14.0	DATA VERIFICATION

14.1	Shivee Tolgoi JV 2008 Property Visits and Sampling by QG

Scott Jackson and John Vann completed a site visit to the Hugo North and Hugo North Extension Deposits in February 2008.  Although all drilling at Hugo North had ceased by then, active drilling was observed at Heruga on Entrée ground. QG visited drill rigs and reviewed drill core and sampling procedures at Heruga.

During a subsequent visit in September 2008, QG reviewed the geology and mineralization encountered on surface and in the drillholes completed to that date.  Although the review also included mineralized zones in which Entrée has no interest (Southern Oyu Deposits and Hugo Dummett Deposits within the area of the adjacent Oyu Tolgoi Project), time was spent looking at drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structures that apply directly to the Hugo North Extension.

The site visits entailed brief reviews of the following:

•	Overview of the geology and exploration history of the Oyu Tolgoi Project (presented by Ivanhoe geologists, Charlie Forster, Stephen Torr and Cyril Orssich);

•	Visit to the JV Property covering the Hugo North Extension;

•	Drill rig procedures (at Heruga) including core handling;

•	Sample collection protocols;

•	Sample transportation and sample chain of custody and security;

•	Surveying (topography, collar and downhole deviations);

•	Core recovery;

•	QA/QC program (insertion of standards, blanks, duplicates, etc);

•	Inspection of the SGS Mongolia operated on-site preparation laboratory;

•
Review of diamond drill core, core logging sheets and core logging procedures (selected core from ten representative drillholes from various mineralized zones).  The review included commentary on typical lithologies, alteration and mineralization styles;

•	Bulk density sampling; and

•	Management of geological data and database structure.

During the September 2008 visit, 15 quarter core samples were collected by QG (see Table 14-2).  Although many of these are from core at the Hugo Dummett and Southern Oyu deposits, thus outside of Entrée’s Project, they are considered important to report here, since they support the overall Mineral Resource estimate of the Hugo North/Hugo North Extension.

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The sole intent of analyzing these samples was to confirm the general range of gold and copper grades, especially the high copper values, reported in previous exploration on the Property.  Immediately after collection, the sample bags were sealed by QG using numbered, secure zip-ties, placed into a sealed plastic drum and put into the custody of Ivanhoe staff.  Due to logistical difficulties and the time needed to get sample export approval from the Mongolian government, the option of QG carrying the samples out of the country was not possible.  Instead, Ivanhoe agreed to organize courier shipping of the samples (via an international courier service) from Ulaanbaatar to QG in Perth.  Upon their arrival at QG’s offices in Perth, the seals were checked prior to their submission to Ultratrace Laboratories, also in Perth, for preparation and analysis.  These samples were analyzed for gold by 40 g fire assay with an AAS finish and for Cu by AAS method with aqua regia digestion. The results are shown in Table 14-1

Table 14-1:	Check Assaying on Selected Oyu Tolgoi Drill Cores

Area	Hole	Interval	IVN Cu	QG Cu	IVN Au	QG Au
SW Oyu	OTD 185	602-604	0.79	0.61	2.45	1.89
SW Oyu	OTD 288	304-306	0.55	0.54	2.00	1.90
SW Oyu	OTD 288	420-422	1.35	1.21	1.81	1.77
SW Oyu	OTD 292	242-244	0.75	0.69	2.16	2.02
SW Oyu	OTD 755	204-206	0.77	0.72	1.65	1.49
Hugo Sth	OTD 653	518-520	2.59	2.69	0.03	0.03
Hugo Sth	OTD 653	620-622	2.57	2.62	0.13	0.10
Hugo Sth	OTD 470	202-204	1.05	1.31	0.03	0.06
Hugo Sth	OTD 470	472-474	2.72	3.02	0.07	0.14
Hugo Nth	OTD 576C	1026-1028	5.25	5.45	3.45	2.09
Hugo Nth	OTD 576C	1078-1080	4.23	4.39	0.52	0.68
Hugo Nth	OTD 576C	1112-1114	4.53	4.48	0.56	0.53
Hugo Nth Extn	EGD006A	1240-1242	5.27	4.84	1.87	1.49
Hugo Nth Extn	EGD006A	1464-1466	5.42	5.18	2.99	3.23
Hugo Nth Extn	EGD006A	1564-1566	1.41	1.44	0.42	0.40

The average check copper grades agree almost exactly with the original values. Although the gold assays are slightly lower, the difference is not statistically significant. QG conclude that this exercise independently confirms the approximate tenor of both gold and copper mineralization identified by the original Ivanhoe sampling and assaying.

14.1.1	QG Core Review

Portions of three selected drillholes from Hugo North and Hugo North Extension were examined by QG over 1400m of core (Table 14-1).  Existing drill-logs were checked against drill core and, in general, the previous core-logging by Ivanhoe was found to be accurate.

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Table 14-2:	Summary of Oyu Tolgoi Core Reviewed by QG

Area	Hole No	Trays
SW Oyu	OTD 185	All
SW Oyu	OTD 288	All
SW Oyu	OTD 292	All
SW Oyu	OTD 755	All
Central	OTD 226	All
Hugo Sth	OTD 653	300-700m
Hugo Sth	OTD 470	200-EOH
Hugo Nth	OTD 514A	900-1300m
Hugo Nth	OTD 576C	900-1300m
Hugo Nth Extn	EGD 006A	1000-1700m

14.2	Javhlant JV Property - 2008 Visit by Quantitative Group

Scott Jackson (QG) and John Vann (QG) completed a site visit in February 2008. Scott Jackson was on site from February 20-22 and John Vann was on site 20 - 26 February.  During their site visit they were accompanied at various times by Charlie Forster (Ivanhoe Senior Vice President Exploration - Mongolia), Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects), Cyrill Orssich (Senior Geologist, Ivanhoe) and David Crane (Senior geologist and Database Manager, Ivanhoe), and Peter Lewis of Lewis Geoscience (who is retained by Ivanhoe as a consulting structural geology expert).

The purpose of QG’s visit was to review the geology and mineralization of the Heruga project. Although there is no outcrop of mineralized units at the Heruga exploration site, Scott Jackson and John Vann made a brief visit to surface exposures of the Oyu Tolgoi deposits with Charlie Forster on February 20, 2008.

The current geological model was reviewed in detail on site. In addition, the drilling, sampling, sample preparation, chain of custody, analytical protocols and procedures, quality assurance and quality control (QA/QC), and database structure were briefly reviewed.

The site visit entailed the following activities:

•	Overview of the geology and exploration history of the Oyu Tolgoi Project (presented by Charlie Forster, Ivanhoe Senior Vice President Exploration - Mongolia);

•	Thorough review of geological interpretation on paper sections and plans (with Peter Lewis of Lewis Geoscience) as well as independent examination of the same sections and plans;

•	Review of existing drilling data, including brief checking of drillhole orientation, depth, number of holes etc.);

•	Visits to the surface exposures of the Oyu Tolgoi South, Southwest and Central Zones;

•	Visiting the surface above the Hugo South and Hugo North deposits, up to the boundary with the Entrée Gold Earn-In Property covering Shivee Tolgoi (Hugo North Extension);

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•	Visit to the site at Heruga. Note that there is no surface exposure of the mineralized geology at Heruga;

•	Rapid review of drill rig procedures and core handling, including a visit to the drilling sites at Heruga (where four rigs were operating at the time of the visit);

•	Review of sample collection procedures (accompanied by Dale A. Sketchley, Ivanhoe Manager QA/QC Advanced Projects);

•	Rapid review of core recovery for the Heruga drill data;

•	Rapid overview of QA/QC measures including standard reference materials, blanks, duplicates etc. (accompanied by Dale A. Sketchley);

•	Examination of bulk density (BD) sampling procedures (accompanied by Dale A. Sketchley);

•
Review of diamond drill core, core logs, core recovery, collar survey, downhole surveys, core photography for three selected holes: EJD009, EJD013 and EJD021 (accompanied by Peter Lewis of Lewis Geoscience);

•
Inspection of SGS Mongolia sample preparation facility on site (accompanied by Dale A. Sketchley).  Sample transportation and chain of custody procedures were discussed during this inspection, but samples were not being prepared at the time of inspection.  The facility was also inspected a second time, accompanied by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) to sight chain of custody processes;

•	Construction of geological wireframes used as the basis of estimation domains (reviewed with Cyrill Orssich (Senior Geologist, Ivanhoe) on screen);

•
Construction of wireframes employed for limiting reported Mineral Resource estimates and discussions regarding classification under CIM definitions (in person with Charlie Forster and Cyrill Orssich; by email/phone with Stephen Torr - Chief Resource Geologist - Ivanhoe);

•	Structural geology and interpretation (reviewed with Peter Lewis on cross sections and plans);

•	Management and structure of geological database (reviewed with David Crane, Senior geologist and Database Manager, Ivanhoe).

Scott Jackson (QG) also briefly visited the SGS Mongolia Minerals assay laboratory at  Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar. This visit did not constitute an audit. Such audits have been completed at intervals by Barry Smee: (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

14.2.1	QG Heruga Core Review

QG did not independently collect and assay core samples from the Heruga deposit. However:

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1)
The independent checking on quarter core by QG, as reported in Section 14.1 of this report, indicates that the copper and gold assay values were independently verified for the SW Oyu and Hugo deposits.  This verification occurred on materials of similar geological characteristics, collected through the same systems and processed through the same sample preparation facility and laboratory as the Heruga samples.  Consequently they provide collateral support for the validity of the data subjected to QG’s review of Heruga;

2)
Scott Jackson (QG) and John Vann (QG), who both have significant experience in porphyry-type deposits, sighted the copper and molybdenum sulphide minerals in hole EJD0009 and verified that visual estimates of grades were order of magnitude consistent with the reported (assayed) grades.  This was done in numerous assayed intervals for copper in the range 0.1-1.5% and for molybdenum at the 0.10% level in hole EJD0009;

3)
John Vann (QG) similarly sighted the copper and molybdenum sulphide minerals in holes EJD0013 and EJD0021 and verified that visual estimates of grades were order of magnitude consistent with the reported (assayed) grades.  The higher-grade gold mineralization in hole EJD0013 was confirmed as being significantly more altered and having a higher proportion of quartz veins relative to lower grade zones;

4)
John Vann (QG) sighted the presence of visible gold in hole EJD0028, at 979.2 m depth, verifying the presence of gold in the Heruga deposit.  This interval contains >10 particles of free gold, several approximately 1mm in diameter, all unequivocal.  The gold is contained in deformed bluish and grey-white quartz associated with dark grey-blue sulphides, probably molybdenite ± ?galena ± ?sphalerite.

QG undertook review of diamond drill core, core logs, core recovery, collar survey, downhole surveys and core photography for portions of three selected holes (EJD0009, EJD0013 and EJD0021) as summarized in Table 14-3.

Table 14-3:	Summary of Heruga Core Reviewed by QG

Area	Hole No	Trays
Heruga	EJD0009	All
Heruga	EJD0013	~450m
Heruga	EJD0021	~500m

The core was examined by QG with Peter Lewis and (for selected periods of EJD0009) David Crane and Cyrill Orssich, both of Ivanhoe.

Typical stratigraphic, structural, lithology and mineralization styles were sighted.  During this review QG focused on confirming the general structural architecture (presence of the unconformity and the Bor Tolgoi Fault) confirmation of gross lithologies as logged and the mineralization style and tenor.  As previously mentioned, the approximate tenor for sulphide copper and molybdenum mineralization was visually confirmed in numerous sampled intervals.  Visible gold was inspected and confirmed in a sample from hole EJD028, at 979.2 m depth.

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QG conclude that the core examined is consistent with the style of mineralization being reported (porphyry gold-copper-molybdenum), and that the wire-frame geological modelling honors the key litho-structural distinctions seen in the core.

QG also randomly checked existing drill logs against core and, while minor discrepancies were noted the core logging was in general found to be accurate with regard to key features.

14.2.2	QG Drill Site Visit

Scott Jackson (QG) and John Vann (QG) also visited four operating diamond drill rigs at the Heruga deposit on February 21, 2008, accompanied by Charlie Forster.  The holes being drilled were EJD0028, EJD0027, EJD0029 and EJD0030.

Core was inspected at all the operating drill sites, in three cases core was mineralized, and in one instance (EJD0028) QG observed mineralized core being extracted from the core barrel.  At the time of the visit, hole EJD0030 was still coring in barren rocks above the unconformity.

QG formed the overall impression that the drilling sites were very well organized and managed.

14.2.3	QG Database Review

For all intervals of the three holes listed in Table 14.2.1 a test of data integrity of Heruga data was performed by QG.  This involved comparison of database records against scanned records of original signed assay certificates for copper, gold and molybdenum analyses for all assayed intervals in holes EJD0009, EJD0013 and EJD0021.  In total 1122 records out of 8468 (approximately 13%) of the Heruga data set used for estimation was compared against original assay certificates from SGS Mongolia.  In addition, the assays for arsenic and silver were checked wherever they were elevated and elsewhere randomly. No discrepancies were found in this review.

In addition, collar coordinates were checked again database records for the same three holes. No errors were detected.

QG also checked down-hole surveys for these holes against the orientation data stored in the database. No errors were detected.

QG concluded that the assay and survey database for Heruga correctly reflects the primary data sources examined for the three holes selected and is thus suitable for use in Mineral Resource estimation.

QG did not review survey or assay data from any deposits other than Heruga during this visit.

14.2.4	QG Comments on Sample Security Measures at Heruga

John Vann (QG) spent time with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) and also Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) who

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presented the current systems for sample security and chain of custody to QG. The following summarizes the current approach.

Pulp samples are locked and sealed with tamper-proof, uniquely numbered security tags in wooden shipping boxes.  The boxes are then wrapped in rice bags and sealed using clear adhesive tape.  These boxes, typically containing six batches, are transported by air to Ulaanbaatar then collected by SGS personnel, and taken to the analytical laboratory for assaying.  Sample shipment details are exchanged between SGS personnel in Ulaanbaatar and Ivanhoe site personnel.  SGS confirm the state of security seals when returning information to Ivanhoe.

QG observed the dispatch of samples from site, and conclude that the security measures adopted are of a very high standard.

QG are informed that, after assaying, pulp samples are stored at the laboratory for several months, after which they are transferred to Ivanhoe’s warehouse in Ulaanbaatar, and finally returned to the Oyu Tolgoi site for long-term storage.

14.3	Western MELs

14.3.1	General

The authors (RMC and JRF) have been involved on a continuous basis over several years with exploration on the 100% owned Western MELs.  The authors have had numerous ongoing discussions during the last two years - both on site and in Vancouver. These discussions have covered all aspects of the exploration work carried out on the Western MELs:

In 2008, RMC visited site in February, with two principals (JV and SJ) from Quantitative Group, and in June, August and November.

There are no prospects that are sufficiently well-defined to support resource estimation in the Western MELs, thus none were reviewed

Check sampling was not done on the 2008 drill core.  It is not standard industry practice to insert standards, duplicates or blanks into the sample stream in coal exploration.  The small diamond drill program on the copper and precious metal targets did not return significant results so no follow up or check assays were performed.

Thirty-seven coal samples were also sent to Loring Laboratories Ltd., Calgary, Canada for check analyses.  The analytical correspondence overall is considered very good as demonstrated by the folloing regression relationships.

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The author (RMC) independently sampled core from the Western MELs in February 2008.  These samples were more character samples (discontinuous core chips) to confirm presence or absence of mineralization in the core and were not taken to confirm metal grades.  These samples are summarized in Table 14.4 below.

Check samples were submitted to SGS Mongolia in Ulaanbaatar and were not sent to another independent laboratory because of the difficulty in obtaining export permission for rock/samples from the Mongolian government.  Analytical methods were the same as the original care samples.

Although check results are generally lower than the original results, they do confirm the mineralized intervals.  The lower values are probably due to the discontinuous nature of the check samples and to the erratic distribution of the mineralization - especially for gold.

Table 14-4:	Entrée Check Sampling (Feb. 2008) - Core Chip Samples
Drillhole	From (m)	To (m)	Original Analytical Results			Check Analytical Results
			Au (g/t)	Mo (ppm)	Zn (ppm	Sample Number	Au g/t (FAE303)	Mo ppm (AAS21R)	Zn ppm (AAS21R)
EG04-006	107.5	109	1.29	-	-	ST-RMC08-1	0.235	-	-
EG04-002	109	115	1.63	-	-	ST-RMC08-2	0.52	-	-
EG06-045	93	100	-	923	-	ST-RMC08-3	-	631	-
EG07-052	97	102	-	3602	-	ST-RMC08-4	-	2180	-
EG07-059	88	94	-	-	2630	ST-RMC08-5	-	-	2110
EG07-065	178	182	4.14	-	-	ST-RMC08-6	0.73	-	-

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15.0	ADJACENT PROPERTIES

The Earn-In property is immediately adjacent to Ivanhoe Mines’s Oyu Tolgoi mining license which hosts porphyry copper-gold mineralization within the Hugo Dummett (South and North) deposit and within the Southern Oyu deposits (Southwest, South and Central Oyu).  From Ulaan Khud in the north to Heruga in the south, the known copper-gold-molybdenum deposits now span a distance of 20 km along what has been termed the Oyu Tolgoi structural trend. Developments on the Oyu Tolgoi property are relevant to Entrée’s Hugo North Extension resources.

The following description of mineralization and alteration at Oyu Tolgoi is quoted verbatim from Kirwin et al, 2005.

“Mineralization and alteration at Oyu Tolgoi is characterized by multiple copper-gold porphyry centres with late high-sulfidation systems, which occur above and partially telescoped onto the underlying copper-gold porphyry systems.  The high-grade core of the South West Oyu deposit is cylindrical-shaped copper-gold porphyry, 250 m in diameter, that extends vertically for over 800 m... Mineralisation is centered on small 10-30 m wide; syn to late mineral porphyritic quartz monzodiorite (QMD) dykes and extends for over 100 m into the adjacent host basaltic volcanics.  Contorted milky white quartz veins are developed in both the mineralized QMD and basaltic volcanics.  Quartz vein textures include sinuous networks of milky quartz rather than classical porphyry planar, multidirectional centerline vein stockworks. Similar quartz vein textures have been described at Tampakan in the Philippines.. The quartz veins appear to have formed largely as an early, relatively high temperature event.  Unidirectional solidification textures or USTs.have been observed as delicate millimetre lacey layers throughout a 30 m zone in drillhole OTD 183.  Similar USTs have been observed at many gold-rich porphyry deposits including Bajo de le Alumbrera.Chalcopyrite with subordinate pyrite and bornite occurs disseminated and as late fracture fillings within the quartz veins and host rocks. Gold to copper ratios increase from 2:1 to 3:1 at depth.  Alteration within the QMD is predominantly early pervasive albite overprinted by quartz-sericite with minor fluorite and rare tourmaline.  The basaltic volcanics feature biotite-magnetite with late chlorite-sericite.  Pervasive biotite azlteration occurs in the core of the deposit and grades outwards as vein selvages.  Gold is very fine, ranging from 1 to 120 microns, and occurs intergrown with chalcopyrite as veinlet infills, healing hydro fracturing of pyrite crystals and as inclusions within or on grain boundaries with chalcopyrite and bornite or gangue.  Lower grade, propylitic altered basalt with 1:1 gold to copper ratios extends for 600 x 2000 m around the high-grade core.  The QMD dyke bounding South West Oyu to the southeast is sericite altered at upper elevations and weakly mineralized with disseminated pyrite and chalcopyrite.

High sulphidation systems above, and partly telescoped onto underlying porphyry systems occur at Central Oyu Tolgoi and South Hugo Dummett, the latter is hosted mainly by dacitic ash flow tuffs which overly basaltic volcanics and stocks and dykes of QMD.  Drilling has so far encountered two kinds of HS systems defined by sulfide mineralogy, zonation and geological setting.  At Central Oyu covellite and pyrite are related to an upwardly flared zone of intense quartz-muscovite alteration with subordinate minamite, dickite, pyrophyllite. Primary apatite has been altered to secondary phosphates (crandellite, svanbergite and woodhousite).  Mineralisation is centered on porphyry-style quartz-veined QMD dykes.  In Central Oyu, a

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supergene-enriched chalcocite blanket, tens of metres in thickness has developed overlying the covellite, pyrite-rich HS mineralisation.  Sooty chalcocite coating pyrite and filling fractures underlies a 20 m to 60 m thick, hematite, goethite-rich leached cap. Minor exotic copper mineralisation has been observed in some drillholes adjacent to the main Central Oyu deposit.

At South Hugo, bornite, chalcopyrite and chalcocite are related to high density porphyry-style quartz veins, cutting dacitic ash flow tuffs.  Within the ash flow tuffs the advanced argillic alteration is characterized by alunite, pyrophyllite, diaspore, dickite, topaz, zunyite, minor fluorite and rare dumortierite.  Mineralisation extends vertically and laterally from a series of porphyritic monzodiorite apophysies or from a deep seated porphyry-style core.  Deep drilling has encountered magnetite and chalcopyrite veining in biotite and chlorite altered, augite porphyry basalt similar to South West Oyu.  The bornite, chalcopyrite and chalcocite mineralisation at South Hugo has exceptional copper grades (locally 10% Cu over 2 m sample intervals), and appears to be zoned laterally from a bornite-dominated core, outward to chalcopyrite and pyrite.

North Hugo has a continuous high grade bornite dominant core which extends for at least 1.6 km northeast from South Hugo.  At the southern end it has a vertical extent of 100 m which increases to more than 700 m at the northern end.  The m and increases to approximately 200 m at the northern section.  The greater than 1% copper grade shell which fully envelops the high grade core, attains a maximum horizontal thickness of 450 m at zero RL (1 160 m below surface).  Mineralisation is hosted in basalts and quartz monzodiorite stocks.  The best gold values are associated with bornite and the gold to copper ratios vary from 1:10 to as high as 1:1 in the northern part.”

Geologists at Ivanhoe Mines (C. Forster, pers. comm., 2007) compare mineralization at Heruga most closely to the Southwest Deposit on Oyu Tolgoi. The description below of the Southwest Deposit is taken from Peters et al. (2006):

“Copper-gold porphyry style mineralization at the Southwest deposit consists of a cylindrical highgrade core roughly 250 m in diameter enclosed within a broad zone of lower-grade mineralization.  The high-grade core is centred on a 10 m to 30 m wide, vein-rich quartz monzodiorite dyke and extends for over 100 m into the adjacent massive porphyritic augite basalt.  The high-grade core is characterized by 1 cm to 50 cm wide contorted milky white quartz veins in sericite, albite, minor tourmaline-altered quartz monzodiorite and biotite-magnetite-altered augite basalt, overprinted by chlorite and sericite.  Chalcopyrite with subordinate pyrite, bornite, and molybdenite occur as late veinlets filling fractures in quartz veins and disseminated through wall rocks.

Low-grade copper mineralization peripheral to the high-grade core is characterized by lower vein densities, hosted in chlorite and epidote altered basalt and lesser sericite- and albite-altered quartz monzodiorite. Magnetite veinlets post-date the quartz veins but predate the main sulphide event. Chalcopyrite, bornite, and pyrite are mainly disseminated, with fracture- or vein-controlled sulphides being less prominent. These peripheral zones include; the informally defined Far South zone, which encompasses mineralized basalt with 1:1 gold:copper (ppm:%) ratios on the southwest margin of the deposit area, and the Bridge zone, consisting of copper-mineralized basalt and quartz monzodiorite between the Southwest and Central deposits. Although these two subzones were used in 2005 as domain boundaries

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in resource modeling (see Juras, 2005), there is no clear geological boundary distinguishing them from the adjacent peripheral zone mineralization.

Gold mineralization in the Southwest deposit is closely associated with chalcopyrite, and occurs intergrown with chalcopyrite, as inclusions and fracture infills within pyrite, or on grain boundaries of pyrite. Less frequently, gold occurs on grain boundaries with bornite or as inclusions in bornite, quartz or carbonate. The gold to copper (ppm:%) ratios range from 2:1 to 3:1 within the high-grade core, decreasing to 1:1 in the low-grade margins of the deposit.

The Southwest deposit is capped by an oxidized zone that varies from 50 m to 60 m thick, and consists of black copper oxide (neotocite or tenorite) as fractures coatings, and speckled throughout the oxidized limonite-stained basalt.

Alteration styles at the Southwest deposit are typical of copper-gold porphyry systems. Augite basalt in the high-grade core of the deposit contains biotite and magnetite alteration, overprinted by chlorite and sericite. Biotite alteration occurs pervasively in the core of the deposit and grades outwards to selvage controlled within pervasive chlorite and epidote alteration. Minor albite alteration occurs as selvages along veins or fractures. Locally, brown carbonate alteration is present in the basalt.

Vein-rich quartz monzodiorite (OT-Qmd and xQmd phases) in the high-grade core contains sericite-biotite-albite alteration with minor tourmaline and montmorillonite.  Pink albite alteration commonly occurs as selvages on veins or fractures, and sericite overprints biotite and albite.

In the low-grade peripheral portions of the deposit, augite basalt is pervasively chlorite-magnetite altered, with epidote occurring in patches and sericite and pink albite on vein or fracture selvages.  Pink albite may form reaction rims around irregularly-shaped epidote patches.  Biotite alteration occurs locally.  Late calcite or ankerite veins crosscut the assemblage.  Quartz monzodiorite within the low-grade margin contains pervasive sericite alteration, with albite occurring along quartz vein or fracture margins. Spotty biotite alteration occurs locally.”

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical testing additional to that reported in Vann et al. (2008) was completed in 2008 on material from Heruga or from Hugo North Extension.

16.1	Summary

The Oyu Tolgoi project under consideration here consists of three main ore sources: Southwest, Central and Hugo North.  Southwest and Central ores will be extracted by open cut mining and Hugo North ore by block caving.  The Shivee Tolgoi license covers and area that is subject to a joint venture between Entrée Gold and Ivanhoe Mines Mongolia this area within the Hugo North Deposit is also called Hugo North Extension.  Metallurgical testwork has been carried out on samples from Hugo North Extension as well as Hugo North.  The following is a summary from the Oyu Tolgoi Technical Report 2008 that describes the testwork for the entire Oyu Tolgoi Project. It is considered that the results of testwork for Hugo North will also be applicable to Hugo North Extension.

The Southwest deposit is a gold-rich porphyry system characterized by pipe-like geometry approximately 250 m in diameter and extending over 700 m vertically.  The copper mineralization is dominated by chalcopyrite, with minor bornite (less than 20%).

The South deposit outcrops as copper oxides underlain by secondary sulphides and then chalcopyrite.  The copper grade is lower than in the other deposits, and there is little gold.  Some of the South deposit will fall within the bounds of the Southwest pit.  For this reason, both the South and Southwest ores are hereafter referred to as Southwest.

The Central deposit is “funnel” shaped, with a chalcocite enrichment blanket overlying a large covellite zone.  A chalcopyrite/gold zone lies at the base of the covellite zone, although this is expected to contribute less than 5% of the material mined from the Central deposit.

Hugo North dips away and has very high copper grades at a depth of 1,000 m or more.  Gold appears to increase with depth, with some coarse, visible particles observed in the drill core.  Copper mineralization consists of chalcopyrite, bornite, and chalcocite.

IMMI initiated and supervised a program of work to investigate the metallurgical response of samples of drill core from the southwest, central, and Hugo Dummett deposits between 2001 and 2003.  Testwork carried out by SGS Lakefield Research Limited (“SGS”), A.R. MacPherson Consultants Ltd. (“ARM”), and Terra Mineralogical Services (“Terra”) established basic comminution parameters, the amenability of gold recovery by gravity concentration, and the amenability of copper and gold recovery by flotation.  Limited testwork was also conducted on samples from the South deposit.

In late 2003, the then study managers, Amec Ausenco Joint Venture (AAJV) together with IMMI determined that an additional phase of metallurgical testwork was necessary to support a feasibility study.  This program, which began in early 2004 and extended through to early 2005, was designed to establish the flotation and comminution response of ores from southwest, central, Hugo South, and Hugo North.

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Because of the proposed mining sequence at the time, which showed that southwest ore only was to be treated during the first five years, the predominant focus of the testwork was Southwest ore.  This orebody was to be developed to feasibility study level; Hugo North would only be at the preliminary assessment level of development by the end of the study period.

Laboratory batch-scale and pilot-plant flotation testwork programs were conducted at AMMTEC Ltd. (“AMMTEC”) in Perth.  Additional testwork to define fundamental flotation and comminution parameters was executed by MinnovEX Technologies Ltd. (“MinnovEX”) - now part of SGS.  Laboratory-scale comminution testwork programs were also conducted at AMMTEC.  SGS carried out a SAG pilot-plant test program to confirm the laboratory-scale testwork.

In July 2005, Amelunxen Mineral Processing Ltd (“Aminpro”) began flotation analysis work which continued into 2007.  SGS, MinnovEX and Process Research Associates (“PRA”) were contracted to do the testwork.  The MinnovEX testwork was done for the cleaner circuit on the Southwest and Central ores.  The PRA testwork was on the Hugo North ore including samples of Hugo North Extension (Shivee Tolgoi MEL).

16.2	Test Programs

In late 2003, AAJV and IMMI determined that additional testwork was necessary to support the feasibility study.  The objective of the new testwork was to confirm the amenability of the flowsheet adopted from the early testwork done for the Preliminary Assessment and to characterize the ore featured in the new mine plans in terms of flotation and comminution response.  The testwork scope included:

•	additional bench-scale batch and locked-cycle flotation testing on Southwest and Central production composites to confirm the previous results and to test flowsheet alternatives

•	bench-scale batch and locked-cycle flotation testing on Hugo South and North production composites to develop pre-feasibility level metallurgical parameters

•	variability testing on Southwest samples to finalize the plant design parameters

•	bulk flotation testwork on Southwest samples to confirm plant design parameters and to produce sufficient concentrate and tailing samples for vendor testwork and concentrate marketing

•	bench-scale comminution testwork to develop design parameters

•	pilot-scale comminution testwork to confirm the circuit design and throughput.

During the course of the testwork, potential risks and opportunities were to be identified and information was to be gathered to develop strategies to minimize smelter penalties.

The flotation testwork data forms the basis for all metallurgical modelling.  A substantial results database exists for the Southwest ores and moderate databases exist for Central, Hugo North and Hugo South ores.

The flotation tests summarised in Table 16-1 (approximately 1137 tests) have been conducted since the beginning of the Oyu Tolgoi test program and the majority of them have been used in model development and in the review process.  These tests are detailed in reports from AMMTEC, SGS and PRA and are discussed at length in reports by Aminpro and in this review report.

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Table 16-1:	Oyu Tolgoi Project Flotation Testwork

Deposit	SW	C-Cv	C-Cc	C-Cpy	C-4,5,6	HS	HN	HN Entree	Orebody Comps
Roughers	213	36	20	1	94		87	6
Cleaners & Roughers	390	13	12		110	42	74	6	4
Lock Cycle Tests	6	1	1			1	5
Column	8						2
Pilot	4						1

The comminution testwork for each deposit is summarised in Table 16-2. This work has been analysed and used to prepare the throughput recommendations for each of the ores.

Table 16-2:	Summary of Comminution Samples Dispatched to Testwork Facilities

Facility	Location	Scale of Testwork	Testwork Conducted	Number
MinnovEX Technologies	Toronto, Canada	Bench scale	SAG Power Index [SPI] (measured in minutes)	350
			Bond Ball Mill Work Index [BWi] (measured in kWh/t)	48
			Modified Bond Index [Mod-Bond] (measured in kWh/t)	319
			MinnovEX Crusher Index [Ci]	206
			Ore specific gravity	7
AMMTEC	Perth, Australia	Bench scale	JKTech FAG/SAG Mill parameters	26
			JKTech Rod/Ball Mill Appearance function	26
			Unconfined Compressive Strength [UCS]	26
			Bond Impact Crushing Work Index	26
			Bond Abrasion Index	26
			Bond Rod Mill Work Index	26
			Ore specific gravity	26
SGS Lakefield	Lakefield, Canada	Pilot scale	Pilot-plant runs at a series of circuit options	12 tests on one bulk sample
		Bench scale	JKTech FAG/SAG Mill parameters	Tests on seven composite samples (2003)
			JKTech Rod/Ball Mill Appearance function
			Unconfined Compressive Strength [UCS]

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Facility	Location	Scale of Testwork	Testwork Conducted	Number
Bond Impact Crushing Work Index
Bond Abrasion Index
Bond Rod Mill Work Index

16.2.1	AMMTEC Bench-Scale Flotation Test Program

AMMTEC Perth, an experienced Australian metallurgical laboratory, was selected to perform the bench-scale flotation work.  In early 2004, the testwork program parameters were finalized, and a campaign was initiated to collect samples from existing drill core at site.  Concurrent with this sampling program, composite samples from the 2003 program were shipped to Perth for AMMTEC to conduct a series of validation and calibration tests.  The 2004 samples began arriving in Perth in May 2004, and testwork commenced soon after.  This program was completed in early 2005.

16.2.2	MinnovEX Comminution Testing

The MinnovEX Comminution Economic Evaluation Tool (CEET) was used as the primary methodology for estimating throughput rates.  CEET uses grinding parameters measured from the geological drill core sample set.  Samples were selected from the core at the same time as the flotation sample set and were sent to the MinnovEX laboratory in Toronto.

16.2.3	MinnovEX FLEET Test Program

To provide a secondary confirmation of flotation parameters, portions of the composite samples developed in Perth were sent to MinnovEX for MinnovEX Flotation Tests (MFT).  These MFT parameters were used in conjunction with the MinnovEX Flotation Economic Evaluation Tool (FLEET) to provide alternative kinetic information intended to translate the laboratory tests into plant design criteria and to validate circulating loads.

16.2.4	AMMTEC Comminution Testing

A secondary, or validation, assessment of the milling rates was undertaken with the  JKSimMet simulator method, which uses a suite of parameters obtained from testing of large-diameter (PQ or larger) core.  Four PQ holes were drilled to intercept as many ore types as possible.  Selected core from these holes was shipped to AMMTEC in late 2004 for measurement of JK grinding parameters.  Splits from these samples were also sent to MinnovEX for SPI determinations.

16.2.5	SAG Pilot Plant

A bulk 250 tonne sample of mined rock, typical of Southwest ore, was shipped to SGS Lakefield in early 2005.  A series of pilot-scale plant tests, intended to confirm the prediction of the bench scale comminution work, was conducted in April 2005.

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16.2.6	Hugo North Extension

While the 2004 test program was in progress, IMMI identified potentially large copper-rich resources to the north of the previously sampled area of Hugo North.  Additional samples were taken from that part of the orebody for bench-scale flotation work at AMMTEC and MinnovEX and bench-scale comminution work at MinnovEX.  Flotation testwork focused on the kinetics of the roughers and cleaners by PRA was also carried out on samples from this area. This flotation testwork is detailed in Section 16.3 below.

16.2.7	Bulk Flotation Test

Large composites of Southwest and Hugo North ore were made up from surplus sample at the AMMTEC laboratory.  These samples were processed through pilot-scale equipment to generate large samples of concentrate and tailings for further testing.  Concentrate was required for marketing analysis and to measure the thickening and filtration design parameters.  Tailings material was required to confirm the design parameters for the thickeners, transportation pumping, and tailings deposition method.  As well as physical plant design data, tailings were also evaluated to define environmental parameters.

16.2.8	Concentrate Upgrading Program, SGS

The bulk flotation test at AMMTEC on Southwest ore did not produce concentrate to specification because the material had not been reground properly.  Unfortunately, the physical characteristics of the test equipment were not adjusted until the Southwest ore sample had been consumed.  The off-specification sample was shipped to SGS, where it was reground to the correct size and upgraded in a pilot-scale flotation column brought in from MinnovEX.  The Hugo North bulk flotation test was satisfactory and produced concentrate and tailings consistent with the design criteria.

16.3	Hugo North Extension Flotation Testwork

16.3.1	Introduction

At the direction of Aminpro a small number of flotation tests were conducted at the PRA laboratories on samples from the Entrée zone of the Oyu Tolgoi deposit (Table 16-3 and 16-4). This report is a brief commentary on the results achieved with those samples and how those results compare with the large number of flotation test results on samples of Hugo North and South underground ores.

Note that Samples 1-4 were formed into composite S1 - 49.1 kg, samples 5-10 were formed into composite S2 - 81.4 kg and samples 11-13 and 17-21 were formed into composite S2 - 56.7 kg.

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Table 16-3:	Samples Submitted for PRA Flotation Testwork

Receiving Date:			23-Feb-07	Project No:	0702302
Carrier:			DHL	Client:	Ivanhoe Mines Mongolia Inc
Receiver:			Darren	Page:	1 of 1
Count	Sample Label		Container Type	Sample Type (C, R, P, Sl, S)	Wet /Dry	Top Size	Weight (kg)
1	DRUM #1	S-1 OTD-1222B 1300-1330m	Plastic Bag	C	Dry	6"	11.45
2		S-1 OTD 1218 1120-1200m	Plastic Bag	C	Dry	6"	11.35
3		S-1 OTD 1219B 1280-1310m	Plastic Bag	C	Dry	6"	13.50
4		S-1 OTD 1218 1140-1170m	Plastic Bag	C	Dry	6"	12.80
5	DRUM #2	S2-OTD 1222B 1440-1470m	Plastic Bag	C	Dry	6"	8.05
6		S2-EGD 008 1480-1510m	Plastic Bag	C	Dry	6"	7.40
7		S2-EGD 008 1120-1450m	Plastic Bag	C	Dry	6"	7.10
8		S2-OTD 1222B 1500-1530m	Plastic Bag	C	Dry	6"	6.75
9		S2-EGD 008-1300-1330m	Plastic Bag	C	Dry	6"	7.35
10		S2-OTD 1222B 1250-1280m	Plastic Bag	C	Dry	6"	13.80
11	DRUM#3	S3-OTD 12190 1550-1580m	Plastic Bag	C	Dry	6"	6.90
12		S3-EGD008 1660-1690m	Plastic Bag	C	Dry	6"	7.40
13		S3-EGD053 1690-1720m	Plastic Bag	C	Dry	6"	7.70
14		S2-OTD 1219D 1490-1520m	Plastic Bag	C	Dry	6"	6.40
15		S2-OTD 1218-1230-1260m	Plastic Bag	C	Dry	6"	12.65
16		S2-OTD1218-1280-1310m	Plastic Bag	C	Dry	6"	11.90
17	DRUM#4	S3 EGD 053B 1650-1680m	Plastic Bag	C	Dry	6"	7.10
18		S3 EGD 006A 1650-1680m	Plastic Bag	C	Dry	6"	5.85
19		S3 EGD 006A 1620-1650m	Plastic Bag	C	Dry	6"	6.95
20		S3 EGD 006A 1580-1610m	Plastic Bag	C	Dry	6"	6.75
21		S3 EGD 053B 1740-1770m	Plastic Bag	C	Dry	6"	8.05

The composite head grades have been back calculated as follows:

Table 16-4:	Summary of Composite Head Grades

	Au	Ag	F	Cu	Mo	Fe	S	As
S1	0.02	1.5	0.4139	0.48	<0.01	6.81	1.03	0.00375
S2	1.27	5.5	0.2845	2.78	<0.01	4.87	2.235	0.00275
S3	0.91	3.0	0.1728	1.47	<0.01	2.075	1.045	0.11465

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16.3.2	Flotation Tests

One set of rougher tests and a set of cleaner tests were conducted on the composites at PRA laboratories.

Six rougher tests were conducted comprising one test per composite at natural pH and one test per composite at pH 11.5.

Six cleaner tests were conducted comprising one test per composite after regrinding the cleaner feed to a P80 of 40 µm and one test per composite at 25 µm P80.

16.3.3	Results

Rougher Flotation

The rougher recoveries at 8 minutes are summarised in Table 16-5.

Table 16-5:	Rougher Flotation Recoveries After 8 Minutes - Entrée Composites

	Natural pH	pH 11.5
Composite S1	88.3	87.3
Composite S2	94.6	80.4
Composite S3	90.9	92.4

The recoveries are high and suggest that natural pH may be better than high pH. Recoveries after 30 minutes of flotation were marginally higher but at almost double the mass pull.  Note that the Cu recover for Composite S2 at pH 11 increased to 89% at 30 minutes of flotation. The high pH appears to have slowed the flotation rate for copper considerably compared to the natural pH test.

Cleaner Flotation

The cleaner flotation results are summarised in Table 16-6.

Composites S2 and S3 gave reasonable results with S2 achieving well above 25% copper grade at recoveries approaching 90% overall. There is potentially a minor benefit from regrinding to 25 µm rather then 40 µm. Grade vs recovery curves show that the samples are relatively insensitive to regrind size.

Table 16-6:	Cleaner Grades and Recoveries at 6 Minutes - Entrée Composites

	25 µm P80			40 µm P80
	% Cu	Clnr Rec Cu	Overall Rec Cu	% Cu	Clnr Rec Cu	Overall Rec Cu
Composite S1	8.71	91.8	81.0	10.5	93.2	82.3
Composite S2	30.7	93.7	88.6	32.3	91.0	86.1
Composite S3	22.5	94.6	86.0	23.9	92.8	84.3

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The impurity levels in the 6 minute cleaner concentrates are summarised in Table 16-7.

Composite S1 is very low grade (<0.5% Cu in feed), generated a low grade cleaner concentrate which has a high gangue content. In this context the high fluorine content is not unusual. Composite S3 has an extreme arsenic content and the prevalence of high arsenic levels in the Entrée ore should be investigated.

Table 16-7:	Cleaner Concentrate (6 minutes) Impurity Levels

	25 µm P80		40 µm P80
	F (ppm)	As (ppm)	F (ppm)	As (ppm)
Composite S1	3567	93	3651	81
Composite S2	929	355	795	389
Composite S3	882	16240	653	17400

Cleaner stage grade vs recovery curves are plotted for all three composites, each at the two different grind P80 values. For the two higher grade composites, S2 and S3, the regrind size has no discernable effect.

It is clear that the Entrée results lie within the database of Hugo North and South results, even the poorly performing Composite 1 (Figure 16-1).

Figure 16-1:       Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results

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16.4	Conclusions

The Entrée flotation results show that the ore is not unusual with respect to the other Hugo ores tested.

Preliminary process and metallurgical test work has been completed on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi Project.  Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested.  According to Stephen Torr of Ivanhoe Mines (pers. comm., 2008), elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending. Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated to produce a saleable concentrate using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project

The sample set of three is inadequate for determining the typical behaviour of Entrée ore. It is not know if the low grade composite 1 or the high arsenic composite 3 samples are typical or if they are isolated occurrences. A program of variability testing comprising at least 15 Entrée samples should be conducted to establish typical performance

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Hugo North Extension Deposit

17.1.1	Introduction

The Hugo North Extension on the Lookout Hill Project and the Hugo North Deposit on Ivanhoe’s adjacent Oyu Tolgoi Project, to the south are both part of a single geological entity.  Because of this, the Mineral Resources of both deposits have been estimated together, as a single body, using the same parameters, composites and geological information.  At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two Projects, and the tonnes and grades are reported accordingly.  In the remainder of this section, all comments apply to the combined Hugo North/Hugo North Extension Deposit, unless explicitly stated otherwise.

Mineral Resource estimates for the Hugo North Extension (and Hugo North) were originally prepared under the supervision of Harry Parker, P. Geo   by AMEC consulting group in 2007. In 2008, Scott Jackson and John Vann of Quantitative Group (QG) in Perth were asked to act as joint QP’s for the Hugo North Extension. Rather than completely re-estimate the deposit, QG decided to complete an audit level review of the AMEC estimate and also build a parallel estimate for checking purposes. The QG independent alternate estimate was completed using domains built by Ivanhoe. The majority of parameters for estimation were derived independently by QG. Whilst (as expected) the final estimates did not match exactly, the two estimates are not materially different. Global and local checks by QG suggest the estimate by AMEC is robust and suitable for public reporting of Mineral Resources. The description of the estimate below is the derived from the report of 2007 Hugo North (and Hugo North Extension) estimate (Cinits and Parker, 2007).

“The resource estimates were made from three-dimensional (3D) block models utilizing commercial mine planning software (MineSight).  Project limits are in truncated UTM coordinates.  Project limits are 650600-652700 E, 4766000-4768700 N, and -600 m to +1275 m elevation.  The project boundary between Hugo North and Hugo North extension is at approximately 4768100 N.  Cell size for the project was 20 m east x 20 m north x 15 m high.  The estimates are supported for the Hugo North and Hugo North Extension Deposits by 307 drillholes, including daughter holes totalling 371,172 m.  Within the Hugo North Extension there are 37 holes totalling approximately 54,546m.suitable for reporting of Mineral Resources.

17.1.2	QG Checks on 2007 Estimate

QG checked the lithologic and structural shapes for interpretational consistency on cross-sections and plans, and found them to have been properly constructed.  The shapes were found to honor the drill data. When reviewing the mineralized envelopes generated

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by Ivanhoe, QG did note that there was a slight discrepancy between the wireframe points and the drillholes intercepts suggesting that these wireframes were built with a slightly different drillhole file than that used by AMEC to build the estimates. The likely cause of this is slight differences in how different software packages ‘de-survey’ the down-hole survey data. The differences noted ranged from 0.5 to 3m in the deeper holes. QG does not consider this to be a material problem (Figures 17-1 and 17-2).

As part of the checking process, QG independently re-estimated the Hugo North deposit. The aim of this was to satisfy QG that the AMEC estimate was robust and that QG would have generated a very similar estimate for reporting purposes.

QG’s check estimate used the same raw assay data and the same wireframes. All other steps (e.g. compositing, coding, variography and estimation) were developed by QG. Globally the differences (looking at various cut-offs) were generally well under 1%. Local comparisons show very close agreement between the estimates. See examples below from a copper and gold domain respectively.

Following the thorough checking process and independent re-estimation, QG concludes that the estimate completed in 2007 by AMEC is robust and suitable for the public reporting of Mineral Resources under the framework of NI 43-101. QG do not consider it is necessary to use the independent QG check estimate as the official estimate because there are no material differences between it and the ‘current’ AMEC estimate. Scott Jackson and John Vann agree to act as QPs for the current estimate.

QG are satisfied that the reported Indicated resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

QG are satisfied that the reported Inferred resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

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Figure 17-1:	Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2) vs. AMEC (AMEC_CU2)

Figure 17-2:	Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL - QG (QG_CU2) vs. AMEC (AMEC_CU2)

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17.1.3	Geological Models

A close-off date of 01 November 2006 for drillhole data was utilized.

The additional 2006 drilling data has lead to a revision of the geological and structural interpretation of the Hugo North Deposit.  Using this revised geological/structural model, Ivanhoe created new 3D shapes of the fault surfaces and lithological contacts based on data attained on or before the above date.  A list of key units is provided in Table 17-1.

QG checked the lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes were found to honour the drill data.

To constrain grade interpolation, Ivanhoe created 3D mineralized envelopes, or shells. The shells were drawn manually and were based either on grade or some lithological feature. Threshold values for the grade shells were determined by inspection of histograms and probability curves. QG did note that there was a slight discrepancy between the wireframe points on the mineralized envelopes and the drillholes intercepts. This suggests that the wireframes were built by Ivanhoe with a slightly different drillhole file than that used by AMEC to build the estimates. The likely cause of this is slight differences in how difference software de-survey the down-hole survey data. QG does not consider this to be a material problem.

Two copper shells were used: one at a 0.6% Cu grade threshold, and another shell based on a quartz-vein 15% - by volume threshold. The quartz vein shell replaces the 2% shell that was used in the 2006 Resource model to constrain the higher-grade zone.

The quartz-vein and 2% shells roughly overlap spatially, and it was considered that the quartz-vein shell has a better geological basis to constrain the high copper grades.

Three gold shells were used: two at a grade threshold of 0.3 g/t Au (Main and West), and one at a 1 g/t Au threshold.  The 1 g/t Au shell was added (relative to the 2006 Resource Model) to help constrain better the interpolation of the high gold grades.  The 0.3 g/t Au shell has been subdivided into two zones (Main and West); in the Main zone, medium- to high-grade gold mineralization is spatially associated with medium- to high-grade copper mineralization; whereas the West zone comprises a zone of medium- to high-grade gold mineralization with associated medium- to low-grade copper grades.  The various copper and gold grade shells for the Hugo North Deposit are shown in relation to each other and key structural features in Figures 17-3 and 17-4.

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Table 17-1:	Lithology and Structural Solids and Surfaces, Hugo North Deposit

Surfaces - General
Topography
Solids/Surfaces - Lithology
Top of quartz monzodiorite (Qmd)
Base of ash flow tuff (DA2 - ign)
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Xenolithic biotite granodiorite (xBiGd)
Biotite granodiorite (BiGd) dykes
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Rhyolite (Rhy) dykes
Basalt dykes (Bas)
Surfaces - Faults
East Bat Fault
West Bat Fault
North Boundary Fault

The solids and surfaces were used to code the drillhole data.  All the drillhole intervals outside those shells were assigned to a background domain.  Colors were assigned to drillholes based on domains; the domains were also color-coded.  A set of plans and cross-sections that displayed these color-codes were plotted and inspected to ensure the proper assignment of domains to drillholes.

17.1.4	Composites

The drillhole assays were composited into fixed-length 5 m down-hole composites, a size which was considered to best support any potential selective mining method selective mining unit (SMU).  The compositing honored the domain zones by breaking the composites on the domain code values.  The domains used in compositing are a combination of the grade shells and lithological domains.  Intervals that are less than 5 m in length represent individual residual composites from end-of-hole or end-of-intercept intervals.  Composites that were less than 2.5 m long were removed from the dataset that was used in interpolation.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model.  Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold.

Bulk density data were assigned to a unique file and composited to honor lithological contacts.

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Figure 17-3:	Hugo North Copper Grade Shells

651000 E
651500 E
652000 E
652500 E
4768500 N
4768000 N
4767500 N
4767000 N
4766500 N
Ivanhoe - Shivee JV Boundary
Qtz-vein shell
0.6% Cu Grade Shell

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Figure 17-4:	Hugo North Gold Grade Shells

651000 E
651500 E
652000 E
652500 E
4768500 N
4768000 N
4767500 N
4767000 N
4766500 N
Ivanhoe-Shivee JV boundary
1 g/t Au Grade Shell
0.3g/t Au Main Grade Shell
0.3g/t Au West Grade Shell

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17.1.5	Data Analysis

The lithologic, structural, and mineralized domains were reviewed to determine the appropriate estimation or grade interpolation parameters.  Several different procedures were applied to the data to discover whether statistically distinct domains could be defined using the available geological objects.  For each zone, key lithologic categories were investigated both independently of grade shells and within and outside grade shells.

Descriptive statistics, histograms and cumulative probability plots, box plots and contact grade profile plots were completed for copper and gold by shell and/or lithologic category.  Results obtained were used to guide the construction of the block model and the development of estimation plans.  Data analyses were conducted on composited assay data (5 m down-hole composites).

Histograms and Cumulative Frequency Plots

Histograms and cumulative probability plots display the frequency distribution of a given variable and demonstrate graphically how frequency changes with increasing grade.  With histograms, the grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin.  Cumulative frequency or cumulative distribution function (CDF) diagrams demonstrate the relationship between the cumulative frequency (expressed as a percentile or probability) and grade on a logarithmic scale.  They are useful for characterizing grade distributions and identifying multiple populations within a data set.

The statistical properties of the copper and gold data are summarized in Tables 17-2 and 17-3, respectively, for the 5 m composites at Hugo North.  In these tables CV = coefficient of variation or standard deviation/mean, a measure of relative dispersion.  The q25, q50 and q75 statistics represent the 25th, 50th and 75th percentiles of the distribution.

Descriptive Statistics

Copper grades in the mineralized units (Va, Ign, Qmd, and xBiGd) show single lognormal to near normal distributions inside each domain (0.6% Cu and quartz-vein shells).  Coefficient of variation (CV = standard deviation/mean) values are low at 0.4 to 0.6.  There are small variations in grade as a result of lithological differences within the copper domains: generally, Qmd and Va have the highest values, followed by Ignimbrite, and xenolithic biotite granodiorite (xBiGd) has the lowest grades of all lithologies.  The CDF pattern of copper data for all domains shows evidence for three populations: a higher-grade population (above a copper threshold value of 2.0% to 2.5% Cu), a lower-grade zone (threshold value of 0.4% to 0.5% Cu), and a background lowest-grade domain.  The pattern supports the construction of the Quartz-Vein shell (2 % Cu is approximately coincident) and the 0.6% Cu shell.

Gold grade distributions at Hugo North show typical positively skewed trends. The distributions are slightly more skewed than those for copper, but the level of skewness can still be described as only mild to moderate within each domain.  The Qmd shows higher average gold values than the Va, unit, which in turn is higher than the ignimbrite.  CV values for the host lithologies are moderate, varying from 0.6 to 0.9.  The CDF

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pattern of gold data of all domains and the background domain shows evidence for three populations: a higher-grade population (above a gold threshold value of 1 g/t Au), a lower-grade zone (threshold value of 0.2 to 0.3 g/t Au), and a background lowest-grade domain.  The pattern supports the construction of the 1 g/t and 0.3 g/t gold shells.

Box-Plot and Contact Grade Profile Analyses

A boxplot is a type of graph that helps to visualize the frequency distributions of the grades in the different geological units.  A contact grade profile is a type of graph that helps to visualize grade relationships near geological boundaries.  Results from both types of graphs guided the construction of the resource block model.

Boxplots show the frequency distribution of the assay values by way of a graphical summary.  The vertical axis of the plot gives the range of values for the particular assay (total copper).  The box shows that portion of the sample data that falls between the 25th and 75th percentiles.  In other words, the box captures the half of the data that fall in the middle of the distribution.  The horizontal line that appears in the box represents the median of the data, or that value where half of the assays are greater and the remaining half are less than this median value.

Table 17-2:	Hugo North Statistics for 5 m Composites - Cu % Data

Lithology(*)	Cu Shell	No. of Comps	Mean	Max	q75	q50	q25	CV

Va	Qtz	1224	3.264	12.480	4.087	3.120	2.255	0.442
Ign	Qtz	53	2.433	5.859	2.872	2.239	1.683	0.466
Qmd	Qtz	2515	3.249	11.544	4.068	3.124	2.193	0.437
xBiGd	Qtz	84	1.084	3.027	1.409	0.890	0.592	0.581

Va	0.6	1780	1.040	5.933	1.304	0.974	0.694	0.478
Ign	0.6	1176	0.993	4.000	1.284	0.931	0.664	0.507
Qmd	0.6	3958	1.125	4.691	1.470	1.071	0.728	0.500
xBiGd	0.6	210	0.777	4.065	0.988	0.700	0.486	0.592

Va	Bkgd	101	0.339	0.852	0.514	0.377	0.100	0.644
Ign	Bkgd	1504	0.205	3.004	0.295	0.155	0.061	1.012
Qmd	Bkgd	489	0.317	2.165	0.444	0.306	0.162	0.689
xBiGd	Bkgd	2	0.540	0.599	0.599	0.54	0.484	0.106

Note:	(*) Va : basalt; Ign: Ignimbrite; Qmd: quartz monzodiorite; xBiGd: xenolithic biotite granodiorite.

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Table 17-3:	Hugo North Statistics for 5 m Composites - Au g/t Data

Lithology (*)	Au Shell	No. of Comps	Mean	Max	q75	q50	q25	CV

Va	1 g/t	130	1.45	4.67	1.79	1.28	0.97	0.49
Ign	1 g/t	2	0.72	0.75	0.75	0.72	0.67	0.05
Qmd	1 g/t	1480	1.61	28.49	1.92	1.35	0.95	0.86
xBiGd	1 g/t	52	1.05	8.40	1.48	0.62	0.32	1.09

Va	Main	641	0.46	2.95	0.57	0.39	0.28	0.70
Ign	Main	23	0.40	1.19	0.54	0.38	0.18	0.75
Qmd	Main	1656	0.52	7.43	0.65	0.44	0.30	0.77
xBiGd	Main	105	0.32	1.20	0.39	0.26	0.17	0.73
Qmd	West	846	0.51	4.43	0.64	0.43	0.28	0.70
xBiGd	West	10	0.49	1.06	0.74	0.46	0.25	0.61

Va	Bkgd	2330	0.08	1.58	0.10	0.05	0.03	1.11
Ign	Bkgd	2716	0.03	1.12	0.03	0.02	0.01	1.54
Qmd	Bkgd	2984	0.16	4.52	0.20	0.14	0.08	0.96
xBiGd	Bkgd	127	0.14	0.69	0.19	0.12	0.06	0.74

Note:	(*) Va : basalt; Ign: Ignimbrite; Qmd: quartz monzodiorite; xBiGd: xenolithic biotite granodiorite.

The mean or average of the data is shown with a dot.  The vertical lines that extend away from the box reach to the minimum value toward the bottom of the plot and to the maximum value toward the top.  Values for the statistics displayed by the box-plot are listed below each plot.  Usually several boxes are plotted side-by-side so that the distributions can be compared.  Box-plots were made for copper and gold to compare the grade distributions by domain within the Hugo North Deposit.

Contact profiles or plots were generated to explore the relationship between:

•	grade and lithology

•	grade and grade shell domains.

The plots are constructed with software that searches for data with a given code, and then searches for data with another specified code and bins the grades according to the distance between the two points.  This allows for a graphical representation of the grade trends away from a “contact.”  If average grades are reasonably similar near a boundary and then diverge as the distance from the contact increases, the particular boundary should probably not be used as a grade constraint.  In fact, if a hard boundary is imposed where grades tend to change gradually, grades may be overestimated on one side of the boundary and underestimated on the opposite side.  If there is a distinct difference in the averages across a boundary, there is evidence that the boundary may be important in constraining the grade estimation.

Results

Copper boxplots for the 0.6% Cu domain show very similar distributions between the mineralized lithologies, with the Qmd and Va box plots overlapping between the upper and lower quartiles; the ignimbrite having slightly lower grades, and the xBiGd having the lowest grades.  Similar relationships are observed in the quartz-vein shell. More variation

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between lithologies is evident in the background; both the ignimbrite and Qmd units are lower grade relative to the Va unit.

Gold boxplots show similar overlapping relationships among the lithologic domains in the Main and 1 g/t gold zones.  The Qmd shows elevated gold values relative to the Va unit, although the units still overlap between the 25th and 75th percentiles. Ignimbrite has lower values than the other two units. In the gold background there is a progression of decreasing levels of gold values away from the Qmd core. The Va is lower in grade relative to the Qmd unit, and the ignimbrite is low-grade relative to the Va unit.

Contact profiles for copper show expected sharp differences in grade across all grade shell boundaries.  Contact profiles between lithology units within each domain show different behaviors for each domain. All contacts are sharp (hard) within the background domain. Within the 0.6% Cu shell, Va and ignimbrite show gradational (soft) contacts; the rest are sharp. Within the quartz-vein shell, contacts between Va and Ignimbrite and Va and Qmd are gradational; the rest are sharp. These results may be indicating that copper mineralization slowly decreases away from the core of the deposit rather than highlighting an actual lithological control on mineralization.

The contact plots for gold also show expected sharp differences in grade across all grade shell boundaries.  Similarly to copper, there is some lithological control on gold distribution within the gold domains. This is shown by the presence of sharp contacts among some lithologies and gradational contacts among others. Va and Ign have gradational contacts for all of the domains in which they occur. Va and Qmd have gradational contacts within the Main and 1 g/t domains. xBiGd has gradational contacts with Va in the background domain and with Qmd in the West domain. All other contacts are sharp.

Estimation Domains

The data analysis showed that for grade interpolation the data should be subdivided by grade shell and lithological domain. All inter-grade-shell contacts are hard boundaries, but some intra-grade-shell contacts were treated as hard boundaries and some as soft boundaries (see Table 17-4 and Table 17-5).

Evaluation of Extreme Grades

Extreme grades were controlled by using outlier restriction during interpolation instead of capping (see Section 17-6).

17.1.6	Variography

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute.  For the Hugo North Deposit, the variography was completed using Sage 2001® software.  Correlograms (a type of variogram) were computed on 5 m down-hole composites.  Correlograms were calculated for each metal by grade shell in order to have enough samples to define a good variogram.  Some shells were subdivided into North and South sectors to take into account the large change in direction (bend) of the deposit that occurs near the 4767600N coordinate (see Figure 17-1).

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Table 17-4:	Hugo North Copper Intra-domain Boundary Contacts

	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
0.6% Shell
Va	Soft	Hard	Soft	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
Qtz Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

Directional variograms were calculated and modeled in 37 directions.  These models consisted of a nugget effect, single or two-nested structure variance contributions, ranges for the variance contributions and the model type (spherical or exponential type).  The nugget effect was modeled using down-hole variograms.  One or two structures were automatically fitted in Sage 2001, setting the axis orientations parallel to the main orientation of the shell being modeled. MineSight® rotation conventions were specified. Variogram model parameters and orientation data of rotated variogram axes are shown in Tables 17-6 to 17-9.

Table 17-5:	Hugo North Gold Intra-domain Boundary Contacts

	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Soft	Soft
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
Main Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
West Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Soft
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
1 g/t Au Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

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Table 17-6:	Copper Variogram Parameters

Model		Zone
		Back Ground	0.6% Shell - N	0.6% Shell - S	Qtz Shell -N	Qtz Shell - S
		SPH	SPH	SPH	SPH	SPH
Sills	Nugget	0.20	0.13	0.15	0.30	0.25
	C1	0.55	0.35	0.40	0.20	0.45
	C2	0.25	0.52	0.45	0.50	0.30
Rotation Angles	Z	0	45	25	45	-15
	X	0	0	-30	0	-30
	Y	0	0	20	0	20
Ranges	Y1	17	10	15	15	30
	X1	17	15	15	15	10
	Z1	17	20	15	15	15
	Y2	200	140	220	150	200
	X2	180	100	120	100	120
	Z2	220	175	200	150	200
Notes:
Models are spherical (SPH) or exponential (EXP).  Traditional ranges are used for the exponential variograms. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17-7:	Azimuth and Dip Angles of Rotated Variogram Axes for Copper

Zone	Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z
Background	0	0	0	0	0	90
0.6% Shell - N	45	135	0	0	0	90
0.6% Shell - S	25	105	349	-30	17	54
Qtz Shell - N	45	135	0	0	0	90
Qtz Shell - S	345	65	309	-30	17	54
Note:	Azimuths are in degrees. Dips are positive up and negative down.

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Table 17-8:	Gold Variogram Parameters

		Zone
		Back ground - N	Back ground - S	0.3 g/t Main Shell	0.3 g/t West Shell	1 g/t Shell
Model		EXP	SPH	EXP	EXP	EXP
Sills	Nugget	0.151	0.200	0.653	0.500	0.549
	C1	0.557	0.373	0.347	0.500	0.451
	C2	0.292	0.427	-	-	-
Rotation Angles	Z	-29	50	-2	-6	-81
	X	13	-9	38	22	70
	Y	-14	-51	-72	-7	2
	Z	-9	8	-	-	-
	X	45	-31	-	-	-
	Y	24	31	-	-	-
Ranges	Y	27	70	61	469	12
	X	15	54	139	30	149
	Z	93	30	25	49	22
	Y	1333	977	-	-	-
	X	210	400	-	-	-
	Z	919	969	-	-	-
Note:
Models are spherical (SPH) or exponential (EXP).  Traditional ranges (short ranges) are used for the exponential variograms. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 17-9:	Azimuth and Dip Angles of Rotated Variogram Axes for Gold

Zone	First Structure						Second Structure
	Axis Azimuth			Axis Dip			Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z	Y	X	Z	Y	X	Z
Background - N	58	-13	331	13	105	71	351	45	99	17	204	40
Background - S	151	-50	50	-9	133	39	8	-31	81	26	319	48
0.3 g/t Main Shell	26	-48	358	38	100	14	-	-	-	-	-	-
0.3 g/t West Shell	82	-6	354	22	157	67	-	-	-	-	-	-
1 g/t Shell	11	1	279	70	101	20	-	-	-	-	-	-

Note:	Azimuths are in degrees. Dips are positive up and negative down.

The deposit displays mineralization controls that are related to the intrusive history and structural geology (faults).  The patterns of anisotropy demonstrated by the various variograms tend to be consistent with geological interpretations - particularly to any bounding structural features (faults and lithologic contacts) and quartz + sulphide vein orientation data.

The nugget effects, or random variation components of spatial variation, tend to be low to moderate in all of the estimation domains. Copper variograms generally have nugget

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effects ranging from 15% to 30% of the total variation, whereas gold variograms have more variable nugget effects from 15% to 65% of the total variation.

Both copper and gold display short ranges for the first structure and moderate to long ranges for the second structure (if any).

17.1.7	Model Setup

The block model size selected was 20 x 20 x 15 m.  This allowed consistency with previous modelling in the Hugo North Deposit (see Juras, 2005 and Blower, 2006).  The assays were composited into 5 m down-hole composites.

Bulk density data were assigned to a unique file and composited to honour lithological contacts

Various coding was done on the block models in preparation for grade interpolation.  The block model was coded according to zone, lithologic domain, and grade shell.  Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock.

17.1.8	Estimation

The Hugo North estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation.

Interpolation was limited to the mineralized lithological units (Va, Ign, Qmd, and xBiGd).  Only blocks within those units were interpolated, and only composites belonging to those units were used.  Metal values within blocks belonging to all other units (post-mineral dykes and sediments) were set to zero.  Modelling consisted of grade interpolation by ordinary Kriging (KG) except for bulk density that was interpolated using inverse distance to the power of three (ID3).  Both restricted and unrestricted grades were interpolated to allow calculation of the metal removed by the outlier restriction.  Nearest-neighbour grades were also interpolated for validation purposes.  Blocks and composites were matched on estimation domain.

The search ellipsoids were oriented preferentially to the general orientation of the grade shells.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Tables 17-10 and 17-11.  The search strategy employed concentric expanding search ellipsoids.  The first pass used a relatively short search ellipse relative to the long axis of the variogram ellipsoid.  For the second pass, the search ellipse was increased by 50% (up to the full range of the variogram) to allow interpolation of grade into those blocks not estimated by the first pass.  A last third pass was performed using a larger search ellipsoid.

To ensure that at least two boreholes were used in the estimate, the number of composites from a single drillhole that could be used was set to one less than the minimum number of composites.

These parameters were based on the geological interpretation, data analyses, and variogram analyses.  The number of composites used in estimating grade into a model block followed a strategy that matched composite values and model blocks sharing the

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same ore code or domain. The minimum and maximum number of composites was adjusted to incorporate an appropriate amount of grade smoothing.

Blocks that fall along grade domain boundaries were assigned two or more values, one for each of the grade domains present within the block.  A final undiluted value was calculated by averaging the values for each domain within the block, weighed by the percentage of each domain within the block.  This resulted in slightly smoothed metal grades along grade shell boundaries.

For both metals, an outlier restriction of 50 m was used to control the effects of high-grade samples within the domains, particularly in the background domains where unrestricted high-grade composites tended to result in ‘blow outs’ from extreme grade composites. In outlier restricted kriging, outliers (i.e., values above the specified cut-off) are cut down to the specified threshold value if their distance to the interpolated block is greater than 50 m.  If the distance to the interpolated block is less than 50 m, then outliers are used at their full value.  The outlier thresholds applied were defined at the 99th percentile of their respective population.  The thresholds are shown in Tables 17-12 and 17-13.

Table 17-10:	Copper Search Ellipsoids for Hugo North

		Zone
		Back ground - N	Back ground - S	0.6% Shell - N	0.6% Shell - S	Qtz Shell - N	Qtz Shell - S
Rotation	Z	45	0	45	25	45	-15
Angles	X	0	0	0	-30	0	-30
	Y	0	0	0	20	0	20
Ranges -	Y	150	150	150	150	150	150
First Pass	X	100	100	50	50	35	35
	Z	150	150	150	150	150	150
Ranges -	Y	225	225	225	225	225	225
Second Pass	X	150	150	75	75	50	50
	Z	225	225	225	225	225	225
Ranges -	Y	400	400	400	400	400	400
Third Pass	X	200	200	125	150	100	100
	Z	400	400	400	400	400	400
Number	Min	4	4	4	4	4	4
of Comps	Max	15	15	15	15	15	15
	Max per DDH	3	3	3	3	3	3
Note:
MIN = minimum number of composites; MAX = maximum number of composites, MAX DDH = maximum number of composites derived from a single borehole; bkgrnd = background. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Bulk density values were interpolated into the model using an inverse-distance to the third power (ID3) estimation methodology.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17-14.

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Table 17-11:	Gold Search Ellipsoids for Hugo North

		Zone
		Back Ground	0.3 g/t Main Shell N	0.3 g/t Main Shell S	0.3 g/t West Shell	1 g/t Shell - N	1 g/t Shell S
Rotation	Z	0	30	0	0	30	0
Angles	X	0	0	0	0	0	0
	Y	0	0	10	0	0	10
Ranges -	Y	200	150	150	375	150	150
First Pass	X	200	25	25	50	25	25
	Z	200	150	150	50	150	150
Ranges -	Y	300	170	170	470	170	170
Second Pass	X	300	45	45	75	45	45
	Z	300	170	170	75	170	170
Ranges -	Y	500	250	250	600	175	175
Third Pass	X	500	250	250	300	175	175
	Z	500	250	250	300	175	175
Number	Min	5	5	5	5	5	5
of Comps	Max	20	20	20	20	20	20
	Max per DDH	4	4	4	4	4	4
Note:	MIN = minimum number of composites; MAX = maximum number of composites.
MAX DDH = maximum number of composites derived from a single borehole.
bkgrnd = background. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively

Table 17-12:	Outlier Thresholds Applied to Cu Grade Domains

Grade Domain	Va Outlier Threshold (%)	Qmd Outlier Threshold (%)	Ign Outlier Threshold (%)	xBiGd Outlier Threshold (%)
Cu Qtz vein	7.5	7.0	5.5	3.5
Cu 0.6%	2.5	2.5	2.5	2.0
Background	0.7	0.85	0.85	0.7

Table 17-13:	Outlier Thresholds Applied to Au Grade Domains

Grade Domain	Outlier Threshold (g/t)
1 g/t Gold Zone	5.0
W Gold Zone	2.0
Main Gold Zone	2.0
Background QMD, XBiGd	0.4
Background Va	0.5
Background Ignimbrite	0.3

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Table 17-14:	Bulk Density Search Ellipsoids for Hugo North

		All Domains
Rotation Angles	Z	8
	X	-2
	Y	-31
Ranges (m)	Y	100
	X	150
	Z	450
Number of Comps	Min	4
	Max	10
	Max DDH	3

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology.  Any blocks in the model that were not interpolated were assigned a mean density based on rock type.  The mean bulk density of each lithology is shown in Table 17-15.

Table 17-15:	Average Bulk Density

Lithology	Bulk Density
Va	2.87
QMD	2.76
Sediments	2.77
Ignimbrite	2.86
Rhyolite Dyke	2.77
Hornblende-biotite Andesite Dyke	2.77
BiGd	2.70
xBiGd	2.72
Basalt Dyke	2.77
Final Au and Cu grade values were adjusted to reflect probable occurrences of internal dilution from the unmineralized post-mineral dykes and/or overlying unmineralized sediments (waste).  The final diluted value was calculated by multiplying the undiluted value by the volumetric percentage of the mineralized units within the block (weighed by the ratio of the density of the mineralized units to the average density of the block).  This resulted in the incorporation of waste dilution into blocks.  No additional manipulation of grade or recovery was applied to simulate the effects of mining.  The resources for the Hugo North Deposit were tabulated and reported using these diluted grade values.

17.1.9	Validation

Visual Inspection

A detailed visual validation of the Hugo North resource model was made by both AMEC and QG.  The model was checked for proper coding of drillhole intervals and block model cells, in both section and plan.  Coding was found to be properly done.  Grade interpolation was examined relative to drillhole composite values by inspecting sections and plans.  The checks showed good agreement between drillhole composite values and model cell values.  The hard boundaries between grade shells appear to have constrained grades to their respective estimation domains.  The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data.

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Additional comments on the estimate and QG’s independent checks were given above in section 17.1.2.

Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no outlier restriction) from the model with means from unrestricted nearest-neighbor estimates.  (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.)  Results, summarized in Table 17-16, show no problems with global bias in the estimates.

Table 17-16:	Global Model Mean Grade Values by Domain in Each Zone

Domain / Zone	Nearest Neighbour Estimate	Kriged Estimate	Unrestricted Kriged Estimate	Metal Reduction
Cu (%)
All Zones	1.677	1.674	1.679	0.3%
Qtz-vein Domain	3.212	3.192	3.197	0.2%
0.6%Cu Domain	1.061	1.070	1.076	0.6%
Cu background	0.222	0.229	0.233	1.7%
Au (g/t)
All Zones	0.39	0.38	0.40	3.0%
1 g/t Au Zone	1.42	1.39	1.44	3.5%
Main 0.3 g/t Au Zone	0.54	0.52	0.54	3.7%
West 0.3 g/t Au Zone	0.50	0.50	0.51	2.0%
Au Background	0.11	0.10	0.11	9.1%

Note:	The values shown in the table reflect the global mean grades in the resource model and include blocks that fall in the Shivee Tolgoi JV area.

Local trends in the grade estimates (grade slice or swath checks) were also checked. This was done by plotting the mean values from the nearest-neighbor estimate versus the unrestricted kriged results for elevation (in 60 m-swaths) and for northings and eastings (both in 100 m-swaths).  The unrestricted kriged estimate should be smoother than the nearest-neighbor estimate, thus the nearest-neighbor estimate should fluctuate around the kriged estimate on the plots.  The two trends behave as predicted and show no significant differences for copper or gold in the estimates.  The elevation and northing swath plots presented as Figures 17-3 to 17-6 show the trends for copper inside the quartz vein shell and gold inside the Main gold zone.  The plots are from the entire resource model and include blocks north of the Oyu Tolgoi boundary.

Histograms and Probability Plots

Histograms were constructed to show the frequency of sample grades within the mineralized domains and to compare them against the composite histograms.  Histograms of kriged values show smoothing within shells and kinks at nominal grade zone boundaries (see Figures 17-7 - 17-9).  The latter effect is an artifact of the grade zoning process and use of hard boundaries.  Future resource models should allow some overlap at grade zone boundaries (i.e. firm contacts) in selection of composites.

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Figure17-5:	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth - Cu Quartz-Vein Domain

Figure 17-6:	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing - Cu Quartz-vein Domain

Figure 17-7:	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth - Au Main + 1 g/t Domains

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Metal Reduction

The effective amount of metal removed by outlier restriction can be evaluated by comparing copper and gold block models kriged with and without outlier restriction.  An assessment of the metal removed by grade shell is shown in Table 17-16.  The quantity of copper removed ranges from 0.2% to 1.7%, and the quantity of gold removed ranges from 2% to 9%.  Those amounts of metal removed are reasonable for the type of deposit.

Figure 17-8:	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing - Au Main + 1 g/t Domains

Figure 17-9:	Comparison of Copper Histograms and Probability Plots for 5 m Composites and Kriged Blocks - Va.

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17.1.10	Mineral Resource Summary - Hugo North Extension

The Hugo North Extension Mineral Resource inventory, cut at the adjacent Oyu Tolgoi Project boundary, is based on drilling as of 1 November, 2006 and reported as of the Resource Effective Date of 20 February, 2007.  The Mineral Resources are reported at various copper equivalent (CuEq) cut-offs above 0.6% copper equivalent as shown in Table 17-17 and include material that is classified as an Indicated and Inferred Mineral Resources.

The base case CuEq cut-off grade assumptions for each deposit were determined using operating cost estimates from similar deposits.

For consistency with previous Mineral Resource disclosures on the Lookout Hill Project, the equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold, and assuming gold recovery is 91% of copper recovery.  Copper recovery is 84.8% and gold recovery is 77.6%.

For convenience the formula is: CuEq = %Cu + (g/t Au*18.98)/29.76

The metal price assumptions and the adjustment for metallurgical recovery used for calculating CuEq for the Hugo North Mineral Resources stated in this report have been changed from previous reports to reflect current market conditions and technical understanding.  The copper to gold metal price ratio and recovery ratio used have resulted in no change in the calculated CuEq values as stated for the 20 February 2007 Mineral Resources.

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Table 17-17:	Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by Ivanhoe (Effective Date 20 February 2007)

Class	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000
Notes:
*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold);  %CuEq = %Cu + [Au(g/t)x(18.98/29.76)]. The equivalence formula was calculated assuming that gold recovery was 90.8% of copper recovery.

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17.2	Heruga Deposit

17.2.1	Introduction

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group. The estimates were in the form of three-dimensional (3D) block models utilizing commercial mine planning software (Datamine).  The project area limits and the block sizes used are shown in Table 17-18.

Table 17-18:	Project Area Limits and Block Size

	Min	Max	Block Size (m)
X (UTM)	646700	648300	20
Y (UTM)	4757500	5759800	20
Z (AMSL)	-700	1250	15

17.2.2	Geologic Models

A close-off date of 13 February, 2008 for survey (collar and downhole) data was utilized for constructing the geological domains.  Additional assay data was incorporated into the database up to 21 February, 2008.

Ivanhoe created three dimensional shapes or wireframes of the major geological features of the Heruga deposit and these are listed in Table17-19.  The key geological features impacting on resource estimation are:

•	Sub-vertical post-mineralisation faults;
•	Devonian host lithologies, primarily augite basalt and quartz monzodiorite;
•	Poorly mineralised ‘late’ quartz monzodiorite; and
•	Poorly mineralised hornblende-biotite-andesite and biotite-granodiorite dykes.

To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

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Table 17-19:	Lithology and Structural Solids and Surfaces, Heruga Deposit

Surfaces - General
Topography

Solids/Surfaces - Lithology
Quartz Mondoziorite
Late Quartz Monzodiorite
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Biotite granodiorite (BiGd)
Hornblende-Biotite Andesite dykes (Hb-Bi An)

Surfaces - Faults
West Bor Tolgoi Fault
Central Bor Tolgoi Fault East Bor Tolgoi Fault
South Sparrow Fault

QG checked the grade and mineralized shapes for interpretational consistency on section, in plan and in three dimensions, and found them to have been properly constructed.  The shapes were found to honour the drill data and interpreted geology, and QG accepted them as an appropriate basis for the estimation process.

The solids and surfaces were used by Ivanhoe to code the drill-hole data.  All the drill-hole intervals outside those shells were assigned to a background domain.  A set of plans and cross-sections that displayed color-coded drillholes were plotted and inspected to ensure the proper assignment of domains to drillholes.  The faulting at Heruga is interpreted to have had considerable movement as demonstrated by the displacement of the overlying sedimentary and volcanic rocks.  For this reason, the fault surfaces were used to define four separate structural domains for grade estimation.  Copper, gold and molybdenum grade shells are shown in Figures 17-11 - 17-13.

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Figure 17-10:	Heruga Structural Domains

N
647000.0 E
648000.0 E
4759500.0 N
4759000.0 N
4758500.0 N
4758000.0 N
4757500.0 N
DOMAIN 2000
DOMAIN 1000
DOMAIN 4000
DOMAIN 3000
Main Structural Domains at Heruga
Scale 1:10000.0
Date: 05/03/08
Time: 16:18

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Figure 17-11:	Heruga Copper Grade Shell

N
4759500.0 N
4759000.0 N
4758500.0 N
4758000.0 N
4757500.0 N
647000.0 E
648000.0 E
Heruga Deposit Copper Domains
Scale 1:10000.0
Date: 03/03/08
Time: 12:17

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Figure 17-12:	Heruga Gold Grade Shells

N
647000.0 E
648000.0 E
4759500.0 N
4759000.0 N
4758500.0 N
4758000.0 N
4757500.0 N
Heruga Deposit Gold Domains
Scale 1:10000.0
Date: 03/03/08
Time: 13:07

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Figure 17-13:	Heruga Molybdenum Grade Shells

N
647000.0 E
648000.0 E
4759500.0 N
4759000.0 N
4758500.0 N
4758000.0 N
4757500.0 N
Heruga Deposit Molybdenum Domains
Scale 1:10000.0
Date: 03/03/08
Time: 13:11

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17.2.1	Composites

The drillhole assays were composited into fixed-length, 5 m down-hole composites, a size which was considered appropriate when taking into account estimation block size, required lithological resolution and probable mining method.  This compositing honoured the domain zones by breaking the composites on the domain boundary.  The domains used in compositing were a combination of the grade shells and lithological domains.  Intervals less than 5 m in length represented individual residual composites from end-of-hole or end-of-domain intervals.  Composites that were less than 2 m long were removed from the dataset that was used in interpolation.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model.  Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold and 10 ppm for molybdenum.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

17.2.2	Data Analysis

Data analysis was completed on both the raw data (original 2 m assays) and the 5 m composites.  In both cases, analysis was done on individual lithologies inside and outside the grade shells, as well as independently of the grade shells.  The relationship between grade and lithology was studied using descriptive statistics, box plots, histograms, CDFs and grade contact plots.

Histograms and Cumulative Frequency Plots

Histograms and cumulative probability plots display the frequency distribution of a given variable and demonstrate graphically how frequency changes with increasing grade.  With histograms, the grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin.  Cumulative frequency or cumulative distribution function (CDF) diagrams demonstrate the relationship between the cumulative frequency (expressed as a percentile or probability) and grade on a logarithmic scale.  They are useful for characterizing grade distributions and identifying whether or not there are multiple populations within a data set.

The statistics of the copper, gold and molybdenum are summarized in Table 17-20, Table 17-21 and Table 17-22 respectively, for the 5 m composites at Heruga. In these tables CV = coefficient of variation (standard deviation/mean), a measure of relative variability.  Extreme values or outliers were capped (or top-cut) prior to compositing the data which has reduced both the skewness and the CV of the populations.

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Table 17-20:	Heruga Statistics for 5 m Composites - Cu % Data
Lithology(*)	Cu Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	165	0.01	0.56	0.09	1.13
Va	0.3	1000	34	0.04	0.73	0.37	0.51
Va	Bkg	2000	431	0.01	1.00	0.23	0.64
LQmd	Bkg	2000	98	0.01	0.38	0.06	1.56
Qmd	Bkg	2000	299	0.01	0.77	0.20	0.67
Va	0.3	2000	711	0.01	2.57	0.52	0.57
Qmd	0.3	2000	354	0.01	1.77	0.53	0.52
Va	Bkg	3000	19	0.01	0.13	0.03	0.94
Va	Bkg	4000	233	0.01	0.89	0.21	0.70
Qmd	Bkg	4000	2	0.01	0.11	0.08	0.27
Va	0.3	4000	537	0.01	1.76	0.54	0.51
(*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

Table 17-21:	Heruga Statistics for 5 m Composites - Au g/t Data
Lithology(*)	Au Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	221	0.01	0.78	0.14	0.83
Va	Bkg	2000	660	0.01	1.00	0.19	0.71
Qmd	Bkg	2000	369	0.01	0.73	0.19	0.71
LQmd	Bkg	2000	116	0.01	0.53	0.06	1.64
Va	0.3	2000	290	0.01	2.90	0.45	0.66
Qmd	0.3	2000	129	0.01	1.75	0.44	0.60
Va	0.7	2000	197	0.01	7.46	1.11	0.95
Qmd	0.7	2000	163	0.10	6.47	1.35	0.85
Va	Bkg	3000	19	0.01	0.47	0.17	0.78
Va	0.3	3000	2	0.41	1.29	0.85	0.52
Va	Bkg	4000	421	0.01	0.85	0.18	0.65
Qmd	Bkg	4000	1	0.14	0.14	0.14	-
Va	0.3	4000	354	0.01	4.19	0.75	0.83
(*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

Table 17-22:	Heruga Statistics for 5 m Composites - Mo ppm Data
Lithology(*)	Mo Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	81	10	205	28	1.12
Va	100	1000	35	15	305	129	0.59
Va	Bkg	2000	704	10	516	62	0.96
Qmd	Bkg	2000	355	10	448	50	1.17
LQmd	Bkg	2000	65	10	63	16	0.61
Va	100	2000	395	10	1570	228	0.84
Qmd	100	2000	280	10	1218	241	0.77
Va	Bkg	3000	4	10	10	10	-
Va	Bkg	4000	325	10	586	54	1.14
Qmd	Bkg	4000	1	10	10	10	-
Va	100	4000	395	10	1171	227	0.82
(*) Va: basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

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Descriptive Statistics

Copper grades within the 0.3 % Cu shell generally display single distributions with some evidence of a lower grade population due to the presence of un-mineralized post mineral dykes that have not been captured by wireframes.  Coefficient of variation (CV) values are relatively low at 0.5 to 0.6.  Background domains for both Qmd (quartz-monzodiorite) and Va (augite basalt) show higher CVs, generally above one and the CDF plots also show evidence of multiple populations.  These probably reflect isolated higher grade zones in the background that were not captured within the main grade shell.  Cognizance of these isolated higher grade populations in the background domain was taken when applying outlier restrictions during grade interpolation.  The CDF plot for the entire population supports the construction of a grade shell in the 0.2% to 0.3% Cu range.  There are no coherent zones of higher grade copper mineralisation that are easily constrainable with the current drill coverage.

Gold grades were observed to display moderate positive skewness and multiple populations with evidence of lower grade populations in the 0.2 to 0.3 g/t range.  Within both the 0.3 g/t and 0.7 g/t gold domains the Va (augite basalt) and Qmd (quartz monzodiorite) display similar properties although the Qmd has a slightly higher mean of 1.35 g/t (vs. 1.31 g/t for Va) in the 0.7g/t domain.  CVs within the grade shells are generally low to moderate, in the 0.6 to 0.9 range, this increases to 1 to 1.2 for the background domains.  As with copper, this highlights the requirement for some outlier restriction in the background domains.

Molybdenum grades within the 100 ppm shell display low to moderate positive skewness and single population distributions.  There is some evidence of a possible lower grade population at around 50 ppm suggesting the grade shell may require some optimization when more data are available.  Augite basalt usually shows a slightly higher mean grade to Qmd although the overall distributions are similar.  CVs are low to moderate, in the 0.6 to 0.8 range.  The background domains are more positively skewed with somewhat higher CVs, in the 0.8 to 1.1 range.

Box-Plot and Contact Grade Profile Analyses

Contact profiles (or contact plots) were generated by Ivanhoe to explore the relationship between grade and (1) lithological domains and (2) grade shell domains.  The rationale of the studies was to identify lithological or grade shell contacts that should be treated as hard during estimation.  A domain with a hard contact will not share composites with other domains during grade interpolation.

Results

Box-plots for copper showed that both within the grade shells and in the background domains there was little evidence of lithological control on copper grades.  Augite basalt (Va) and quartz-monzodiorite (Qmd) have very similar overlapping distributions.  The post mineral dykes and the late quartz-monzodiorite both show up as distinct, very low

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grade distributions.  There are marked separations between the upper and lower quartiles of the distributions within and outside of the grade shells suggesting the distributions should be modelled separately.

Gold boxplots show similar overlapping relationships for Va and Qmd to those seen for copper.  The mean of the Qmd is slightly elevated compared to Va in the 0.7 g/t shell while the reverse is true in the 0.3 g/t shell.  Post mineral dykes and the late Qmd show similar relationships to those observed for copper.  As with copper, the distributions within the grade shells show a marked separation with those outside.

Molybdenum box-plots show the same relationships as those displayed for copper and gold.

Contact profile analysis confirmed the soft nature of the lithological contacts both inside and outside of the grade shell domains.  As expected, contacts of the individual grade shells displayed a marked change in grade supporting the use of the grade shell boundaries as hard contacts.  The late Qmd, post mineral dykes and sediment surface - all of which are to be treated as ‘waste’ domains (zero grade) - showed sharp breaks in grade across the contact which were therefore treated as hard boundaries.

Estimation Domains

Data analysis showed no discernable difference between the two main host lithologies; augite basalt and quart-monzodiorite.  For estimation purposes therefore, these two lithologies were grouped into a single lithological domain.

It should be noted that the lack of demonstrated lithological control on grade distribution at this early stage in the development of the project is not unexpected.  Similar relationships were observed at Oyu Tolgoi, where the controls on mineralization became apparent only once detailed infill drilling was completed.  However, there does appear to be a spatial association of higher copper and gold grades with the Qmd intrusion.

The waste lithologies, while represented in the block model, were not estimated but rather were assigned zero grade.  Within each structural block the model was therefore split according to whether or not it was mineralised or unmineralised and by grade shell.  The final estimation domains used are shown in Table 17-23, Table 17-24 and Table 17-25.

Evaluation of Extreme Grades

Capping (or top-cutting) was applied to the raw assays prior to compositing (Table 17-26).  Various capping studies including decile analysis, CV plots and use of CDF plots were used to assign caps.  As well as top cutting of extreme grades some outlier restriction was also applied, particularly in the background domains.

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Table 17-23:	Gold Estimation Domains - Mineralised Lithologies Only

SDM	GDM	Lithology	GDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3 g/t
2000	200	Va Qmd	2200	0.7 g/t
3000	0	Va, Qmd	3000	Background
3000	100	Va, Qmd	3100	0.3 g/t
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3 g/t

Table 17-24:	Copper Estimation Domains - Mineralised Lithologies Only

SDM	CDM	Lithology	CDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3%
3000	0	Va, Qmd	3000	Background
3000	100	Va, Qmd	3100	0.3%
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3%

Table 17-25:	Molybdenum Estimation Domains - Mineralised Lithologies Only

SDM	MDM	Lithology	MDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	100 ppm
3000	0	Va, Qmd	3000	Background
3000	100	Va, Qmd	3100	100 ppm
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	100 ppm

Top cutting was generally applied at values close to the 99th percentile for all three metals.  Outlier restriction was applied a values close to 99% for copper, 97% to 98% for molybdenum and gold.  QG considers the approach taken to metal reduction was appropriate and applied reflecting the inferred status of mineralization.  A number of iterations of grade estimation were done and during these the outlier caps were lowered from those initially selected to better control potential smearing in the background domains.

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Table 17-26:	Summary of Capping Parameters

Domain	Metal	Domain	Cap	Distance	Outlier Cap

Background	Au	All	1 g/t	50m	0.5 g/t
Background	Cu	All	1%	50m	0.5%
Background	Mo	All	800 ppm	50m	500 ppm

0.3 Au Shell	Au	2000	3 g/t	100m	1 g/t
0.3 Au Shell	Au	3000	5 g/t	100m	3 g/t
0.3 Au Shell	Au	4000	5 g/t	100m	3 g/t
0.7 Au Shell	Au	2000	10 g/t	100m	6 g/t

0.3 Cu Shell	Cu	All	3%	100m	2%

100 Mo Shell	Mo	All	1800 ppm	100m	1000

17.2.3	Variography

Variography was undertaken by Ivanhoe on copper, gold and molybdenum for the capped and tagged composites and using Snowden’s Visor software.  Initial studies focused on directional variograms within each of the major domains, however it became apparent that data spacing would preclude the use of directional variography.

Variography subsequently focused on producing isotropic variograms for each metal for the combined host lithologies (augite basalt and quartz-monzodiorite).

Copper and gold show relatively low nuggets of 20% of the total variance, molybdenum is moderate to high at 38% of the sill.  All three metals show relatively short first structures of 20 m to 30 m and long second structures of 250 m to 300 m.  Due to the relatively wide drill spacing of 150 m - 300 m between sections, the isotropic variograms are dominated by the down-hole variograms.  Cognizance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer.  In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone.  Because drilling at Heruga is perpendicular to the dip of the mineralized zone it is likely that the current isotropic variograms underestimate range of continuity.  Drilling direction is thought to lie between the y and z axis of the model variogram.

QG independently generated variograms for the three metals and came to similar conclusions as Ivanhoe on the limitations of directional variography (Table 17-27).  Subsequent isotropic variogram models were very similar to those generated by Ivanhoe.

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Table 17-27:	Variogram Parameters

		Copper	Gold	Molybdenum
Model		SPH	SPH	SPH
	Nugget	0.20	0.21	0.38
Sills	C1	0.27	0.17	0.16
	C2	0.53	0.62	0.46
	Z	0	0	0
	X	0	0	0
Rotation Angles	Y	0	0	0
	Y1	26	31	34
	X1	26	31	34
	Z1	26	31	34
Ranges	Y2	277.5	268	282.5
	X2	277.5	268	282.5
	Z2	277.5	268	282.5

Notes:	Models are spherical (SPH)

17.2.4	Model Setup

The block size selected was 20 x 20 x 15 m.  This allowed consistency with previous modelling at the Oyu Tolgoi deposits and is considered a suitable block size for mining studies using the block cave approach.

To accurately account for the volume of post mineral dyke material, sub-celling of the larger blocks was used when tagging the model with dyke wireframes.  Each block was allowed to be split into four smaller cells in the x, y and z dimensions.  Sub-cells were also permitted at grade shell boundaries to allow some smoothing of grades across the contact.

Various coding on the block models was performed by Ivanhoe in preparation for grade interpolation.  The block model was coded according to zone, lithological domain, and grade shell.  Post-mineral dykes and the late quartz-monzodiorite were assumed to represent zero-grade waste cutting the mineralized lithologies.

17.2.5	Estimation

Only the mineralized lithologies were estimated; i.e. Qmd and Va.  All other units in the model were set to zero grade (hornblende-biotite-andesite dykes, biotite-granodiorite dykes, late quartz-monzodiorite intrusion and overlying sediments).

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Primary grade interpolation for the three metals was by ordinary kriging of capped 5 m composites.  In addition density was interpolated by inverse distance to the power three (ID3).  As part of the model validation, grades were also interpolated using nearest neighbour, inverse distance to the power three and ordinary kriging of uncapped composites.  Blocks and composites were matched on specific domain key fields that ensured hard boundaries were respected between structural domains and between grade shells.  Only full cell estimation was used during kriging i.e. sub-celling was used for geometry/volume purposes only.

The search ellipsoids were oriented preferentially to the general trend of the grade shells.  Studies at other Oyu Tolgoi deposits have shown that the anisotropy of variograms tends to mirror the shape of the grade shells.  There are many similarities between Heruga and Hugo Dummett in terms of structural geological setting that support using a similar approach at Heruga.

A staged search strategy was applied by Ivanhoe with the first pass at 200 m, and a second at 400 m.  A minimum two hole rule was applied to both passes.  Any blocks not interpolated by the first two passes were filled with a third pass that removed the two hole constraint.  The table below (17-28) shows the search strategy.  The same ellipse was applied to all metals.  QG independently ran additional checks to confirm that the search strategy was appropriate.

Table 17-28:	Search Ellipsoids for Heruga

	Z	X	Y	XDIST	YDIST	ZDIST	Min Comps	Max Comps	MAX DDH
1st Pass	-65	-80	0	200	200	100	8	30	6
2nd Pass	-65	-80	0	400	400	200	8	30	6
3rd Pass	-65	-80	0	400	400	200	6	30	6

Outlier restriction

To avoid excessive smearing of isolated high grades, particularly in the background domains, outlier restriction during kriging.  Outlier restriction was applied as a second cap whereby grades over a particular threshold were only used in blocks within a specified distance from a drillhole (50 m to 100 m).  Outside of this distance the lower capped value was used.  The caps and the outlier distances used are shown in Table 17-26.

Bulk Density

Bulk density values were interpolated into the model using inverse distance to the power three (ID3) estimation.  The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 17-29.  As with copper gold and molybdenum, a concentric search method was applied.

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Table 17-29:	Bulk Density Search Ellipsoids for Heruga

		All Domains
	Z	-65
Rotation Angles	X	-80
	Y	0
	Y	150
Ranges (m)	X	150
	Z	150
	Min	5
Number of Comps	Max	20
	Max DDH	4

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology.  Any blocks in the model that were not interpolated were assigned a mean density based on rock type.  The mean bulk density of each lithology is shown in Table 17-30.

Table 17-30:	Average Bulk Density

Lithology	Bulk Density
Va	2.86
QMD	2.73
Late QMD	2.76
Sediment	2.80
Hornblende-biotite andesite dyke	2.74
Biotite granodiorite dyke	2.72

Full Cell Model

The final sub-cell model was regularized to a full cell model after estimation was complete. Sub-cells were combined into full cells using volume weighting.  Regularization results in smoothing across grade shell boundaries and the incorporation of internal dilution from post mineral dykes where full model cells contained dyke sub-cells.  In the full cell model the lithology is regenerated based upon majority coding by volume.  This means blocks can be majority coded as post mineral dyke but may contain some grade.

17.2.6	Validation

Visual Inspection

A detailed visual validation of the Heruga resource model was undertaken by Ivanhoe and QG and it was found that tagging of the drill data file and the block model was done correctly.  The model was also checked in plan and section to ensure that the grade

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interpolation accurately reflected the original drill assays.  The grade shells appear to have adequately constrained the high values and no evidence of excessive smearing of high grades in the background was observed.  In some areas the model showed evidence of nearest neighbor striping due to a lack of data although these areas were excluded when tagging the resource model for classification.

QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider they are well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.  Minor differences noted in the resultant models were attributed to slight differences in variograms, search parameters and the use of different (commercial) mine planning and resource estimation software (Minesight and Isatis).

Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades from the model with means from unrestricted nearest-neighbor estimates.  (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average grade when no cut-off grade is imposed and is a good basis for checking the global performance of different estimation methods.)  Results, summarized in Table 17-31, show no problems with global bias in the estimates.

Table 17-31:	Global Model Mean Grade Values by Domain in Each Zone

Domain / Zone	Kriged Estimate	Nearest Neighbour Estimate	Unrestricted Kriged Estimate	Metal Reduction
Copper
Background	0.202	0.213	0.216	6.3%
0.3 % Shell	0.475	0.478	0.477	0.5%
All Blocks	0.357	0.363	0.364	2.0%
Gold
Background	0.17	0.18	0.19	9.8%
0.3 g/t Au Shell	0.40	0.42	0.42	4.4%
0.7 g/t Au Shell	1.15	1.14	1.25	8.0%
All Blocks	0.38	0.38	0.40	6.4%
Molybdenum
Background	47.5	49.0	48.3	2%
100ppm shell	196.4	201.7	202.8	3%
All Blocks	99.8	102.6	102.6	3%

Local Bias Checks

The resource model was also checked for trends and local bias using 50 m swath plots that compared the restricted kriged estimates to nearest neighbor estimates (Figures 17-14 to 17-16).  The nearest neighbor estimates act as an unbiased de-clustered sample

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population and comparison should highlight areas of potential bias in the kriged estimate. The plots also display the number of model blocks in each 50 m swath.

Figure 17-14:	Gold Swath Plots

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Figure 17-15:	Copper Swath Plots

Figure 17-16:	Molybdenum Swath Plots

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17.2.7	Mineral Resource Classification

The Mineral Resources of the Heruga deposit were classified using logic consistent with the CIM definitions referred to in NI 43-101.  At present the mineralization of the project satisfies sufficient criteria to be classified as an Inferred resource.

Inferred Mineral Resources

Blocks within 150 m of a drillhole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drillholes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drillhole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  The average distance of all the Inferred blocks in the resource model is displayed in the plot below (Figure 17-17).  Of the total tonnes classified as inferred approximately 95% are within 150 m of a drillhole while the average distance of the inferred blocks is approximately 100 m.

QG are satisfied that the resultant Inferred resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

Figure 17-17:	Total Inferred Resource Tonnes by Distance in Heruga

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17.2.8	Mineral Resource Summary

The total Heruga Deposit Mineral Resource inventory, based on drilling as of 13 February, 2008 at various copper equivalent (CuEq) cut-offs is based on assumptions in in Table 17-32.  The resource is shown in Table 17-33.

The base case reporting CuEq cut-off grade of 0.6 %CuEq was determined using cut-off grades applicable to mining operations exploiting similar deposits and is consistent with the cut-offs applied to Hugo North and Hugo South.  At Heruga the presence of Molybdenum in potentially economic concentrations has led to a revision of the CuEq formula used for the other Oyu Tolgoi Deposits.

Table 17-32:	Copper Equivalent Assumptions

	Copper	Gold	Molybdenum
Price	$1.35 lb	$650 oz	$10 lb
Recovery relative to Cu Recovery	1.0	0.908	0.719

Note: The recovery stated is not absolute recovery but recovery relative to copper recovery. The gold recovery factor is based on test work at Oyu Tolgoi while Molybdenum is based on the operational Mo recoveries at other similar Gold-Copper-Molybdenum porphyry deposits.

CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76

While the equivalence formula accounts for differential recoveries the contained metal shown in the table is in-situ metal.

Table 17-33:	Mineral Resource Inventory, Heruga Deposit, Based on Drilling Completed as of Feb. 13, 2008 and Reported by Ivanhoe Mar. 12, 2008

Notes:

•   *Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula CuEq = %Cu +((g/t Au*18.98)+ (%Mo*0.01586))/29.76.

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18.0	OTHER RELEVANT DATA AND INFORMATION

No other data or information are relevant for this review of the Lookout Hill Project.

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19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Lookout Hill Project is not a development or production property and therefore this section is not applicable.

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20.0	INTERPRETATIONS AND CONCLUSIONS

20.1	Shivee Tolgoi JV Property

20.1.1	Hugo North Extension

Resource

The Hugo North Extension on the Lookout Hill Project and the Hugo North Deposit on Ivanhoe’s adjacent Oyu Tolgoi Project are both part of a single geological entity.  Because of this, the Mineral Resources of both deposits together have been estimated as a single body using the same parameters, composites and geological information.  At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two Projects and the tonnes and grades are reported accordingly.

The publically reported estimate for Hugo North was completed by AMEC in 2007 (Cinits and Parker, 2007). Since then, only a handful of holes have been drilled and it is considered that these holes would not materially impact a subsequent resource estimate. In late 2008, Scott Jackson and John Vann of Quantitative Group were nominated as QPs for Hugo North Extension, In order to do this, two site visits were completed in 2008 to review local geology, observe sampling, logging, assaying procedures etc as well as understand logic behind the development of the estimation domains. Subsequent to the site visits, QG independently re-estimated the Hugo North (and Hugo North Extension) deposits. All of QG’s checks confirm the work done by AMEC is robust and Scott Jackson and John Vann of QG consent to signing off as QP’s for the estimate.

The Mineral Resource estimate for both the Hugo North and North Extension Deposits was based on 307 core holes totalling 371,172 m. Of these, 37 holes for 54,546 m are within the Hugo North Extension.

General conclusions on the estimate and input data are as follows:

•
The geology of the Hugo North Extension and the adjacent Hugo North Deposit are well understood, however there is additional structural complexity in the Hugo North Extension. The deposits are considered to be examples of a copper-gold porphyry system. The exploration program completed by Ivanhoe on the JV Property relies strongly on geophysical survey data (IP and magnetics) as a method of determining drill targets.  Several geophysical target anomalies remain untested by drilling along strike and are untested by drilling.

•
The highest-grade copper mineralization in the Hugo North Extension is related to a zone of intense stockwork to sheeted quartz veins which typically grades over 2% Cu. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks in the southern part of the deposit.  In addition, moderate to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely-veined zone.  This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).  Bornite is dominant in highest-grade parts of the deposit (averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (averaging

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around 2% Cu for the high-grade chalcopyrite dominant mineralization). At grades of <1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.

•
Elevated gold grades in the Hugo North Extension occur within the up-dip (western) portion of the intensely-veined high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.  Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume).  This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible.  The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins.  The fine-grained sulphide gives the rocks a black “sooty” appearance.  The red colouration is attributed to fine hematite dusting, mainly associated with albite.

•
The Hugo North Extension is characterized by copper-gold porphyry and related styles of alteration similar to those at the adjacent Hugo North Deposit.  This includes biotite-K-feldspar (K-silicate), magnetite, chlorite-muscovite-illite, albite, chlorite-illite-hematite-kaolinite (intermediate argillic), quartz-alunite-pyrophyllite-kaolinite-diaspore-zunyite-topaz-dickite (advanced argillic), and sericite-muscovite zones.

•
Ivanhoe, as project operator, employs a comprehensive QA/QC program for the drilling.  Each sample batch of 20 samples contains four or five quality control samples.  The quality control samples consist of one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation; a reject or pulp preparation duplicate, which is inserted during sample preparation; and one or two reference material samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visually estimates), which are inserted after sample preparation.

•
QG briefly reviewed Ivanhoe’s QA/QC procedures and found them to be strictly followed.  Duplicate performance of core, coarse reject, and pulp duplicates was evaluated by QG and although some biases in Au and Cu for standard reference materials (SRM’s) relative to best value were noted, these were generally small and not consistent and therefore considered acceptable.  The core duplicates have poor precision; this is due to the inherent heterogeneity of the mineralization. Coarse and pulp duplicate precision is very good.  QG is of the opinion that Ivanhoe’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

•
The Hugo North/Hugo North Extension resource model was developed using industry-accepted methods. QG validated Ivanhoe’s lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.  The shapes were found to honour the drill data and appeared to have been well constructed.  QG also reviewed Ivanhoe’s 3D mineralized envelopes, or shells, used to constrain grade interpolation.  These were found to be well constructed but did not exactly match the drillholes used for estimation. QG noted a 0.5-3m difference between the wireframe nodes and drillhole intercepts. These differences are not considered material.

•	The Mineral Resources of the Hugo North Extension within Shivee Tolgoi JV property were classified using logic consistent with the CIM definitions referred to in National

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Instrument 43-101.  The mineralization of the project satisfies sufficient criteria to be classified in both Indicated and Inferred Mineral Resource categories.

The Hugo North Extension remains open to the north-northeast and in most sections, at depth.  However at the northernmost tip of the deposit, the top of the mineralization is approximately 1,200 m below surface, making additional drilling slow and expensive.  Although additional drilling is warranted to trace the mineralization in these directions, this is best done from underground, if the appropriate access and infrastructure is eventually put in place.

Processing and Metallurgy

Minproc has supervised preliminary process and metallurgical testwork on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe’s Oyu Tolgoi Project.  Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested.  According to Ivanhoe Mines, elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending. Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project

20.1.2	Ulaan Khud (Airport North)

Ulaan Khud, located approximately 8 km north of Hugo North Extension, is an extensive area of flat topography underlain by unconsolidated Cretaceous cover that was considered by Ivanhoe as an ideal location for an international airport. The zone was explored during 2006 and early 2007 with 35 diamond drillholes totalling approximately 16,700 m. One additional hole was drilled in 2008 to test the up-dip extension of mineralization intercepted in hole EGD127.

Drilling in 2006 and 2007 defined a shallow but narrow, steeply-dipping zone 30-50 m wide with a north-south strike length of approximately 900 m, and a vertical extent of up to 600 m. The zone averages <0.3% Cu but contains narrow, patchy, high-grade copper and gold intervals.  No significant mineralization was intercepted in the 2008 drill test and the zone was not expanded.

No further work is recommended in this area; however, the poorly explored area between the south end of the Ulaan Khud and Hugo North Extension could still be considered prospective.

20.1.3	Heruga Deposit - Javhlant MEL

The Heruga project, which lies within the Javhlant MEL, contains a large zone of porphyry copper-gold-molybdenum mineralization that has been subject to systematic drilling by Ivanhoe Mines.  To date, 35 drillholes totaling 44,205 m had been completed.

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QG has reviewed pertinent data from the Javhlant MEL and the adjacent Oyu Tolgoi Project (100% Ivanhoe) to obtain a sufficient level of understanding to complete a Mineral Resource estimate for the Heruga Deposit.

The copper-gold-molybdenum porphyry-style mineralization at Heruga is hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is significant (100 ppm - 1000 ppm) molybdenum mineralization in the form of molybdenite.  Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

Similar to comments made regarding the Hugo North estimate, QG has noted that Ivanhoe has continued to implement the comprehensive QA/QC program.  The protocols have not changed since the AMEC review (discussed above) and are not repeated here.

QG completed visits to the on-site preparation laboratory and assaying laboratory in Ulaanbaatar.

QG reviewed Ivanhoe’s QA/QC procedures at site in 2008 and found them to be followed.  Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process.  QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable.  QG conclude that Ivanhoe’s current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of Quantitative Group.  A close-off date of 13 February, 2008 for survey (collar and downhole) data was

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utilized for constructing the geological domains. Additional assay data was incorporated into the database up to 21 February, 2008.

Ivanhoe created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults. For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honored the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software.  The methodology used was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101.  Blocks within 150 m of a drillhole were initially considered to be in the Inferred category.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.  The shape aimed to remove isolated blocks around drillholes where continuity of mineralization could not be confirmed.  Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drillhole.  These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone.  Of the total tonnes classified as inferred approximately 95% are within 150 m of a drillhole while the average distance of the Inferred blocks is approximately 100 m.

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20.2	Western MELs (100% Entrée)

20.2.1	Shivee Tolgoi MEL

Altan Khulan was tested with two diamond drill holes but did not return any significant results. No further work is recommended at this time.

The Tom Bogd geochemical-geophysical-geological target was tested with a single diamond drill hole; however, the hole was abandoned before reaching the target depth. The chargeabilty and the surface molybdenum geochemical anomalies have still not been explained and this target continues to be of interest. Additional drilling is planned for the 2009 program.

20.2.2	Togoot MEL

Coal Targets

Detailed 2008 geological mapping in the northwest corner of the Togoot MEL resulted in the discovery of coal at two locations - Nomkhon Bohr and Coking Flats.  These targets lie within stratigraphy believed to be similar to that hosting the Tavaan Tolgoi metallurgical coal deposit located 70 km to the northwest.  The prospective area comprises some 38.5 square kilometres. During 2008, a total of 40 core holes totaling 4,979 m and 34 RC holes totalling 4,814 m were completed on three separate targets. Twelve of the forty core holes were abandoned due to difficult drilling conditions.

The main target, Nomkhon Bohr, is a near-surface discovery in a complex geological environment.  The coal is hosted by a moderate to steeply dipping folded sequence of continental sediments.  Although the zone does not crop out on surface, it has been traced by drilling and trenching over a strike length of 1,300 m.  Analyses to date indicate the Nomkhon Bohr coal is low- to medium-volatile bituminous localy upgraded to anthracite (as determined from the PARR formula) with variable sulphur and high ash contents.  Coal-bearing horizons in drillholes can be up to 57 m in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 m to 4.35 m.  True thicknesses are uncertain due to possible repetition of the host stratigraphy.

The other two coal targets, Coking Flats and Khar Suul, are blind discoveries underlying Cretaceous conglomerates and sandstones which are up to 130 m thick.  Coal intercepts are narrower and with lower calorific content when compared to Nomkhon Bohr. It is speculated that Nomhon Bohr coal has upgraded calorific values due to the overlying dioritic sill.

Additional geological and geophysical targets remain to be tested.

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Base and Precious Metal Targets

Surface geological, geochemical and geophysical (IP and magnetics) work was completed at the Ukhaa Tolgod Au-Ag target and at the Baruun Khatnii Guya Mo target. Work at Khatnii Guya was not encouraging and no further work is planned.

At the Ukhaa Tolgod target, hand and excavator trenching helped define an approximetly 300 m long, linear northeast-trending zone of Au-Ag mineralization within silicified, felsic volcanic. Chip sampling of trenches returned numerous significant values, including, for example, up to 1 m of 108 g/t Ag and 1.39 g/t Au. Additional exploration, including drilling, is recommended on this area.

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21.0	RECOMMENDATIONS

21.1	Shivee Tolgoi JV Property

Exploration on the Shivee Tolgoi JV property is under the control of project operator Ivanhoe.

21.1.1	Hugo North Extension

Resources and Reserves

•	No new work was completed on the resource in 2008 and no additional work is recommended at this time.

Processing and Metallurgy

•	Minproc has recommended a metallurgical program of variability testing, comprising at least 15 samples from Hugo North Extension, to establish typical metallurgical performance.

21.1.2	Ulaan Khud

No additional work is recommended at Ulaan Khud.

21.1.3	Heruga Deposit - Javhlant MEL

•
Heruga and Javhlant exploration is under the control of Ivanhoe. It is recommended that Ivanhoe Mines complete the current phase of delineation drilling on the Heruga Deposit.  Additional drilling is still outstanding within the main Heruga Ore zone to complete the initial inferred pattern. Approximately five holes are still outstanding to complete the pattern. Once this is complete the Heruga resource estimate should be updated.

•
If results of the resource calculation support it, then infill drilling along 150 m spaced sections should be completed and any additional drilling (e.g. geotechnical) as required to calculate an Indicated Resource. Preliminary metallurgical studies should also be commenced to ensure metallurgical characteristics are reasonable.

21.2	Western MELs

The 2008 Phase I, approximately US$3.8 million exploration program proposed by AMEC (Cinits and Parker, 2007) has been completed by Entrée.  Continued exploration to explore the Western MELs within the Lookout Hill Property is recommended in 2009 as outlined below.

Exploration will include geological mapping, diamond and RC drilling, primarily to continue testing coal targets in the northwest corner of the Togoot MEL and to continue defining the Nomkhion Bohr coal area. Additional drilling is also proposed on the Altan Khulan gold target (Shivee Tolgoi MEL) and the Ukhaa Tolgod silver target (Togoot MEL).  The cost (including 10% contingency) for Phase 1 is approximately US$2.5 million (see Table 21-1).  It is expected that this next phase of exploration will take approximately 3 months to complete.

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Table 21-1:	Western MELs - 2009 Exploration Budget, Phase 1

Item	Description	US$
Core & RC Drilling: (including mob/demob)		1,020,000
Analytical (including shipping and QA/QC samples)		107,500
Camp and vehicles		358,050
Professional staff and Camp Staff:		139,400
General labour		36,000
Consultants		144,500
Geophysics		98,000
Database Work		11,400
Licenses and Permits		269,400
Equipment, supplies and related expenses		32,000
Travel		60,250
Miscellaneous (Administrative, communications, etc)		30,000
Subtotal Phase I		2,306,500
Contingency (~10%)		230,660
Phase 1 Total	Approximately	$2,537,160
Note:	Phase 1 total rounded to the nearest US$10,000; some of the individual totals rounded to the nearest US$1,000.

Contingent upon successful results from the Phase I program, a Phase II program comprising additional follow-up drilling and totalling approximately $US3.3 million is recommended.

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22.0	REFERENCES

AMEC-Ausenco, 2005:  Summary Technical Report, Oyu Tolgoi Project, Mongolia, Integrated Development Plan: unpublished report, Ivanhoe Mines Mongolia Inc.  October, 2005, accessed 20 February, 2007, http://www.ivanhoe-mines.com/s/NewsReleases.asp?ReportID=118375&_Type=News-Releases&_Title=independent-integrated-development-plan-for-oyu-tolgoi-highlights-significant and long-lasting benefits for Mongolia.

Badarch, G., 2005:  Tectonics of South Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R. Seltmann, O. Gerel and D. J. Kirwin, eds., IAGOD Guidebook Series 11, CERCAMS/NHM London, pp. 119-129.

Badarch G., Cunningham W.D., and Windley B.F, 2002:  A New Terrane Subdivision for Mongolia: Badarch G., Cunningham W.D., and Windley B.F, 2002:  A New Terrane Subdivision for Mongolia: Implications for the Phanerozoic Crustal Growth of Central Asia: Journal of Asian Earth Sciences, vol 21, pp. 87-110.

Blower, S., 2006: Copper Flats Deposit, Mongolia, NI 43-101 Technical Report; unpublished internal report, Ivanhoe Mines Ltd., (technical report filed under NI 43-101, SEDAR).

Brand, N. 2006: Comments and Recommendations on Current QC Protocols and Procedures for Entrée Gold Inc.’s Mongolian Projects: unpublished internal report, Entrée Gold Inc., October 2006.

Cann, R., 2004:  2002-2003 Exploration Report on the Shivee Tolgoi Property, Őmnögovi Aimag, Southern Mongolia; unpublished report, Entrée Gold Inc. November, 2004 (technical report filed under NI 43-101, SEDAR).

Cann, R., 2007: Technical Report on the Javhlant License, Őmnögovi Aimag, Southern Mongolia; unpublished report, Entrée Gold Inc. November, 2007 (technical report filed under NI 43-101, SEDAR).

Cherrywell C.H., 2005:  Summary Report on the Property of the Entrée-Ivanhoe Earn-in and Equity Participation Agreement, Shivee Tolgoi Earn-in Property, Southern Gobi Region, Mongolia: unpublished report, Entrée Gold Inc.

Cinits R., and Parker, H., 2007. Lookout Hill Project, Mongolia, NI 43-101 Technical Report March 29, 2007

Forster, C.N., 2006: Drilling report, Hugo North Extension: unpublished internal company report, Entrée Gold Inc., February 2006.

Forster, C.N., and Crane, D., 2006: Entrée Gold - Ivanhoe Mines JV Project Geology and Drilling Report, Second Anniversary: unpublished internal company report, Entrée Gold Inc., 47 p.

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Forster, C.N., Crane, D., Kavalieris, I. and Sketchley, D., 2008:  Entrée Gold - Ivanhoe Mines JV Project Geology and Drilling Report, Third Anniversary: unpublished internal company report, Entrée Gold Inc., 57 p.

Hodgson, S.B., Juras, S.J, Bull, G. and Oliver, R.G., 2005:  Technical Report, Preliminary Assessment, Oyu Tolgoi Project, Mongolia: unpublished internal report, Ivanhoe Mines Ltd., January 2005 (technical report filed under NI 43-101, SEDAR). ioGlobal, 2006:  Audit Report on Laboratories, Mongolia: unpublished internal report, Entrée Gold Inc., September, 2006.

Ivanhoe Mines Ltd., 2007:  Oyu Tolgoi (Turquoise Hill) Gold and Copper Project, Southern Mongolia: article posted to Ivanhoe Mines website, accessed 20 February, 2007, http://www.ivanhoe-mines.com/s/OyuTolgoi.asp.

Juras, S., 2005:  Technical Report, Hugo Dummett and Southern Oyu Deposits, Oyu Tolgoi, Mongolia: unpublished report, Ivanhoe Mines Mongolia Inc., May 2005 (technical report filed under NI 43-101, SEDAR).

Kavalieris, I. and Wainwright, A., 2005: Wholerock geochemistry of Late Devonian island arc and intrusive suites from Oyu Tolgoi, South Gobi, Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R. Seltmann, O. Gerel and D. J. Kirwin, eds., IAGOD Guidebook Series 11, CERCAMS/NHM London, pp. 169-174.

Kirwin, D. J., Forster, C. N., Kavalieris, I., Crane, D., Orssich, C., Panter, C., Garamjav, D., Munkbhat, T. O. and Niislelkhuu, G., 2005:  The Oyu Tolgoi copper-gold porphyry deposits, South Gobi, Mongolia; in Geodynamics and Metallogeny of Mongolia with a special emphasis on copper and gold deposits, R. Seltmann, O. Gerel and D. J. Kirwin, eds., IAGOD Guidebook Series 11, CERCAMS/NHM London, pp. 155-168.

Kovalenko, V. I., Yarmoluyk, V. V., Sal’nikova, E. B., Kozlovsky, A. M., Kotov, A. B., Kovach, V. P., Savatenkov, V. M., Vladykin, N. V. and Ponomarchuk,  V. A., 2006: Geology, Geochronology, and Geodynamics of the Khan Bogd alkali granite pluton in southern Mongolia; Geotectonics Vol. 40, No. 6, pp 450-466.

Lewis, P., 2008: Notes on the Geology of the Heruga Deposit; unpublished report prepared for Ivanhoe Mines Mongolia, 21p

Panteleyev, A. 1995:  Porphyry Cu+/-Mo+/-Au: in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 87-92.

Panteleyev, A. 1996a:  Epithermal Au-Ag-Cu: High Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 37-39.

Panteleyev, A., 1996b: Epithermal Au-Ag: Low Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and

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Hõy, T, Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pages 41-44.

Panteleyev, A., 2004a:  Report on 2004 Geological Mapping ‘Shivee Tolgoi’ Property, Omnogovi Aimag, South Gobi Region, Mongolia; Geology of “Main” (Zones I, II and III) and ‘Copper Flats’ Grids: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc.

Panteleyev, 2004b:  Report on 2004 Exploration Program and Geological Mapping, Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., April 2005.

Panteleyev, 2005:  Report on 2004 Exploration Programme and Geological Mapping Shivee Tolgoi (Lookout Hill) Property, Southern Gobi Region, Mongolia: unpublished internal report to Entrée Gold Inc. by XDM Geological Consultants Inc., February 2005 (technical report filed under NI 43-101, SEDAR).

Panteleyev, A. 2006:  Report On 2006 Geological Mapping, Lookout Hill (Shivee Tolgoi) Property, Omnogovi Aimag, South Gobi Region, Mongolia - Geology South Of ‘West Grid’ and Entrée-Ivanhoe Project Property Boundary Region with summary comments on U-Pb dating results and Bayan-Ovoo ‘Ring Dyke’, ‘Devonian Wedge’  and Northern Zone I alteration extension areas; unpublished report prepared for Entrée Gold Inc., 15p.

Panteleyev, A., 2008: Report on June/July 2008 Geological Mapping, Togoot Licence, Lookout Hill (Shivee Tolgoi) Property, Omnogovi Aimag, South Gobi Region, Mongolia - Geologic Mapping of Volcanic Terrane in Nothern Togoot Licence Area unpublished report prepared for Entrée Gold Inc., 25p.

Perelló, J., Cox, D., Garamjav, D., Sanjdorj, S., Schissel, D., Munkhbat, T-O and Oyun, G. 2001:  Oyu Tolgoi, Mongolia: Siluro-Devonian Porphyry Cu-Au-Mo and High Sulphidation Cu Mineralization with a Cretaceous Chalcocite Blanket: Economic Geology, v. 96, pp. 1407-1428.

Peters, B., Blower, S., Haines, A., and David, D., 2006:  Oyu Tolgoi Project, Southern Oyu Open Pit Technical Report, unpublished internal report to Ivanhoe Mines Ltd., January 2006, (technical report filed under NI 43-101, SEDAR).

Reid, D.F., Cole, A.L. and Cann, R.M., 2003: 2002 Exploration Report, Shivee Tolgoi JV Property, Omnogovi Aimag, Mongolia: unpublished internal company report, Entrée Gold Inc.

Reid, D.F., Cole, A.L. and Cann, R.M., 2004: 2003 Exploration Report, Shivee Tolgoi JV Property, Omnogovi Aimag, Mongolia: unpublished internal company report, Entrée Gold Inc.

Ryan, B., 1995a: Sub-Bituminous Coal, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, D. V. Lefebure, and G. E. Ray, eds., British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 9-11.

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Ryan, B., 1995b: Bituminous Coal, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, D. V. Lefebure, and G. E. Ray, eds., British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 13-15.

Ryan, B., 1995c: Anthracite, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, D. V. Lefebure, and G. E. Ray, eds., British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 17-19.

Sketchley, D.A., and Forster, C.F., 2007. QA-QC at Oyu Tolgoi Cu-Au Project, South Gobi, Mongolia: meeting and exceeding technical disclosure requirements; CIM Magazine, February 2007, Vol. 2, No. 9.

Sketchley, DA., and Tuvshintsengel, A., 2008. Progress report for January 2008, QAQC work Oyu Tolgoi Project, South Gobi, Mongolia, Ivanhoe Mines Inc. (Unpublished company report).

Thomas, L., 2002. Coal Geology, Wiley and Sons, 384 p.

Vann, J., Jackson, S., Parker, H., David, D., Cann, R., and Foster, J., 2008: NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, unpublished report, Entrée Gold Inc., March 2008 (technical report filed under NI 43-101, SEDAR).

Wainwright, A.J., Tosdal, R.M., Forster, C., Kavalieris, I., Crane, D., Findlay, A., and Kirwin, D., 2005:  Structure and Stratigraphy of the Oyu Tolgoi Cu-Au Porphyry, Mongolia: Poster presentation at Cordilleran Exploration Round Up, Vancouver, January, 2005.

Watkins, T.A., 2007: Shivee Tolgoi Exploration Report Summary of Work Conducted on the Shivee Tolgoi, Javhlant and Togoot Licenses, unpublished internal company report, Entrée Gold Inc., 12 p.

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23.0	DATE AND SIGNATURE PAGE

The undersigned hereby sign off on this Technical report, titled NI 43-101 Compliant Technical Report of the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia, with an effective date of June 10, 2009.

Signed

John Vann, F.AusIMM	10 June, 2009

Scott Jackson, M.AusIMM	10 June, 2009

Owen Cullingham, P.Geol.	10 June, 2009

Dean David, M.AusIMM	10 June, 2009

Robert Cann, P.Geo	10 June, 2009

James Foster, P.Geo	10 June, 2009